UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2026

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

1

ULTRAPAR HOLDINGS INC.

ITEM

1.	Individual and Consolidated Interim Financial Information as of and for the Quarter Ended December 31, 2025 and Report on Review of Interim Financial Information
2.	2025 Management Report
3.	4Q25 Earnings Release
4.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on March 4, 2025

2

cfs

ultra

Ultrapar Participações S.A.

FINANCIAL STATEMENTS

2025

Ipiranga ultragaz ultracargo Hidrovias do Brasil

3

Ultrapar Participações S.A. and Subsidiaries

4

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Individual and Consolidated Financial Statements

for the Year Ended December 31, 2025 and Independent Auditor’s Report

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

5

Deloitte Touche Tohmatsu Av. Dr. Chucri Zaidan, 1.240 - 4[o] ao 12[o] andares - Golden Tower 04711-130 - São Paulo - SP Brazil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITOR’S REPORT ON THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, Directors and Management of
Ultrapar Participações S.A.

Opinion

We have audited the accompanying individual and consolidated financial statements of Ultrapar Participações S.A. (“Company”), identified as Parent and Consolidated, respectively, which comprise the individual and consolidated statements of financial position as at December 31, 2025, and the related individual and consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended, and notes to the financial statements, including material accounting policies.

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Ultrapar Participações S.A. as at December 31, 2025, and its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (“IFRS Accounting Standards”) issued by the International Accounting Standards Board (“IASB”).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Auditing Standards. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company in accordance with the relevant ethical requirements set out in the Code of Ethics for Professional Accountants and the professional standards issued by the Brazilian Federal Accounting Council, applicable to audits of financial statements of public interest entities in Brazil. We also comply with other ethical responsibilities in accordance with these standards. We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters (“KAM”) are those matters that, in our professional judgment, were of most significance in our audit of the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not provide a separate opinion on these matters.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited (DTTL), its global network of member firms, and their related entities (collectively, the “Deloitte organization”). DTTL
(also referred to as “Deloitte Global”) and each of its member firms and related entities are legally separate and independent entities, which cannot obligate or bind each other in respect of third parties. DTTL and each DTTL member firm and related entity is liable only for its own acts and omissions, and not those of each other. DTTL does not provide services to clients.
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© 2026. For information, contact Deloitte Global.

6

Business Combination - Hidrovias

Why is it a KAM?

As disclosed in note 28 to the individual and consolidated financial statements, in May 2025, the Company acquired control of Hidrovias do Brasil S.A., now holding 50.15% of its capital. This transaction requires, in accordance with the applicable accounting standards, the recognition by the Company of the business combination, including the measurement, at fair value, of the assets acquired and liabilities assumed, as well as the determination and recognition of goodwill. The determination of these values involves valuation techniques and subjective estimates – such as cash flow projections, discount rates, useful lives and operational assumptions – that require significant judgments by the Management.

This topic was considered a key audit matter due to: (i) the materiality of the balances involved; (ii) the complexity of the required estimates; (iii) the relevant judgment by the Management in concluding that it was a business combination in phases, considering that the Parent Company already had significant influence over Hidrovias before the acquisition of control; and (iv) the high degree of subjectivity inherent to the assumptions used in the measurement of fair value and in the determination of goodwill.

How the Key Audit Matter Was Addressed in the Audit

Our audit procedures included, among others: (i) evaluation of design and implementation of internal controls over the method, assumptions and data used in the business combination; (ii) evaluation of the accounting policy applied to the business combination and the identification of the assets and liabilities recorded at fair value; (iii) understanding and reading of the documents and contracts of the acquisition transactions; (iv) involvement of our valuation specialists in the evaluation of the methodologies used, (v) evaluation of the relevant data and assumptions used by the Management; (vi) recalculation of the revaluation of the investment in the Parent Company; (vii) involvement of our accounting standards experts for the evaluation of the business combination in phases; and (v) review and evaluation of the disclosures included in the individual and consolidated financial statements;

Based on the evidence obtained through our procedures described above, we consider that the accounting treatment adopted by the Management for the business combination of the subsidiary Hidrovias and the respective disclosures presented in the notes are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Recoverability of tax credits (PIS and COFINS)

Why is it a KAM?

As disclosed in the Note nº 7.a.2, as of December 31, 2025, the Company carries tax credits related to PIS and COFINS (Federal Value Added Taxes) at R$ 3,863,682 may be utilized for offset against other federal taxes or may be refunded by the Federal Revenue Service through requests if they are filed within the applicable regulatory period.

The recognition and measurement of PIS and COFINS credits for the Company’s subsidiary Ipiranga Produtos de Petróleo S.A. require a high degree of judgment by Management, given the complexity underlying the interpretations of the applicable tax laws, as well as the uncertainties involving the expected realization of amounts and considerable efforts made by Management in preparing the calculations used to measure and to recognize those tax credits.

Such matter was considered a key audit matter due to (i) the significance of the amounts involved, and (ii) the complexity and high degree of judgment involved in assessing and challenging Management’s assumptions and judgments regarding the realizability of tax credits.

© 2026. For information, contact Deloitte Global.

7

How the Key Audit Matter Was Addressed in the Audit

Our audit procedures included, among others: (i) evaluation of design and implementation of internal controls over the method, assumptions and data used in the projections to support the realization of the tax credits; (ii) the analysis, challenges and tests on the methodology and assumptions used for the projections that support the realization of the credits, including inquiries to the business, treasury and controllership areas about the assumptions and projections that support the projected results and historical performance, retrospective analysis of results, history of offsets and tax refunds, including the evaluation of contradictory evidence; (iii) inquiries to the Management; and (vi) the analysis and evaluation of the disclosures made in the individual and consolidated financial statements.

Based on the evidence obtained from performing our procedures described previously, we consider that the accounting treatment applied to the aforesaid transaction and related disclosures made in the notes are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added for the year ended December 31, 2025 prepared under the responsibility of the Company’s Management and disclosed as supplemental information for purposes of the IFRS Accounting Standards, were subject to audit procedures performed together with the audit of the Company’s financial statements. In forming our opinion, we assess whether these statements of value added are reconciled with the financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria set out in technical pronouncement CPC 09 - Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, in accordance with the criteria set out in such technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and the independent auditor’s report

The Company's Management is responsible for this other information that comprises the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and IFRS Accounting Standards, issued by IASB, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

© 2026. For information, contact Deloitte Global.

8

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

  Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.
  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.
  Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company and its subsidiaries to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.
  Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
  Plan and perform the group audit to obtain appropriate and sufficient audit evidence regarding the financial information of the entities or business units within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

© 2026. For information, contact Deloitte Global.

9

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any eventual significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance a statement that we have complied with the relevant ethical requirements, including the applicable independence requirements, and we have communicated all possible relationships or matter that may considerably affect our independence, including, when applicable, the respective safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The accompanying individual and consolidated financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, March 4, 2026

DELOITTE TOUCHE TOHMATSU	Daniel Corrêa de Sá
Auditores Independentes Ltda.	Engagement Partner

© 2026. For information, contact Deloitte Global.

10

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position as of December 31, 2025 and 2024
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Assets
Current assets
Cash and cash equivalents	4.a	42,145	4,186	3,175,125	2,071,593
Financial investments	4.b	6,515	20,100	3,851,758	2,306,927
Derivative financial instruments	26.f	‐	‐	127,254	246,084
Trade receivables	5.a	‐	‐	3,703,954	3,540,266
Reseller financing	5.a	‐	‐	573,093	511,979
Inventories	6	‐	‐	4,244,164	3,917,076
Recoverable taxes	7.a	1,589	1,323	1,685,426	2,040,008
Recoverable income and social contribution taxes	7.b	25,490	16,734	317,963	151,930
Energy trading futures contracts	26.h	‐	‐	371,241	141,257
Dividends receivable		-	‐	923	3,415
Other receivables and other assets		107,552	95,859	294,068	294,769
Prepaid expenses		7,519	5,506	165,392	163,846
Contractual assets with customers - exclusivity rights	10	‐	‐	666,109	658,571
Total current assets		190,810	143,708	19,176,470	16,047,721

Non-current assets
Financial investments	4.b	1,411,213	300,001	2,381,597	2,819,179
Derivative financial instruments	26.f	‐	‐	773,063	585,294
Trade receivables	5.a	‐	‐	33,282	27,003
Reseller financing	5.a	‐	‐	800,927	766,045
Related parties	8	7,524	7,076	105,196	48,309
Deferred income and social contribution taxes	9.a	164,441	142,630	1,007,291	936,941
Recoverable taxes	7.a	74	74	3,717,815	2,650,269
Recoverable income and social contribution taxes	7.b	10,914	7,196	346,093	346,137
Energy trading futures contracts	26.h	‐	‐	724,121	263,438
Escrow deposits	18.a	14,375	12,615	471,609	446,076
Indemnification asset - business combination	18.c	‐	‐	92,524	126,098
Other receivables and other assets		1,743	2,607	185,726	117,076
Prepaid expenses		21,459	18,989	80,643	40,904
Contractual assets with customers - exclusivity rights	10	‐	‐	1,518,987	1,473,331
Investments in subsidiaries, joint ventures and associates	11	13,987,459	14,898,466	521,381	2,148,633
Right-of-use assets, net	12	5,619	7,664	1,928,694	1,671,324
Property, plant and equipment, net	13	63,323	68,447	12,167,097	7,135,966
Intangible assets, net	14	276,157	273,674	3,316,478	1,908,330
Total non-current assets		15,964,301	15,739,439	30,172,524	23,510,353
Total assets		16,155,111	15,883,147	49,348,994	39,558,074

11

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position as of December 31, 2025 and 2024
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Liabilities
Current liabilities
Trade payables	16	27,779	25,423	4,643,344	3,518,385
Trade payables – reverse factoring		‐	‐	3,785	1,014,504
Loans, financing and debentures	15	‐	‐	4,251,131	3,478,673
Derivative financial instruments	26.f	‐	‐	246,064	74,087
Salaries and related charges		47,379	44,191	576,674	480,285
Taxes payable		379	903	236,928	151,230
Energy trading futures contracts	26.h	‐	‐	303,455	66,729
Dividends payable	20.h	21,738	293,165	23,073	327,471
Income and social contribution taxes payable		6,508	175	358,685	322,074
Post-employment benefits	17.b	‐	‐	19,067	24,098
Provisions for tax, civil and labor risks	18.a	220	431	49,175	47,788
Leases payable	12.b	2,921	3,012	343,725	316,460
Financial liabilities of customers		‐	‐	63,445	117,090
Other payables		1,044	2,069	728,793	554,327
Total current liabilities		107,968	369,369	11,847,344	10,493,201

Non-current liabilities
Loans, financing and debentures	15	‐	‐	15,842,130	10,381,837
Derivative financial instruments	26.f	‐	‐	334,851	367,513
Energy trading futures contracts	26.h	‐	‐	431,418	48,047
Related parties	8	2,875	2,875	2,875	3,516
Deferred income and social contribution taxes	9.a	‐	‐	637,897	132,825
Post-employment benefits	17.b	1,776	1,517	196,549	198,778
Provisions for tax, civil and labor risks	18.a	131,923	197,396	485,439	610,572
Leases payable	12.b	3,706	5,698	1,395,908	1,168,692
Financial liabilities of customers		‐	‐	10,881	63,135
Subscription warrants – indemnification	19	53,911	47,745	53,911	47,745
Provision for loss on investment	11	130,897	68,530	76,059	349
Other payables		55,783	31,299	303,115	218,420
Total non-current liabilities		380,871	355,060	19,771,033	13,241,429

Equity
Share capital	20.a	7,987,100	6,621,752	7,987,100	6,621,752
Equity instrument granted	20.b	144,694	108,253	144,694	108,253
Capital reserve	20.d	617,009	612,048	617,009	612,048
Treasury shares	20.c	(822,526)	(596,400)	(822,526)	(596,400)
Revaluation reserve	20.e	3,476	3,632	3,476	3,632
Profit reserves	20.f	7,662,403	8,195,221	7,662,403	8,195,221
Accumulated other comprehensive income		223,355	214,212	223,355	214,212
Acquisition of shares from shareholders	28.b	(149,239)	‐	(149,239)	‐
Equity attributable to:
Ultrapar shareholders’ equity		15,666,272	15,158,718	15,666,272	15,158,718
Non-controlling interests	11	‐	‐	2,064,345	664,726
Total equity		15,666,272	15,158,718	17,730,617	15,823,444
Total liabilities and equity		16,155,111	15,883,147	49,348,994	39,558,074

The accompanying notes are an integral part of the financial statements.

12

Ultrapar Participações S.A. and Subsidiaries
Statements of income
For the years ended December 31, 2025 and 2024
(In thousands of Brazilian Reais, except earnings per thousand shares)

		Parent		Consolidated
	Note	01/01/2025 to 12/31/2025	01/01/2024 to 12/31/2024	01/01/2025 to 12/31/2025	01/01/2024 to 12/31/2024
Continuing operations
Net revenue from sales and services	21	‐	‐	142,369,540	133,498,913
Cost of products and services sold	22	‐	‐	(133,010,699)	(123,811,893)

Gross profit		‐	‐	9,358,841	9,687,020

Operating income (expenses)
Selling and marketing	22	‐	‐	(2,517,894)	(2,499,547)
General and administrative	22	(53,165)	(48,834)	(2,249,413)	(1,872,092)
Results from disposal of assets		90	59	99,570	171,837
Other operating income (expenses), net	22	55,637	18,343	354,664	(414,092)

Operating result before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes		2,562	(30,432)	5,045,768	5,073,126
Share of profit (loss) of subsidiaries, joint ventures and associates	11	2,549,952	2,380,009	(155,999)	(127,182)
Amortization of fair value adjustments on associates acquisition	11	‐	‐	(1,611)	(2,493)
Gain on acquisition of control of associate	28.b	‐	‐	91,105	‐
Total share of profit (loss) of subsidiaries, joint ventures and associates		2,549,952	2,380,009	(66,505)	(129,675)

Income before financial result and income and social contribution taxes		2,552,514	2,349,577	4,979,263	4,943,451

Financial income	23	45,798	68,869	1,580,842	881,074
Financial expenses	23	(19,835)	(20,959)	(2,748,196)	(1,813,008)
Financial result, net	23	25,963	47,910	(1,167,354)	(931,934)
Income before income and social contribution taxes		2,578,477	2,397,487	3,811,909	4,011,517

Income and social contribution taxes
Current	9.b	(25,311)	(13,217)	(1,054,797)	(1,124,664)
Deferred	9.b	21,840	(21,530)	(8,892)	(360,953)
		(3,471)	(34,747)	(1,063,689)	(1,485,617)

Net income from continuing operations		2,575,006	2,362,740	2,748,220	2,525,900

Discontinued operations
Net income (loss) from discontinued operations	29	(121,153)	‐	(206,312)	‐

Net income for the year		2,453,853	2,362,740	2,541,908	2,525,900
Income attributable to:
Shareholders of Ultrapar		2,453,853	2,362,740	2,453,853	2,362,740
Non-controlling interests in subsidiaries	11	‐	‐	88,055	163,160

Total earnings per share from continuing operations (based on the weighted average number of shares outstanding) – R$
Basic	24	2.4027	2.1438	2.4027	2.1438
Diluted	24	2.3513	2.1141	2.3513	2.1141

Earnings per share from discontinued operations (based on the weighted average number of shares outstanding) – R$
Basic	24	(0.1130)	‐	(0.1130)	‐
Diluted	24	(0.1106)	‐	(0.1106)	‐

Total earnings per share (based on the weighted average number of shares outstanding) – R$
Basic	24	2.2896	2.1438	2.2896	2.1438
Diluted	24	2.2407	2.1141	2.2407	2.1141

The accompanying notes are an integral part of the financial statements.

13

Ultrapar Participações S.A. and Subsidiaries
Statements of comprehensive income
For the years ended December 31, 2025 and 2024
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	01/01/2025 to 12/31/2025	01/01/2024 to 12/31/2024	01/01/2025 to 12/31/2025	01/01/2024 to 12/31/2024
Net income for the year, attributable to shareholders of Ultrapar		2,453,853	2,362,740	2,453,853	2,362,740
Net income for the year, attributable to non-controlling interests in subsidiaries		‐	‐	88,055	163,160
Net income for the year		2,453,853	2,362,740	2,541,908	2,525,900

Items that will be subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, joint ventures and associates, net of income and social contribution taxes	20.g	65,526	8,495	117,760	8,495
Translation adjustments of subsidiaries	20.g	(57,479)	36,134	(78,712)	36,134

Items that will not be subsequently reclassified to profit or loss:
Actuarial gains of post-employment benefits, net of income and social contribution taxes	20.g	1,096	15,475	3,865	25,218

Total comprehensive income for the year		2,462,996	2,422,844	2,584,821	2,595,747

Total comprehensive income for the year attributable to shareholders of Ultrapar		2,462,996	2,422,844	2,462,996	2,422,844
Total comprehensive income for the year attributable to non-controlling interests in subsidiaries		‐	‐	121,825	172,903

The accompanying notes are an integral part of the financial statements.

14

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the years ended December 31, 2025 and 2024
(In thousands of Brazilian Reais, except dividends per share)

											Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve	Profit reserves	Accumulated other comprehensive income	Acquisition of shares from shareholders	Retained earnings	Shareholders of Ultrapar	Non-controlling interests (i)	Total equity
Balance as of December 31, 2023		6,621,752	75,925	597,828	(470,510)	3,802	6,523,590	154,108	‐	‐	13,506,495	523,331	14,029,826
Net income for the year	-	‐	‐	‐	‐	‐	‐	‐	‐	2,362,740	2,362,740	163,160	2,525,900
Other comprehensive income	-	‐	‐	‐	‐	‐	‐	60,104	‐	‐	60,104	9,743	69,847
Total comprehensive income for the year		‐	‐	‐	‐	‐	‐	60,104	‐	2,362,740	2,422,844	172,903	2,595,747
Issuance of shares related to the subscription warrants - indemnification	-	‐	‐	6,452	‐	‐	‐	‐	‐	‐	6,452	‐	6,452
Equity instrument granted	8.d; 20.b	‐	32,328	2,069	23,055	‐	‐	‐	‐	‐	57,452	6	57,458
Purchase of treasury shares	-	‐	‐	‐	(148,945)	‐	‐	‐	‐	‐	(148,945)	‐	(148,945)
Realization of revaluation reserve of subsidiaries	-	‐	‐	‐	‐	(170)	‐	‐	‐	170	‐	‐	‐
Setting up of reserves	20.a	‐	‐	5,699	‐	‐	‐	‐	‐	‐	5,699	(36)	5,663
Shareholder transaction - changes of ownership interest	-	‐	‐	‐	‐	‐	‐	‐	‐	534	534	309	843
Dividends prescribed	-	‐	‐	‐	‐	‐	‐	‐	‐	3,369	3,369	‐	3,369
Non-controlling interest in acquired subsidiary		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	112,160	112,160
Allocation of net income:
Legal reserve	20.f	‐	‐	‐	‐	‐	118,137	‐	‐	(118,137)	‐	‐	‐
Investments statutory reserve	20.f	‐	‐	‐	‐	‐	1,479,404	‐	‐	(1,479,404)	-	‐	-
Additional minimum mandatory dividend for the year (R$ 0.26 per share)	20.h	-	-	-	-	-	-	-	-	(285,180)	(285,180)	-	(285,180)
Additional dividends (R$ 0.19 per share)	20.f	‐	‐	‐	‐	‐	208,121	‐	‐	(208,121)	‐	‐	‐
Interest on equity attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(105,590)	(105,590)
Dividends attributable to non-controlling interests	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(38,357)	(38,357)
Interim dividends (R$ 0.25 per share)	20.h	‐	‐	‐	‐	‐	‐	‐	‐	(275,971)	(275,971)	‐	(275,971)
Approval of additional dividends by the Ordinary General Shareholders’ Meeting	20.h	‐	‐	‐	‐	‐	(134,031)	‐	‐	‐	(134,031)	‐	(134,031)
Balance as of December 31, 2024		6,621,752	108,253	612,048	(596,400)	3,632	8,195,221	214,212	‐	‐	15,158,718	664,726	15,823,444

Net income for the year		‐	‐	‐	‐	‐	‐	‐	‐	2,453,853	2,453,853	88,055	2,541,908
Other comprehensive income		‐	‐	‐	‐	‐	‐	9,143	‐	‐	9,143	33,770	42,913
Total comprehensive income for the year		‐	‐	‐	‐	‐	‐	9,143	‐	2,453,853	2,462,996	121,825	2,584,821
Issuance of shares related to the subscription warrants - indemnification		‐	‐	7,863	‐	‐	‐	‐	‐	‐	7,863	‐	7,863
Equity instrument granted	8.d; 20.b	‐	36,441	(7,351)	40,828	‐	‐	‐	‐	‐	69,918	(1,563)	68,355
Purchase of treasury shares	20.c	‐	‐	‐	(266,954)	‐	‐	‐	‐	‐	(266,954)	‐	(266,954)
Realization of revaluation reserve	-	‐	‐	‐	‐	(156)	‐	‐	‐	156	‐	‐	‐
Capital increase with reserves	20.a	1,365,348	‐	‐	‐	‐	(1,365,348)	‐	‐	‐	‐	‐	‐
Capital increase of non-controlling shareholders	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	12,184	12,184
Shareholder transaction	28.b	‐	‐	‐	‐	‐	‐	‐	(149,239)	(45)	(149,284)	‐	(149,284)
Setting up of reserves	20.d	‐	‐	4,449	‐	‐	‐	‐	‐	‐	4,449	‐	4,449
Non-controlling interest in the equity of acquired subsidiary – Hidrovias	28.b	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	1,658,270	1,658,270
Variation in change of ownership interest of non-controlling shareholders	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(190,462)	(190,462)
Non-controlling interest in the equity of acquired subsidiary	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	45,633	45,633
Payment of dividends for the prior year	20.h	‐	‐	‐	‐	‐	(208,121)	‐	‐	‐	(208,121)	‐	(208,121)
Allocation of net income:
Legal reserve	20.f	‐	‐	‐	‐	‐	122,692	‐	‐	(122,692)	‐	-	-
Investments statutory reserve	20.f	‐	‐	‐	‐	‐	917,959	‐	‐	(917,959)	‐	-	-
Minimum mandatory dividends for the year	20.h	‐	‐	‐	‐	‐	-	‐	‐	(582,790)	(582,790)	-	(582,790)
Additional dividends to the minimum mandatory dividends	20.h	‐	‐	‐	‐	‐	-	‐	‐	(830,523)	(830,523)	-	(830,523)
Dividends and interest on equity attributable to non-controlling interests	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(246,268)	(246,268)
Balance as of December 31, 2025		7,987,100	144,694	617,009	(822,526)	3,476	7,662,403	223,355	(149,239)	-	15,666,272	2,064,345	17,730,617

(i) Are substantially represented by non-controlling shareholders of Iconic and Hidrovias.

The accompanying notes are an integral part of the financial statements.

15

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows – indirect method
For the years ended December 31, 2025 and 2024
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2025	12/31/2024	12/31/2025	12/31/2024
CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Net income from continuing operations		2,575,006	2,362,740	2,748,220	2,525,900
Adjustments to reconcile net income to cash provided (consumed) by operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates and amortization of fair value adjustments on associates acquisition	11	(2,549,952)	(2,380,009)	157,610	129,675
Amortization of contractual assets with customers - exclusivity rights	10	‐	‐	469,766	555,083
Amortization of right-of-use assets	12	2,955	2,864	367,129	312,060
Depreciation and amortization	13; 14	14,491	15,808	1,219,034	900,673
Interest, monetary variations and foreign exchange variations		25,506	13,122	1,472,633	1,557,814
Current and deferred income and social contribution taxes	9.b	3,471	34,747	1,063,689	1,485,617
Gain (loss) on disposal or write-off of assets		(90)	(35,298)	(110,259)	(207,076)
Equity instrument granted		22,837	32,959	40,564	57,458
Gain (loss) on the fair value of energy contracts		‐	‐	(71,121)	(64,287)
Provision for decarbonization - CBIO		‐	‐	370,823	584,371
Revaluation of investment in associates	28.b	‐	‐	(91,105)	‐
Provisions for tax, civil and labor risks		(55,323)	8,164	(103,901)	(4,708)
Other provisions and adjustments		(466)	6,916	(18,431)	(11,361)
		38,435	62,013	7,514,651	7,821,219
(Increase) decrease in assets
Trade receivables and reseller financing	5	‐	‐	(185,611)	180,339
Inventories	6	‐	‐	(151,282)	371,244
Recoverable taxes		4,191	8,869	(171,126)	(585,254)
Dividends received from subsidiaries, associates and joint ventures		3,395,567	1,584,885	11,141	2,028
Other assets		(17,166)	(30,090)	167,931	(114,528)

Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	16	2,355	(1,349)	(31,818)	(1,209,636)
Salaries and related charges		3,188	(6,957)	47,615	(17,019)
Taxes payable		(524)	(554)	8,963	(23,512)
Income and social contribution taxes payable		(13,823)	(9,667)	(949,442)	(1,057,460)
Other liabilities		36,104	(57)	189,931	(160,331)
Acquisition of CBIO and carbon credits	14	‐	‐	(370,501)	(713,453)
Payments of contractual assets with customers - exclusivity rights	10	‐	‐	(455,567)	(418,250)
Payment of contingencies		(12,707)	‐	(78,537)	(30,896)
Income and social contribution taxes paid		(706)	(3,433)	(124,077)	(308,915)
Net cash provided by continuing operating activities		3,434,914	1,603,660	5,422,271	3,735,576
Net cash provided by discontinued operating activities		-	-	30,231	-
Net cash provided by operating activities		3,434,914	1,603,660	5,452,502	3,735,576

CASH FLOWS FROM INVESTING ACTIVITIES
Financial investments, net of redemptions	4.b	(1,123,954)	(213,003)	(1,510,857)	(4,202,032)
Acquisition of property, plant and equipment and intangible assets	13; 14	(11,910)	(81,479)	(2,005,243)	(1,787,175)
Sale of investments and other assets		136	264,564	429,283	1,386,252
Capital increase and decrease in subsidiaries, associates and joint ventures	11	(53,014)	(1,124,230)	-	-
Acquisition of investments and other assets		(44,284)	‐	(937,457)	(1,785,517)
Cash acquired in business combination		‐	‐	1,213,510	522
Net cash consumed by continuing investing activities		(1,233,026)	(1,154,148)	(2,810,764)	(6,387,950)
Net cash consumed by discontinued investing activities		-	-	(34,948)	-
Net cash consumed by investing activities		(1,233,026)	(1,154,148)	(2,845,712)	(6,387,950)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans, financing and debentures
Proceeds	15	‐	‐	8,669,139	4,179,974
Repayments	15	‐	‐	(5,134,131)	(2,718,953)
Interest and derivatives (paid) or received		‐	7,838	(1,899,251)	(1,117,562)
Payments of lease
Principal and interest paid	12.b	(3,666)	(3,595)	(480,722)	(433,488)
Dividends paid		(1,892,861)	(713,066)	(2,172,132)	(833,658)
Payments of financial liabilities of customers		‐	‐	(123,122)	(159,897)
Capital increase made by non-controlling shareholders and redemption of shares		‐	‐	(12,300)	13,500
Repurchase of treasury shares		(266,954)	(148,945)	(266,954)	(148,945)
Related parties		(448)	(398)	(43,521)	(15,073)

Net cash consumed by continuing financing activities		(2,163,929)	(858,166)	(1,462,994)	(1,234,102)
Net cash consumed by discontinued financing activities		-	-	(6,596)	-
Net cash consumed by financing activities		(2,163,929)	(858,166)	(1,469,590)	(1,234,102)

Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations		‐	‐	(44,981)	32,381
Increase (decrease) in cash and cash equivalents - continuing operations		37,959	(408,654)	1,103,532	(3,854,095)
Increase (decrease) in cash and cash equivalents - discontinued operations		-	-	(11,313)	-
Cash and cash equivalents at the beginning of the year - continuing operations	4.a	4,186	412,840	2,071,593	5,925,688
Cash and cash equivalents at the beginning of the year - discontinued operations		-	-	11,313	-
Cash and cash equivalents at the end of the year - continuing operations	4.a	42,145	4,186	3,175,125	2,071,593

Non-cash transactions:
Addition and remeasurement on right-of-use assets and leases payable	12	‐	‐	400,758	342,332
Addition on contractual assets with customers - exclusivity rights	10	‐	‐	67,393	5,627
Reclassification between financial assets and investment in associates		‐	‐	‐	645,333
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition		‐	6,452	‐	6,452
Acquisition of property, plant and equipment and intangible assets without cash effect		‐	‐	23,478	42,180
Capital increase in subsidiaries with shares		‐	133,552	‐	-

The accompanying notes are an integral part of the financial statements.

16

Ultrapar Participações S.A. and Subsidiaries
Statements of value added
For the years ended December 31, 2025 and 2024
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Revenues
Gross revenue from sales and services, except rents and royalties	21	‐	‐	147,327,691	138,927,497
Rebates, discounts and returns	21	‐	‐	(1,063,429)	(1,122,338)
Allowance for expected credit losses	5	‐	‐	2,684	(3,744)
Amortization of contractual assets with customers - exclusivity rights	10; 21	‐	‐	(469,766)	(555,083)
Gain (loss) on disposal of assets and other operating income (expenses), net		55,727	18,402	454,234	(242,255)
		55,727	18,402	146,251,414	137,004,077

Materials purchased from third parties
Cost of products and services sold		‐	‐	(133,062,345)	(124,034,095)
Materials, energy, third-party services and others		237,446	207,435	(1,836,555)	(1,775,717)
Provision for assets losses		‐	‐	(8,481)	735
		237,446	207,435	(134,907,381)	(125,809,077)

Gross value added		293,173	225,837	11,344,033	11,195,000

Retentions
Depreciation and amortization of intangible assets and right-of-use assets	12.a; 13; 14	(17,444)	(18,672)	(1,586,163)	(1,212,733)
		(17,444)	(18,672)	(1,586,163)	(1,212,733)

Net value added produced by the Company		275,729	207,165	9,757,870	9,982,267

Value added received in transfer
Total share of profit (loss) of subsidiaries, joint ventures and associates		2,549,952	2,380,009	(66,505)	(129,675)
Rents and royalties	21	‐	‐	138,091	319,809
Financial income	23	45,798	68,869	1,580,842	881,074
		2,595,750	2,448,878	1,652,428	1,071,208

Value added from continuing operations available for distribution		2,871,479	2,656,043	11,410,298	11,053,475

Value added from discontinued operations available for distribution		(121,153)	‐	(156,215)	‐

Total value added available for distribution		2,750,326	2,656,043	11,254,083	11,053,475

Distribution of value added
Personnel and related charges
Salaries and wages		205,158	167,659	1,777,134	1,494,898
Benefits		28,511	27,473	489,709	434,927
Government Severance Indemnity Fund for Employees (FGTS)		9,038	7,656	111,113	107,666
Others		1,786	7,413	136,150	268,559
		244,493	210,201	2,514,106	2,306,050

Taxes, fees and contributions
Federal		27,059	62,228	2,615,598	3,671,136
State		‐	‐	548,866	519,824
Municipal		366	305	226,047	162,873
		27,425	62,533	3,390,511	4,353,833

Financial expenses and rents
Interest, foreign exchange variations and financial instruments		3,381	75	2,488,627	1,650,376
Rents		5,089	4,178	128,559	113,328
Others		16,085	16,316	140,275	103,988
		24,555	20,569	2,757,461	1,867,692

Remuneration of own capital
Interest on capital and dividends		1,621,434	275,971	1,658,830	666,741
Retained earnings		953,572	2,086,769	1,089,390	1,859,159
		2,575,006	2,362,740	2,748,220	2,525,900

Value added from continuing operations distributed		2,871,479	2,656,043	11,410,298	11,053,475

Value added from discontinued operations distributed		(121,153)	‐	(156,215)	‐

Value added distributed		2,750,326	2,656,043	11,254,083	11,053,475

The accompanying notes are an integral part of the financial statements.

17

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025
1. Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luís Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates on liquefied petroleum gas distribution and other energies (“Ultragaz”), fuel distribution and related businesses (“Ipiranga” or “IPP”), storage services for liquid bulk (“Ultracargo”) and logistics and waterway and multimodal infrastructure (“Hidrovias”). The information on segments is disclosed in Note 25.

These financial statements were authorized for issuance by the Board of Directors on March 4, 2026.

a. Principles of consolidation and interest in subsidiaries

a.1 Principles of consolidation

In the preparation of the consolidated financial statements the investments of one company in another, balances of asset and liability accounts, revenue transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the Company obtains direct or indirect control over an entity and ceases when the company loses control. Income and expenses of a subsidiary acquired are included in the consolidated statements of income and of comprehensive income from the date the Company gains control. Income and expenses of a subsidiary, in which the Company loses control, are included in the consolidated statements of income and of comprehensive income until the date the Company loses control.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

18

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

a.2 Interest in subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries:

			Interest % rounded
			12/31/2025		12/31/2024
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ultra Mobilidade S.A. (1)	Brazil	Ipiranga	100	-	100	-
Centro de Conveniências Millennium Ltda. and subsidiaries (2)	Brazil	Ipiranga	-	-	-	100
am/pm Comestíveis Ltda. (3)	Brazil	Ipiranga	-	100	-	-
Glazed Brasil S.A. (“Krispy Kreme”)	Brazil	Ipiranga	-	55	-	-
Centro de Conveniências Millennium Ltda. and subsidiaries (2)	Brazil	Ipiranga	-	100	-	-
Neodiesel Ltda.	Brazil	Ipiranga	-	100	-	100
Serra Diesel Transportador Revendedor Retalhista Ltda.	Brazil	Ipiranga	-	60	-	60
Neoagro Diesel S.A. (4)	Brazil	Ipiranga	-	60	-	-
Mi TRR Transportadora Retalhista e Revendedora de Combustíveis S.A. (5)	Brazil	Ipiranga	-	51	-	-
Petrovila Combustíveis S.A. (6)	Brazil	Ipiranga	-	60	-	-
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	-	100	-	100
am/pm Comestíveis Ltda. (3)	Brazil	Ipiranga	-	-	-	100
Glazed Brasil S.A. (“Krispy Kreme”)	Brazil	Ipiranga	-	-	-	55
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100
Irupé Biocombustíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading North America LLC.	United States	Ipiranga	-	100	-	100
Ipiranga Trading Middle East DMCC	Dubai	Ipiranga	-	100	-	100
Ipiranga Trading Europe S.A.	Switzerland	Ipiranga	-	100	-	100
Eaí Clube Automobilista S.A. (7)	Brazil	Ipiranga	-	-	-	100
Abastece Aí Participações S.A. (8)	Brazil	Ipiranga	-	-	-	100
Abastece Aí Clube Automobilista Instituição de Pagamento Ltda. (8)	Brazil	Ipiranga	-	-	-	100
Abastece Aí Participações S.A. (8)	Brazil	Ipiranga	-	100	-	-
Abastece Aí Clube Automobilista Instituição de Pagamento Ltda. (8)	Brazil	Ipiranga	-	100	-	-
Companhia Ultragaz S.A.	Brazil	Ultragaz	99	-	99	-
Ultragaz Energia Ltda. and subsidiaries	Brazil	Ultragaz	-	100	-	100
Nova Paraná Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
NEOgás do Brasil Gás Natural Comprimido S.A.	Brazil	Ultragaz	-	100	-	100
WTZ Participações S.A. (9)	Brazil	Ultragaz	-	-	-	52
Ultragaz Comercializadora de Energia Ltda. (9)	Brazil	Ultragaz	-	52	-	-
Ultragaz Energia e Corretagem de Seguros Ltda. (9)	Brazil	Ultragaz	-	100	-	-
UVC Investimentos Ltda.	Brazil	Others	100	-	100	-
Ultra Logística Ltda.	Brazil	Hidrovias	100	-	100	-
Hidrovias do Brasil S.A. (10)	Brazil	Hidrovias	-	59	-	-
Hidrovias do Brasil – Vila do Conde S.A.	Brazil	Hidrovias	-	100	-	-
Hidrovias do Brasil – Cabotagem Ltda. (11)	Brazil	Hidrovias	-	-	-	-
Hidrovias do Brasil – Administração Portuária de Santos S.A.	Brazil	Hidrovias	-	100	-	-
Hidrovias del Sur S.A.	Uruguay	Hidrovias	-	100	-	-
Baloto S.A.	Uruguay	Hidrovias	-	100	-	-
Girocantex S.A.	Uruguay	Hidrovias	-	100	-	-
Cikelsol S.A.	Uruguay	Hidrovias	-	100	-	-
Resflir S.A.	Uruguay	Hidrovias	-	100	-	-
Hidrovias del Paraguay S.A.	Paraguay	Hidrovias	-	100	-	-
Pricolpar S.A.	Paraguay	Hidrovias	-	100	-	-
Hidrovias Navegación Fluvial S.A.	Paraguay	Hidrovias	-	100	-	-
Hidrovias South America BV	Netherlands	Hidrovias	-	100	-	-
Hidrovias International Finance S.à.r.l.	Luxembourg	Hidrovias	-	100	-	-
Ultracargo Logística S.A. (12)	Brazil	Ultracargo	-	-	-	99
Ultracargo Soluções Logísticas S.A.	Brazil	Ultracargo	-	-	-	100
Ultracargo Logística S.A. (12)	Brazil	Ultracargo	99	-	-	-
Ultracargo Soluções Logísticas S.A.	Brazil	Ultracargo	-	100	-	-
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
Imaven Imóveis Ltda.	Brazil	Others	100	-	100	-
Eaí Clube Automobilista S.A. (7)	Brazil	Others	100	-	-	-

19

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

(1)	On January 2, 2025, the name of subsidiary Ultrapar Mobilidade Ltda. was changed to Ultra Mobilidade S.A.
(2)	In January, 2025, indirect subsidiary Centro de Conveniências Millenium and subsidiaries started being directly controlled by am/pm Comestíveis Ltda.
(3)	In January, 2025, indirect subsidiary am/pm Comestíveis Ltda. started being directly controlled by Ultra Mobilidade S.A.
(4)	Company established on May 5, 2025, engaged in the wholesale trade of fuel carried out by carrier-reseller-retailer (TRR).
(5)	In July 2025, subsidiary Neodiesel Ltda. became the controlling shareholder of Mi TRR Transportadora retalhista e revendedora de combustíveis S.A. (“Mi TRR”).
(6)	In December 2025, subsidiary Neodiesel acquired a 60% interest in Petrovila Combustíveis S.A. (“Petrovila”).
(7)	In December 2025, indirect subsidiary Eaí Clube Automobilista S.A. started to be directly controlled by Ultrapar.
(8)	In December 2025, indirect subsidiaries Abastece Aí Participações and Abastece Aí Clube Automobilista Instituição de Pagamento started to be directly controlled by Ipiranga.
(9)	In August 2025, WTZ Participações S.A. was merged into Ultragaz Comercializadora de Energia Ltda., formerly Exponencial Energia Ltda. In July 2025, Ultragaz Energia e Corretagem started being controlled by Ultragaz Comercializadora de Energia Ltda.
(10)	In May 2025, subsidiary Ultra Logística Ltda. became the controlling shareholder of Hidrovias. For further details, see Note 28.b.
(11)	The information on Hidrovias do Brasil – Cabotagem is presented as Discontinued Operation according to Note 29.
(12)	In January 2025, indirect subsidiary Ultracargo Logística S.A started being directly controlled by Ultrapar.

b. Main events that occurred in the year

b.1 Acquisition of significant ownership interest in Hidrovias

On May 8, 2025, the Company, through its subsidiary Ultra Logística, acquired additional shares in Hidrovias do Brasil S.A. (“Hidrovias”), becoming the controlling shareholder. As of December 31, 2025, the ownership interest in this investee’s share capital was 58.72% (41.94% as of December 31, 2024). For further information, see Note 28.b.

20

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

2. Basis of preparation and presentation of individual and consolidated financial statements

The individual and consolidated financial statements (“financial statements”), identified as Parent and Consolidated, have been prepared in accordance with the International Financial Reporting Standards (“IFRS Accounting Standards”) issued by the International Accounting Standards Board (“IASB”) and with the accounting practices adopted in Brazil.

The accounting practices adopted in Brazil include those in Brazilian corporate law and in the Pronouncements, Guidance and Interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Brazilian Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The financial statements were prepared and are presented:

a.	using consistent accounting policies and practices for Ultrapar and in its subsidiaries in all the years presented in these financial statements.
b.	in thousands of Brazilian Reais (“R$”), which is the Company’s functional currency, unless otherwise stated. The functional currency of Hidrovias’ subsidiaries in Uruguay, Paraguay, the Netherlands and Luxembourg is the U.S. dollar. The effects of translating the functional currency of foreign subsidiaries to Real are accounted for in equity as “Other comprehensive income”.
The financial information of foreign subsidiaries (Paraguay, Uruguay, Luxembourg and the Netherlands) is presented in Reais, translating the functional currency to the presentation currency, according to the following procedures:

• Assets and liabilities were translated using the closing rate at the reporting date;

• Equity was translated at historical cost; and

• Income and expenses were translated using the average monthly rate.

c.	considering all relevant proprietary information, which has been disclosed and corresponds to that used by the Company’s and its subsidiaries’ Management.
d.	according to Management’s judgments, estimates, and assumptions in the application of accounting policies that affect the reported amounts of income, expenses, assets, and liabilities, including contingent liabilities. The uncertainty related to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years.
e.	based on the historical cost, except for the following material items recognized in the statements of financial position:

(i)	Financial investments measured at fair value;
(ii)	derivative and non-derivative financial instruments measured at fair value;
(iii)	loans and financing measured at fair value;
(iv)	future energy contracts measured at fair value;
(v)	share-based payments and employee benefits measured at fair value; and
(vi)	deemed cost of property, plant and equipment.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

Material accounting policies

The financial statements were prepared using consistent accounting policies and practices on Ultrapar and its subsidiaries.

Accounting policies are presented in their respective notes, except for those described below:

a. Foreign currency transactions

Foreign currency transactions carried out by the Company and its subsidiaries are remeasured into their functional currency at the exchange rate prevailing on the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate on the date of the financial statements. The effect of the difference between those exchange rates is recognized in financial results until the conclusion of each transaction.

b. Basis for translation of financial statements of foreign subsidiaries

b.1 Subsidiaries without administrative authority

The Company has foreign subsidiaries without administrative authority. Assets and liabilities of the other foreign subsidiaries, which do not have administrative authority, are considered an extension of the activities of their parent company and are translated using the exchange rate at the date of the financial statements. Gains and losses resulting from changes in these foreign investments may be recognized as financial result or equity, depending on the subsidiary’s functional currency.

c. Use of estimates, assumptions and judgments

The preparation of the financial statements requires the use of estimates, assumptions, and judgments for the accounting and disclosure of certain assets, liabilities, and profit or loss. Therefore, the Company and its subsidiaries’ management use the best information available at the date of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The estimates and assumptions are reviewed periodically.

c.1 Judgments

Information on the judgments is included in: the determination of control in subsidiaries, the determination of joint control in joint ventures, and the determination of significant influence in associates (Note 11).

c.2 Uncertainties related to the assumptions and estimates

The information regarding uncertainties related to the assumptions and estimates are included in: determining the fair value of financial instruments including derivatives (Notes 4, 15 and 26), the determination of the loss allowance for expected credit losses (Note 5), the determination of provisions for losses on inventories (Note 6), the estimates of realization of deferred IRPJ and CSLL amounts (Note 9), realization amount of tax recoverable (Note 7), the useful lives and discount rate of right-of-use assets (Note 12), the useful lives of property, plant and equipment (Note 13), the useful lives of intangible assets and recoverable value of assets, including goodwill (Note 14), provisions for tax, civil, and labor risks (Note 18), estimates for the preparation of actuarial reports (Note 17), determination of fair value of subscription warrants – indemnification (Notes 19 and 26), and definition of fair value of the contingent consideration set for the business combination (Note 28). The actual result of the transactions and information may differ from their estimates.

22

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

d. Impairment of assets

The Company and its subsidiaries review the existence of indications of impairment of assets on a quarterly basis. For intangible assets with an indefinite useful life the review is done annually or more frequently when there is an indication that such assets might be impaired. If there is an indication of impairment, the Company and its subsidiaries estimate the recoverable amount of the asset Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The identified CGUs for the evaluation of impairment are similar to reported segments in financial statements. The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling expenses and their value in use.

The fair value less costs to sell is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying amount exceeds the fair value of these assets in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses are reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

As of December 31, 2025, the Company, through its subsidiary Ultragaz, recorded impairment loss in the amount of R$ 51,100, related to the goodwill of Stella, recognized in indirect subsidiary Ultragaz Energia Ltda., as per Note 14. As of December 31, 2024, the Company and its subsidiaries did not record any impairment loss of assets.

e. Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary variations and foreign exchange variations incurred, less the provisions for losses and, if applicable, adjusted to present value.

f. Other liabilities

Other liabilities are stated at known or measurable amounts, including monetary variations and foreign exchange variations incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

g. Statements of value added

The statement of value added (“DVA”) has been prepared using information obtained from the same accounting records used to prepare the financial statements and pursuant to the provisions of CPC 09 - Statement of Value Added. The first part of the DVA presents the wealth created by the Company, represented by revenues (gross sales revenue, including taxes levied thereon, other income and the effects of the allowance for expected credit losses), materials purchased from third parties (cost of sales and purchases of materials, energy and third-party services, including taxes levied at the time of the purchase, the effects of impairment and recovery of assets, and depreciation and amortization) and the value added received from third parties (share of profit of subsidiaries, joint ventures and associates, financial income and other income). The second part of the DVA presents the distribution of wealth among personnel, taxes, fees and contributions, and remuneration of third-party capital and remuneration of own capital. The statements of value added (“DVA”) are presented as an integral part of the financial statements as applicable to publicly traded companies in Brazil, according to Law 11,638/07, and as supplemental information for the IFRS Accounting Standards, which does not require the presentation of DVA.

h. Statements of cash flows

The Company and its subsidiaries present the interest paid on loans, financing, debentures, and leases payable in financing activities and present financial investments, net of redemptions in the investing activities and received dividends in the operating activities.

23

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

Reclassifications

With the objective of increasing transparency of derivative financial instrument balances, enabling verification of the amounts in the statement of financial position and providing greater comparability between the years presented, we carried out reclassifications between line items as shown below:

	Consolidated
	Published		Reclassified
	12/31/2024	Reclassification	12/31/2024
Current assets (i)
Financial investments, derivative instruments and other financial assets	2,553,011	(2,553,011)	-
Financial investments and other financial assets	-	2,306,927	2,306,927
Derivative financial instruments	-	246,084	246,084
	2,553,011	-	2,553,011
Non-current assets (i)
Financial investments, derivative instruments and other financial assets	3,407,080	(3,407,080)	-
Financial investments and other financial assets	-	2,819,179	2,819,179
Derivative financial instruments	-	585,294	585,294
Other receivables and other assets	114,469	2,607	117,076
	3,521,549	-	3,521,549

	Published		Reclassified
	12/31/2024	Reclassification	12/31/2024

Current liabilities (ii)
Loans, financing and derivative financial instruments	3,175,017	(3,175,017)	-
Debentures	377,743	(377,743)	-
Loans, financing and debentures	-	3,478,673	3,478,673
Derivative financial instruments	-	74,087	74,087
	3,552,760	-	3,552,760

Non-current liabilities (ii)
Loans, financing and derivative financial instruments	6,393,232	(6,393,232)	-
Debentures	4,356,118	(4,356,118)	-
Loans, financing and debentures	-	10,381,837	10,381,837
Derivative financial instruments	-	367,513	367,513
	10,749,350	-	10,749,350

(i)	Financial investments that until the first quarter were disclosed together with derivative financial instrument assets are now disclosed under separate line items in the statement of financial position;
(ii)	Loans and financing that until the first quarter were disclosed under separate line items of debentures were consolidated and are now disclosed under the same line item; additionally, derivative financial instrument liabilities that were disclosed on a consolidated basis together with loans and financing are now disclosed under separate line items in the statement of financial position.

24

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

3. New accounting policies and changes in accounting policies

The Company evaluated and, when necessary, applied for the first time the new standards and interpretations issued by the International Accounting Standards Board (IASB) and the Brazilian Accounting Pronouncements Committee (“CPC”).

a.      New accounting policies and changes in accounting policies

a.1 Accounting policies adopted

The following amendments to standards and guidance issued by the IASB and CPC effective on or after January 1, 2025 were evaluated and do not change the accounting practice adopted by the Company:

•      OCPC 10 – Carbon Credits

•      IAS 21/ CPC 02 – The Effects of Changes in Foreign Exchange Rates

a.2 Accounting policies not adopted

The following new standards, amendments to standards and interpretations of IFRS Accounting Standards issued by the International Accounting Standards - IASB were not adopted since they are not effective in the year ended December 31, 2025. The Company and its subsidiaries plan to adopt these new standards, amendments and interpretations, if applicable, when they become effective.

•      IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments and Contracts Referencing Nature-dependent Electricity

•      IFRS 18/ CPC 51 – Presentation and Disclosure in Financial Statements

•      IFRS 19 – Subsidiaries without Public Accountability

4. Cash and cash equivalents and financial investments

Accounting policy

Cash and cash equivalents comprise bank balances and short-term financial investments with maturities of up to 90 days, readily convertible into known amounts of cash and subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments.

Investments that do not fall under the classification of cash and cash equivalents are presented as financial investments in a separate line item in the statements of financial position.

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the Interbank Deposits (“DI”), in repurchase agreement, financial bills, private securities and in short-term investment funds, whose portfolio is comprised of Brazilian Federal Government bonds and certificates of deposit of financial institutions and financial investments composed of a fixed-income component indexed to the DI rate and a variable component represented by financial instruments whose characteristics meet the criteria for compensation set forth in CPC 39 / IAS 32, resulting in the presentation of a net financial asset, and; (ii) outside Brazil, in certificates of deposit of financial institutions and in short-term investment funds, whose portfolio is comprised of Federal Government bonds.

25

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

a. Cash and cash equivalents

	Parent		Consolidated
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Cash and banks
In local currency	289	120	432,604	211,047
In foreign currency	‐	‐	409,691	194,793
Financial investments considered cash equivalents
Securities and funds
In local currency	41,856	4,066	1,622,908	1,286,152
In foreign currency	‐	‐	709,922	379,601
Total cash and cash equivalents	42,145	4,186	3,175,125	2,071,593

b. Financial investments

	Parent		Consolidated
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Financial investments
Securities and funds
In local currency (a)	1,417,728	320,101	3,311,585	2,271,980
In foreign currency (b)	‐	‐	2,921,770	2,854,126
Total financial investments	1,417,728	320,101	6,233,355	5,126,106
Current	6,515	20,100	3,851,758	2,306,927
Non-current	1,411,213	300,001	2,381,597	2,819,179

(a)

       As of December 31, 2025, the Parent Company balance comprises (i) commercial notes in the amount of R$ 306,009 and (ii) financial instruments offset with the same counterparty, presented net of financial liabilities measured at fair value in the amount of (93,500). The Consolidated Company balance comprises (i) financial bills and indexed-rate Brazilian Federal Government bonds totaling R$ 1,433,475 and (ii) the remaining amount, which substantially corresponds to financial instruments offset with the same counterparty, presented net of financial liabilities measured at fair value in the amount of (174,643).

(b)	Refers substantially to financial investments made by subsidiary Ultrapar International in Time Deposits.

26

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

5. Trade receivables and reseller financing (Consolidated)

Accounting policy

Trade receivables represent amounts receivable for the sale of products and services provided by the Company’s subsidiaries and are recorded at the nominal value invoiced on the date of sale.

Reseller financing is provided to promote the renovation and upgrading of service stations, purchase of products and development of the automotive fuels and lubricants distribution market. The amounts are financed with an average payment term of 12 to 60 months, subject to interest and monetary variation. Remeasurement is carried out at a market rate for working capital loans and is recognized in the financial result.

Expected credit losses are measured in accordance with the IFRS 9 simplified approach, using a provision matrix based on expected losses for the full balance of trade receivables, considering the probability of default. The loss allowance for expected credit losses considers the expected losses for the next 12 months, which includes the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. Loss rates are determined by the average of advances of receivables through stages of default until full write-off. This calculation includes the credit risk score for each exposure, based on predictive data and credit assessment experience.

The amount of the expected credit losses is deemed by management to be sufficient to cover any loss on realization of trade receivables.

a. Trade receivables and reseller financing

Trade receivables	12/31/2025	12/31/2024
Domestic customers	3,946,459	3,885,310
Domestic customers - related parties (see Note 8)	6,449	301
Foreign customers	133,961	19,032
Foreign customers - related parties (see Note 8)	2,839	8,361
	4,089,708	3,913,004

(-) Allowance for expected credit losses	(352,472)	(345,735)

Total - trade receivables of customers	3,737,236	3,567,269

Current	3,703,954	3,540,266
Non-current	33,282	27,003

Reseller financing	12/31/2025	12/31/2024
Reseller financing	1,508,373	1,404,883
(-) Allowance for expected credit losses	(134,353)	(126,859)
Total – reseller financing	1,374,020	1,278,024
Current	573,093	511,979
Non-current	800,927	766,045

27

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

b. Allowance for expected credit losses – trade receivables and reseller financing

Movements in the allowance for expected credit losses of trade receivables and reseller financing are as follows:

	Trade receivables	Reseller financing	Total
Balance as of December 31, 2023	334,467	134,383	468,850
Additions	114,691	31,931	146,622
Reversals	(85,549)	(37,126)	(122,675)
Write-offs	(17,874)	(2,329)	(20,203)
Balance as of December 31, 2024	345,735	126,859	472,594
Additions	201,054	113,550	314,604
Reversals	(163,238)	(97,417)	(260,655)
Write-offs	(47,994)	(8,639)	(56,633)
Opening balance – acquisition of subsidiaries (i)	16,915	‐	16,915
Balance as of December 31, 2025	352,472	134,353	486,825

(i)	The total amounts of acquisitions made by the Company are substantially related to Hidrovias do Brasil (see Note 28.b).

The table below presents information on credit risk exposure, resulting from balances of trade receivables and reseller financing.

	12/31/2025			12/31/2024
	Weighted average rate of expected losses	Gross accounting balance	Allowance for expected credit losses	Weighted average rate of expected losses	Gross accounting balance	Allowance for expected credit losses
Current	0.51%	4,492,797	23,081	0.55%	4,289,620	23,517
Less than 30 days	1.57%	132,614	2,082	3.14%	141,756	4,452
31-60 days	8.06%	33,539	2,702	20.26%	40,402	8,186
61-90 days	13.17%	25,671	3,380	14.96%	27,360	4,093
91-180 days	21.73%	71,225	15,480	30.37%	57,289	17,396
More than 180 days	52.25%	842,235	440,100	54.49%	761,460	414,950
		5,598,081	486,825		5,317,887	472,594

28

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

6. Inventories (Consolidated)

Accounting policy

Inventories are stated at the lower of cost and net realizable value, and estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. The costs are measured using the weighted average cost and include the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production.

At the reporting date, the net realizable value of inventories is assessed and subsequent events related to price and cost fluctuations are considered, if relevant, and a provision for losses on obsolete or slow-moving inventories may be recognized. Write-offs and reversals are recognized as "Cost of goods sold and services rendered". This classification is made by management with the support of the industrial and operations teams.

	12/31/2025	12/31/2024
Fuels, lubricants and greases	3,395,951	3,009,100
Raw materials	313,445	373,544
Purchase for future delivery (1)	102,985	255,001
Consumable materials and other items for resale	292,054	129,539
Liquefied petroleum gas - LPG	120,537	128,098
Properties for resale	19,192	21,794
	4,244,164	3,917,076

(1)	Refers substantially to ethanol, biodiesel and advances for fuel acquisition.

Movements in the provision for inventory losses are as follows:

	12/31/2025	12/31/2024
Opening balance	3,920	7,031
Addition to provision for obsolescence and other losses	4,191	-
Reversal of provision for obsolescence and other losses	(2,386)	(4,791)
Addition to provision for adjustment to realizable value	8,104	1,680
Reversal of provision for adjustment to realizable value	(1,428)	-
Closing balance	12,401	3,920

29

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

7. Recoverable taxes and recoverable income and social contributions taxes (Consolidated)

a. Recoverable taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	12/31/2025	12/31/2024
ICMS - State VAT (a.1)	1,394,916	1,416,708
PIS and COFINS - Federal VAT (a.2)	3,863,682	3,172,417
Others	144,643	101,152
Total	5,403,241	4,690,277
Current	1,685,426	2,040,008
Non-current	3,717,815	2,650,269

a.1 The recoverable ICMS net of provision for losses is substantially related to the following operations:

Tax credits are recognized mainly of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petrobras); c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation basis used is higher than that of the actual operation performed.

In 2023, with the enactment of Supplementary Law 192/22, the single-phase ICMS levy on LPG, diesel, biodiesel, gasoline and anhydrous ethanol became effective. Due to the advent of this new calculation modality, the subsidiaries have stopped generating credits related to the refunds of ICMS-ST (tax substitution).

The amounts of recoverable ICMS are realized through the Company’s own operations subject to taxes, being a revolving credit, which means that the credits are monthly offset against the tax payable on sales and new credits are generated by the acquisition of inputs, as well as by the State's refund on tax substitution operations. Management estimates the realization of the credits classified in non-current assets within a term of up to 5 years.

12/31/2025
Up to 1 year	384,458
From 1 to 2 years	462,422
From 2 to 3 years	304,872
From 3 to 5 years	208,721
Above 5 years	34,443
Total recoverable ICMS, net of provision	1,394,916

The provision for ICMS losses, in the amount of R$ 16,902 (R$ 17,116 as of December 31, 2024), relates to tax credit of the subsidiaries whose amounts are not included within the term determined by its internal policies of provisioning.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

a.2 The recoverable PIS and COFINS are substantially related to:

ICMS in the PIS and COFINS calculation basis - The balance of PIS and COFINS includes credits recorded under Laws 10,637/02 and 10,833/03, as well as amounts arising from a STF’s favorable decision (Theme 69) regarding the exclusion of ICMS from the PIS and COFINS calculation basis.

In the year ended December 31, 2025, the Company, through its subsidiary Ipiranga, recognized effects from tax credits of R$ 1,152,890 (R$ 672,572 under “other operating income (expenses) and R$ 480,318 under “financial income”), relating to the periods from November 2008 to December 2024, arising from supplementary calculations (specific regime operations) related to final and unappealable decisions of lawsuits.

Supplementary Law 192 - On March 11, 2022 Supplementary Law (“LC” 192/22”) was published to reduce the tax burden of the fuel supply chain. Art. 9 of said law established the reduction of the PIS and COFINS tax rates levied on diesel, biodiesel and LPG to zero through December 31, 2022, ensuring at the same time the maintenance of credits taken across the whole supply chain up to September 21, 2022 (90 days after the publication of LC 194/22 that restricted the right to take credits on taxpayers), when it became effective.

The Company, through its subsidiaries, has credits in the amount of R$ 814,319 (R$ 1,686,836 as of December 31, 2024) from the LC 192/22. These credits were recorded considering the expectation of realization by the Company within a 5-year period from the date of generation, period in which the Company has the ability to use these credits. The estimated realization is updated annually considering the estimated future results.

Management estimates the realization of these credits within up to 5 years from the constitution date, as follows:

12/31/2025
Up to 1 year	1,156,563
From 1 to 2 years	920,585
From 2 to 3 years	713,582
From 3 to 5 years	1,072,952
Total recoverable PIS and COFINS	3,863,682

b. Recoverable income and social contribution taxes

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as referring to lawsuits on the non-levy of IRPJ and CSLL on the monetary variation (SELIC) in the repetition of undue payments. The Company, through its subsidiaries, has a recoverable IRPJ and CSLL balance of R$ 664,056, of which R$ 317,963 recorded as current and R$ 346,093 recorded as non-current (R$ 498,067, of which R$ 151,930 recorded as current and R$ 346,137 recorded as non-current as of December 31, 2024). Management estimates the realization of these credits within up to 5 years.

31

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

8. Related parties

a. Parent

	Assets		Liabilities
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Transactions with joint ventures
Química da Bahia Indústria e Comércio S.A.	‐	‐	2,875	2,875

Transactions with subsidiaries
Ipiranga Produtos de Petróleo S.A.	55,930	50,548	408	431
Cia Ultragaz S.A.	30,399	28,588	‐	1,761
Ultracargo Logística S.A.	315,348	313,873	240	‐
Eaí Clube Automobilista S.A.	912	1,008	87	78
Hidrovias do Brasil S.A.	5,118	‐	388	‐
am/pm Comestíveis Ltda.	3,901	5,079	421	19
Others	1,822	966	‐	11
Total	413,430	400,062	4,419	5,175

Other receivables/payables	97,914	86,973	1,433	2,300
Trade payables	‐	‐	111	‐
Related parties	7,524	7,076	2,875	2,875
Financial investments (1)	307,992	306,013	‐	‐

(1)	Refers to funds released to subsidiary Ultracargo Logística S.A.

32

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

b. Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this Note. The balances and transactions between the Company and its subsidiaries with other related parties are highlighted below:

	Assets		Liabilities		Operating result - Sales/(Purchases)
	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Transactions with subsidiaries and joint ventures

Transactions with joint ventures
Refinaria de Petróleo Riograndense S.A.	2	‐	11,156	9,846	(726,418)	(457,885)
Latitude Logística Portuária S.A.	4,620	10,862	49	‐	‐	‐
Navegantes Logística Portuária S.A.	90,850	29,406	‐	‐	‐	‐
Hidrovias do Brasil S.A.	‐	416	‐	‐	‐	‐
Obrinel S.A.	1,618	‐	‐	‐	‐	‐
Others	11,349	7,943	3,968	2,875	419	851

Transactions with other related parties
Chevron Oronite Brasil Ltda. (1)	2,847	‐	34,460	13,434	(241,586)	(195,925)
Chevron Products Company (1)	‐	‐	188,578	159,432	(638,568)	(745,812)
Others	3,218	8,760	1,726	1,449	(228)	(3,718)

Total	114,504	57,387	239,937	187,036	(1,606,381)	(1,402,489)

Trade receivables (Note 5)	9,288	8,662	‐	‐	‐	‐
Other receivables	20	416	‐	‐	‐	‐
Trade payables (Note 16)	‐	‐	237,062	183,520	‐	‐
Related parties	105,196	48,309	2,875	3,516	‐	‐
Sales and services provided	‐	‐	‐	‐	49,972	21,125
Purchases	‐	‐	‐	‐	(1,656,353)	(1,423,614)

(1)	Non-controlling shareholders and other related parties of Iconic.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on prices and terms negotiated between the parties, with customers and suppliers with comparable operational performance.

c. Key executives

The Ultrapar’s compensation policy and practices are designed to align short and long-term interests with shareholders and the Company’s sustainability. The short and long-term variable compensation is linked to growth goals in results and generated economic value, aligned with shareholders’ interests. Variable compensation also directs the professionals’ focus to the strategic plan approved by the Board of Directors, and is linked to annual growth goals in financial results and priority matters for the Company.

The expenses for compensation of its key executives (Company’s directors and executive officers) are shown below:

	12/31/2025	12/31/2024
Short-term compensation	41,181	51,814
Stock compensation	74,349	62,952
Post-employment benefits	3,592	4,767
Total	119,122	119,533

33

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

d. Stock plan (Consolidated)

  2017 Plan

On April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) approved a share-based incentive plan (“2017 Plan”), which establishes the general terms and conditions for granting common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, with vesting periods determined in each Program, to directors or employees of the Company or its subsidiaries.

As a result of the Plan approved in 2017, common shares representing at most 1% of the Company's share capital could be delivered to the participants, which corresponded, at the date of approval of this Plan, to 11,128,102 common shares.

At the OEGM held on April 19, 2023, the 2017 Plan was amended, permitting that, if the participant becomes a member of the Company's Board of Directors, thus ceasing to hold any other executive position, the right to receive ownership of the shares will be preserved, maintaining the conditions and other requirements established in the applicable programs and in each agreement.

  2023 Plan

The share-based incentive plan ("2023 Plan") establishes the general terms and conditions for the Company or its subsidiaries to grant common shares issued by them and held in treasury, to the Management, including the members of Ultrapar's Board of Directors, or employees of the Company or of companies under its direct or indirect control, that may involve the granting of usufruct for later transfer of the ownership of the shares, subject to the terms and conditions set forth in the 2023 Plan. In the case of members of the Board of Directors, the grants will be mandatorily linked to the remuneration approved by the shareholders at the Ordinary General Shareholders’ Meeting.

As a result of the 2023 Plan, common shares representing at most 5% of the Company's share capital may be delivered to the participants, which corresponded, at the date of approval of said Plan, to 55,760,215 common shares. Annually, a maximum of 1% of this limit may be used.

  2025 Plan - Hidrovias

On June 23, 2025, Hidrovias’ Board of Directors approved the 2025 Plan, a long-term restricted share-based incentive plan to Management and eligible employees.

On July 1, 2025, the first batch of restricted shares was granted to eligible executives, with the transfer of ownership subject to vesting periods and to the other transfer restrictions set forth in the plan.

Executives participating in the New SOP (approved on December 29, 2023) opted to replace their stock option rights with the right to restricted shares as set forth in the 2025 Plan, subject to conditions approved by the Board of Directors. For further details, please see Note 20.3 to the financial statements for the year ended December 31, 2025 of subsidiary Hidrovias.

34

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

The table below summarizes the restricted and performance stock programs under the 2017 Plan and  the 2023 Plan, and the 2025 Plan (Hidrovias):

Company	Program	Grant date	Number of shares granted (Quantity)	Vesting period	Fair value of shares on the grant date (in R$)	Total exercisable grant costs, including taxes (in R$ thousands)	Accumulated recognized exercisable grant costs (in R$ thousands)	Unrecognized exercisable grant costs (in R$ thousands)
Ultrapar	Restricted	September 16, 2020	140,000	2026	23.03	5,464	(4,857)	607
Ultrapar	Restricted	September 22, 2021	1,000,000	2027	14.17	24,093	(18,616)	5,477
Ultrapar	Restricted	September 21, 2022	2,640,000	2032	12.98	64,048	(20,771)	43,277
Ultrapar	Restricted	December 7, 2022	1,500,000	2032	13.47	37,711	(11,631)	26,080
Ultrapar	Restricted	April 20, 2023	1,117,425	2026	14.50	30,418	(27,638)	2,780
Ultrapar	Performance	April 20, 2023	1,146,186	2026	14.50	31,466	(28,687)	2,779
Ultrapar	Restricted	September 20, 2023	3,700,000	2033	18.75	129,322	(30,220)	99,102
Ultrapar	Restricted	April 17, 2024	3,444,789	2027 to 2029	26.94	175,894	(72,459)	103,435
Ultrapar	Restricted	June 19, 2024	60,683	2027	21.47	2,468	(1,234)	1,234
Ultrapar	Restricted	October 1, 2024	1,295,000	2034	23.10	55,785	(6,973)	48,812
Ultrapar	Restricted	April 3, 2025	4,558,462	2027 to 2028	17.78	153,500	(31,076)	122,424
Ultrapar	Restricted	November 13, 2025	750,000	2035	22.84	32,430	(541)	31,889
			21,352,545			742,599	(254,703)	487,896

Hidrovias	Restricted	July 1, 2025	1,244,523	2028	3.55	4,961	(828)	4,133
			1,244,523			4,961	(828)	4,133

35

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

12/31/2025
Ultrapar
Number of shares as of December 31, 2024	18,521,704
Ultrapar shares granted during the year	5,351,177
Cancellation of Ultrapar shares due to termination of executive	(209,432)
Ultrapar shares transferred (vesting)	(2,310,904)
Number of shares as of December 31, 2025	21,352,545

12/31/2025
Hidrovias
Number of shares as of December 31, 2024	-
Hidrovias shares granted during the year	1,244,523
Number of shares as of December 31, 2025	1,244,523

The Company does not have shares that were not transferred after the period for transfer of the ownership of the shares. For the year ended December 31, 2025, an expense in the amount of R$ 142,814 was recognized in relation to the Plan (R$ 112,277 for the year ended December 31, 2024).

For all Ultrapar’s plans, settlements are made only with the delivery of treasury shares.

9. Income and social contribution taxes

Accounting policy

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates. For the calculation of current IRPJ, the value of tax incentives is also considered. At the end of the fiscal year the portion of the profit corresponding to these investment grants is allocated to the constitution of a tax incentive reserve in subsidiaries’ equity and is excluded from the dividend calculation basis and subsequently capitalized. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the financial statements. The current rates in Brazil are 25% for IRPJ and 9% for CSLL.

Deferred IRPJ and CSLL are recognized when a temporary difference between the tax and accounting balances exists, given that tax credits and debits are not subject to the statute of limitations, and mainly result from provisions for differences between cash and accrual basis, tax loss carryforwards, leasing operations, negative bases and provisions for tax, civil, and labor risks. Deferred tax assets are sustained by the continued profitability of their operations.

For purposes of disclosure, deferred tax assets were offset against deferred tax liabilities, in the same taxable entity.

On December 27, 2024, Law 15,079 was published, which introduce the Additional of CSLL to adapt Brazilian legislation to the GloBE Rules, aligning the country to Pillar 2 of the BEPS of OECD. This guideline establishes a minimum global tax rate of 15% for multinationals with annual revenues exceeding €750 million.

In December 31, 2025, Management assessed the potential impacts of the new law and concluded that no relevant effects on the Company's financial statements are expected, considering its operational profile and actual level of taxes. The Company will continue to assess the complementary regulation and eventual international unfoldings.

36

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

a. Deferred income (IRPJ) and social contribution taxes (CSLL)

	Parent		Consolidated
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Assets - Deferred income and social contribution taxes on:
Provision for losses with assets	-	‐	43,763	41,467
Provisions for tax, civil and labor risks	44,928	67,261	149,635	188,495
Provision for post-employment benefits	604	516	73,698	76,166
Provision for differences between cash and accrual basis (i)	32,910	‐	89,166	19,483
Goodwill	-	‐	32,747	10,317
Provision for asset retirement obligation	-	‐	12,593	13,472
Operating provisions	4,841	4,366	61,311	60,120
Provision for profit sharing and bonus	9,002	10,246	97,240	76,880
Leases payable	2,253	2,961	583,232	499,988
Provision for deferred revenue	-	‐	710	450
Acquisition of shares from shareholders	-	-	82,128	-
Other temporary differences	36,358	21,762	193,988	115,753
Tax losses and negative basis for social contribution carryforwards	43,188	51,339	529,868	510,780
Total	174,084	158,451	1,950,079	1,613,371
Offsetting liability balance	(9,643)	(15,821)	(942,788)	(676,430)
Net balances presented in assets	164,441	142,630	1,007,291	936,941

Liabilities - Deferred income and social contribution taxes on:
Leases payable	1,891	2,586	484,879	406,173
Provision for differences between cash and accrual basis (i)	‐	‐	268,466	194,846
Change in fair value of subscription warrants	2,127	7,611	2,127	7,611
Goodwill on investments	‐	‐	28,480	28,771
Business combination - fair value of assets	‐	‐	573,793	52,781
Provision for indemnification	-	-	88,854	14,063
Other temporary differences	5,624	5,624	134,086	105,010
Total	9,642	15,821	1,580,685	809,255
Offsetting asset balance	(9,642)	(15,821)	(942,788)	(676,430)
Net balances presented in liabilities	‐	‐	637,897	132,825

(i)	In the consolidated refers mainly to the income and social contribution taxes on foreign exchange variation of the derivative instruments.

37

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent	Consolidated
Balance as of December 31, 2023	164,267	1,254,928
Deferred IRPJ and CSLL recognized in profit (loss) for the year	(21,530)	(360,953)
Deferred IRPJ and CSLL recognized on company acquisition	‐	(71,815)
Deferred IRPJ and CSLL recognized in other comprehensive income	(107)	(18,178)
Others	‐	134
Balance as of December 31, 2024	142,630	804,116
Deferred IRPJ and CSLL recognized in profit (loss) for the year	21,840	(8,892)
Deferred IRPJ and CSLL recognized in profit (loss) for the year - discontinued operations	-	10,175
Deferred IRPJ and CSLL recognized on company acquisition (1)	‐	74,730
Deferred IRPJ and CSLL recognized on business combinations	‐	(581,271)
Deferred IRPJ and CSLL recognized in equity	(29)	70,536
Balance as of December 31, 2025	164,441	369,394

(1)	On May 8, 2025, the Company acquired the control and began to consolidate Hidrovias. For further details, see Note 28.b.

The estimated recovery of the deferred tax assets relating to IRPJ and CSLL is shown as follows:

	Parent	Consolidated
Up to 1 year	76,660	683,751
1 to 2 years	44,484	226,732
2 to 3 years	10,607	432,317
3 to 5 years	34,366	129,689
5 to 7 years	3,381	153,036
Above 7 years	4,586	324,554
Total deferred tax assets relating to IRPJ and CSLL	174,084	1,950,079

The balances of R$ 174,084 in the parent and R$ 1,950,079 in the consolidated were supported by the technical study on taxable profit projections for the realization of deferred tax assets.  The taxable profit projections from business plans of each segment of the Company which indicates trends and perspectives, demand effects, competition and other economic factors, and that represent management’s best estimate about the economic conditions existing during the period of realization of the deferred tax asset, were taken into account.

The main key assumptions used to calculate the realization of deferred tax assets are: growth in Gross Domestic Product (“GDP”), exchange rate, basic interest rate (SELIC) and DI, inflation rate and commodity price index.

38

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

b. Reconciliation of income and social contribution taxes in the statement of income

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Income before taxes	2,578,477	2,397,487	3,811,909	4,011,517
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	(876,682)	(815,146)	(1,296,049)	(1,363,916)
Adjustment to the statutory income and social contribution taxes:
Nondeductible expenses	(2,742)	(2,973)	(65,891)	(14,729)
Nontaxable revenues (i)	617	418	231,440	26,755
Adjustment to estimated income	‐	‐	13,887	1,807
Unrecorded deferred income and social contribution tax loss carryforwards	‐	(25,884)	(134,489)	(205,794)
Share of profit (loss) of subsidiaries, joint ventures and associates	866,984	809,203	(22,612)	(44,090)
Interest on equity between subsidiaries	‐	‐	12,715	35,901
Difference of rate in the measurement of taxes (ii)	‐	‐	39,062	‐
Other adjustments	8,352	(365)	56,918	(15,861)
Income and social contribution taxes before tax incentives	(3,471)	(34,747)	(1,165,019)	(1,579,927)
Tax incentives – SUDENE (iii)	-	‐	101,330	94,310
Income and social contribution taxes in the statement of income	(3,471)	(34,747)	(1,063,689)	(1,485,617)
Current	(25,311)	(13,217)	(1,054,797)	(1,124,664)
Deferred	21,840	(21,530)	(8,892)	(360,953)
Effective IRPJ and CSLL rates - %	0.1	1.4	27.9	37.0

(i)	Consist of gains and income not taxable under applicable tax legislation and amounts related to non-taxation of the income and social contribution taxes on the monetary variation (SELIC).
(ii)	Refers to differences in applicable tax rates in the countries where the Company's subsidiaries operate.
(iii)	Certain subsidiaries have the benefit of income tax reduction for belonging to the sectors of the economy considered priority for the subsidized areas, with a 75% decrease in the income tax basis.

39

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

c. Tax losses and negative basis for social contribution carryforwards

As of December 31, 2025, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) and social contribution (CSLL), whose annual offsets are limited to 30% of taxable income in a given tax year, and do not expire.

The balances comprising deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	12/31/2025	12/31/2024
Oil Trading	68,920	77,155
Ultrapar	43,188	51,339
Ipiranga	300,409	300,409
Ultracargo Soluções Logística	42,808	33,553
Hidrovias do Brasil – Holding S.A	29,149	‐
Others	45,394	48,324
	529,868	510,780

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	12/31/2025	12/31/2024
Neogás	45,143	45,286
Integra Frotas	33,730	18,927
Stella	33,073	15,686
Millennium	14,440	11,650
Abastece aí	156,570	126,900
Hidrovias do Brasil – Holding S.A	139,914	‐
Hidrovias do Brasil – Administração Portuária de Santos	40,005	‐
Others	9,897	6,374
	472,772	224,823

40

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

10. Contractual assets with customers - exclusivity rights (Consolidated)

Refers to exclusivity rights reimbursements of Ipiranga’s agreements with reseller service stations that are recognized at the time of their occurrence and amortized according to the conditions established in the agreement. Amortizations are recognized in profit or loss as reductions of sales revenue.

Changes are shown below:

	12/31/2025	12/31/2024
Opening balance	2,131,902	2,262,508
Additions	522,960	424,477
Amortization	(469,766)	(555,083)
Closing balance	2,185,096	2,131,902
Current	666,109	658,571
Non-current	1,518,987	1,473,331

11. Investments in subsidiaries, joint ventures and associates

Accounting policy

Investments in subsidiaries are accounted for under the equity method of accounting in the parent’s individual financial statements. A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the financial statements. An associate is an investment in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement which establishes that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

41

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

The table below presents the positions of equity and income (loss) for the year by company:

				Parent
	Equity	Income (loss) for the year	Interest in share capital - %	Investment (Provision for loss on investment)		Share of profit (loss) of subsidiaries, joint ventures and associates
				12/31/2025	12/31/2024	12/31/2025	12/31/2024
Subsidiaries
Ultra Logística Ltda. (i)	2,166,745	(37,524)	100.00	2,166,745	3,266,345	(37,524)	253,128
Ultrapar International S.A.	(58,094)	10,435	100.00	(58,094)	(68,530)	10,435	(13,680)
UVC	‐	‐	‐	‐	‐	‐	(4,112)
Ultragaz Participações Ltda.	‐	‐	-	‐	‐	‐	372,263
Ultracargo Logística Ltda	1,225,224	196,067	99.92	1,224,232	‐	195,909	‐
Companhia Ultragaz S.A.	1,131,030	626,643	99.99	1,130,862	1,106,687	626,551	513,890
UVC Investimentos Ltda.	90,366	(4,399)	100.00	90,366	47,702	(4,399)	516
Imaven Imóveis Ltda.	89,645	2,171	100.00	89,645	64,917	2,171	3,121
Ultra Mobilidade S.A. (*)	9,276,372	1,833,442	100.00	9,276,372	10,407,480	1,833,442	1,282,578
EAI Clube Automobilista S/A	5,238	1,007	100.00	5,238	‐	1,007	‐
Joint ventures
Química da Bahia Indústria e Comércio S.A.	7,998	1,327	50.00	3,999	3,319	663	(158)
Refinaria de Petróleo Riograndense S.A. (ii)	(219,695)	(235,921)	33.14	(72,803)	2,016	(78,303)	(27,537)

Total (A)				13,856,562	14,829,936	2,549,952	2,380,009
Total provision for loss on investment (B)				(130,897)	(68,530)
Total investments (A-B)				13,987,459	14,898,466

(*)	Amounts adjusted for unrealized profits in equity and income for the year.
(i)	Balances are presented net of the effects of discontinued operations. For further details, see note 29.
(ii)	Investment considers capital loss balances of R$ 6,126 as of December 31, 2025 (R$ 9,666 as of December 31, 2024).

42

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

				Consolidated
	Equity	Income (loss) for the year	Interest in share capital - %	Investment (Provision for loss on investment)		Share of profit (loss) of subsidiaries, joint ventures and associates
				12/31/2025	12/31/2024	12/31/2025	12/31/2024
Joint ventures
União Vopak – Armazéns Gerais Ltda.	(849)	(1,389)	50.00	(425)	270	(695)	(730)
Refinaria de Petróleo Riograndense S.A.	(219,695)	(235,921)	33.14	(72,803)	2,015	(78,304)	(27,537)
Latitude Logística Portuária S.A.	7,625	3,176	50.00	3,813	2,225	1,588	(3,777)
Navegantes Logística Portuária S.A.	(7,142)	(29,234)	33.33	(2,381)	7,364	(9,745)	(8,472)
Nordeste Logística I S.A.	9,454	(9,510)	33.33	3,151	5,959	(3,170)	(171)
Nordeste Logística II S.A.	53,525	(2,822)	33.33	17,842	18,782	(940)	1,566
Nordeste Logística III S.A.	54,552	(422)	33.33	18,184	18,330	(140)	493
Química da Bahia Indústria e Comércio S.A.	7,998	1,327	50.00	3,999	3,319	663	(159)
Terminal de Combustíveis Paulínia S.A. ("Opla")	168,095	7,068	50.00	84,047	59,694	3,534	4,162
Limday S.A.	30,666	6,049	44.55	13,662	‐	2,695	‐
Obrinel S.A.	205,810	51,073	49.00	100,847	‐	25,026	‐
Baden S.A.	19,825	(1,737)	50.00	9,912	‐	(869)	‐
Other investments	‐	‐	‐	436	281	‐	‐
Associates
Hidrovias do Brasil S.A. (i)	2,162,052	(247,290)	44.51	‐	504,629	(96,480)	(94,842)
Transportadora Sulbrasileira de Gás S.A.	14,559	2,928	25.00	3,640	3,498	733	1,704
Metalúrgica Plus S.A.	(1,351)	(306)	33.33	(450)	(349)	(102)	(91)
Plenogás Distribuidora de Gás S.A.	1,356	619	33.33	452	1,041	207	672
Other investments	‐	‐	‐	37	41	‐	‐

Goodwill on investments
Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	117,306	117,306	‐	‐
Hidrovias do Brasil S.A. (i)	‐	‐	‐	‐	775,044	‐	‐
Limday S.A.	‐	‐	‐	7,390	‐	‐	‐

Fair value adjustment on investments
Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	37,225	38,835	(1,611)	(2,493)
Concession Agreement - Baloto	‐	‐	‐	4,163	‐	‐	‐

Advances for investments
Advances for investments - Pão de Açúcar Group stations (ii)	‐	‐	‐	59,403	90,000	‐	‐
Advances for investments - Virtu GNL (iii)	‐	‐	‐	30,000	‐	‐	‐
Advances for investments - Blustone	‐	‐	‐	5,872	‐	‐	‐

Advances for future capital increase
Hidrovias do Brasil S.A. (i)	‐	‐	‐	‐	500,000	‐	‐

Total (A)				445,322	2,148,284	(157,610)	(129,675)
Total provision for loss on investment (B)				(76,059)	(349)
Total investments (A-B)				521,381	2,148,633

43

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

(i)	On May 8, 2025, the Company acquired the control and began to consolidate Hidrovias. For further details, see Note 28.b. The percentage of interest presented in the note refers to the last percentage before the acquisition of control.
(ii)	The amount refers to the advance for the acquisition of Pão de Açúcar Group service stations by subsidiary Centro de Conveniências Millenium Ltda.
(iii)	The amount refers to the advance for the acquisition of a 37.5% interest in Virtu GNL Participações S.A by subsidiary UVC Investimentos Ltda.

The financial position and income of subsidiaries which have relevant non-controlling interests is shown below:

	Consolidated
	Proportion of interest in share capital and voting rights held by non-controlling interests		Equity attributable to non-controlling interests		Income allocated to non-controlling interests for the year
	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Subsidiaries	%	%
Hidrovias do Brasil S.A. (i)	41%	-	1,390,560	‐	(105,067)	‐
Iconic Lubrificantes S.A. (i)	44%	44%	407,379	484,986	137,810	135,428
Ultragaz Comercializadora de Energia Ltda. (i)	48%	48%	148,927	116,249	47,363	25,082
Other investments	-	-	117,479	63,491	7,949	2,650
			2,064,345	664,726	88,055	163,160

(i)	Considers the effects of allocation of fair value adjustments related to non-controlling interests.

The summarized financial information of the associates and joint ventures relevant for the Company is presented below. The individual financial statements of these entities may differ from the financial information presented here, which is prepared considering Ultrapar's accounting policies and using the most recent financial information available.

	Joint ventures
	RPR		Opla		Obrinel
	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025
Total assets	671,468	1,069,063	231,208	182,810	788,270
Total liabilities	891,163	1,062,982	63,113	63,422	582,460
Equity	(219,695)	6,081	168,095	119,388	205,810
Net revenue	2,054,242	2,177,747	53,448	60,281	103,845
Net income (loss) for the year	(235,921)	(83,097)	7,068	8,324	51,073
Number of shares or units held	1,719,491	1,489	16,957,908	16,957,908	661,904,939
Interest in share capital - %	33	50	50	50	49

Balances and changes in investments in subsidiaries, joint ventures and associates are as follows:

44

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

Balances and changes in investments in subsidiaries, joint ventures and associates are as follows:

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Advances	Advances for future capital increase	Other investments	Total
Balance as of December 31, 2023 (i)	12,231,312	35,031	12,266,343	313,848	4,252	‐	‐	‐	318,100
Share of profit (loss) of subsidiaries, joint ventures and associates (*)	2,407,704	(27,695)	2,380,009	(34,625)	(92,557)	‐	‐	‐	(127,182)
Amortization of fair value adjustments	‐	‐	‐	(2,493)	‐	‐	‐	‐	(2,493)
Dividends	(1,169,912)	‐	(1,169,912)	‐	(1,196)	‐	‐	‐	(1,196)
Equity instrument granted (ii)	29,587	‐	29,587	‐	1,540	‐	‐	‐	1,540
Accumulated other comprehensive income	62,272	(2,427)	59,845	(2,427)	37,458	‐	‐	‐	35,031
Tax incentive reserve	5,699	‐	5,699	‐	-	‐	‐	‐	-
Capital increase in cash	1,124,230	‐	1,124,230	‐	42,985	‐	‐	‐	42,985
Capital increase in shares	133,552	‐	133,552	‐	‐	‐	‐	‐	‐
Capital decrease in shares	‐	‐	‐	(522)	‐	‐	‐	‐	(522)
Advances for investments - GPA stations	‐	‐	‐	‐	‐	90,000	‐	‐	90,000
Acquisition of shares of Hidrovias do Brasil S.A.	‐	‐	‐	‐	647,201	‐	‐	‐	647,201
Transfers of financial assets to investments (iii)	‐	‐	‐	‐	645,333	‐	‐	‐	645,333
Advance for future capital increase (iv)	‐	‐	‐	‐	-	‐	500,000	‐	500,000
Other movements	157	426	583	599	(1,112)	‐	‐	‐	(513)
Balance as of December 31, 2024 (i)	14,824,601	5,335	14,829,936	274,380	1,283,904	90,000	500,000	‐	2,148,284
Share of profit (loss) of subsidiaries, joint ventures and associates (*)	2,627,592	(77,640)	2,549,952	(60,357)	(95,642)	‐	‐	‐	(155,999)
Amortization of fair value adjustments	‐	‐	‐	(1,611)	‐	‐	‐	‐	(1,611)
Dividends	(3,395,567)	‐	(3,395,567)	(8,057)	(591)	‐	‐	‐	(8,648)
Equity instrument granted (ii)	29,090	‐	29,090	‐	‐	‐	‐	‐	‐
Accumulated other comprehensive income	8,082	1,061	9,143	1,061	7,722	‐	‐	‐	8,783
Translation adjustments of foreign subsidiaries	‐	‐	‐	(3,612)	‐	‐	‐	(271)	(3,883)
Advances for future capital increase and capital contribution	728,824	‐	728,824	20,819	‐	‐	‐	‐	20,819
Capital decrease	(675,809)	-	(675,809)	-	-	-	-	-	-
Reclassification to assets held for sale(iii)	(121,153)	‐	(121,153)	‐	‐	‐	‐	‐	‐
Acquisition of shares from shareholders	(149,239)	‐	(149,239)	‐	‐	‐	‐	‐	‐
Advances for investments - GPA stations	‐	‐	‐	‐	‐	(30,597)	‐	‐	(30,597)
Advances for investments - Virtu GNL (iv)	‐	‐	‐	‐	‐	30,000	‐	‐	30,000
Advances for investments – Blustone	‐	‐	‐	‐	‐	5,872	‐	‐	5,872
Acquisition of shares – Eaí Clube Automobilista	44,284	‐	44,284	‐	-	‐	‐	‐	-
Acquisition of shares	-	-	-	-	273,325	-	-	-	273,325
Acquisition of control of Hidrovias do Brasil S.A. (v)	‐	‐	‐	117,276	(1,461,946)	‐	(500,000)	4,434	(1,840,236)
Other movements	4,661	2,440	7,101	2,306	(3,093)	‐	‐	‐	(787)
Balance as of December 31, 2025 (i)	13,925,366	(68,804)	13,856,562	342,205	3,679	95,275	‐	4,163	445,322

45

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

(*)	Adjusted for unrealized profits between subsidiaries.
(i)	Investments in subsidiaries, joint ventures and associates net of provision for loss on investment.
(ii)	Amounts refer to grants of long-term incentives in subsidiaries Ultra Mobilidade, Companhia Ultragaz, Ultracargo Logística and Ultra Logística.
(iii)	Reclassification of the portion of the investment attributed to the sale of the Cabotage operation of subsidiary Hidrovias, according to the opening balance of acquisition of control of Hidrovias. For further details, see Note 29.
(iv)	The amount refers to the advance for the acquisition of a 37.5% interest in Virtu GNL Participações S.A by subsidiary UVC Investimentos Ltda.
(v)	Amounts refer to the write-off of the investment in Hidrovias as an associate through the acquisition of control and consolidation that occurred on May 8, 2025. For further details, see Note 28.b. Additionally, due to the consolidation of Hidrovias, its joint ventures are now included in the consolidated in the amount of R$ 117,276.

12. Right-of-use assets and leases payable (Consolidated)

Accounting policy

The Company and its subsidiaries recognize in the statement of financial position right-of-use assets and the respective lease liabilities calculated at the present value of future lease payments, discounted by the Company’s incremental loan rate, plus the direct costs associated with the lease contract. Right-of-use assets include amounts related to port area leases grants.

The remeasurement of assets and liabilities based on the contractual index is recognized in the statement of financial position, not having an effect on the result. In case of cancellation of the contract, the assets and respective liabilities are written off to the result, considering, if it is the case, any penalties provided in contractual clauses. The Company and its subsidiaries have no intention of purchasing these assets.

The amortization expenses of right-of-use assets is recognized in the statement of income over the lease contract term. When the right-of-use asset is used in the construction of the property, plant, and equipment (“PP&E”), its amortization is capitalized until the asset under construction is completed. The liability is increased for interest and decreased by lease payments made. The interest is recognized in the statement of income using the effective interest rate method.

For short-term leases of 12 months or less and lease contracts of low-value assets, which do not have a purchase option at the end of the contract the Company and its subsidiaries recognize the lease expense in the statement of income as incurred over the lease term.

The Company and certain subsidiaries have leases, substantially related to: (i) Ipiranga: fuel stations and distribution bases; (ii) Ultragaz: points of sale and bottling bases; (iii) Ultracargo: port areas; (iv) Hidrovias: port areas and vessels and (v) Company: offices.

46

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

a. Right-of-use assets

  Consolidated
	Weighted average useful life (years)	Balance as of December 31, 2024	Additions and remeasurement	Write-offs	Transfers (i)	Translation adjustment	Amortization	Opening balance – Acquisition of subsidiaries (ii)	Balance as of December 31, 2025
Cost:
Real estate	8	1,987,115	180,352	(261,618)	(621,148)	(270)	‐	223,077	1,507,508
Port areas	28	343,739	36,014	(491)	632,509	‐	‐	113,132	1,124,903
Vehicles	4	357,094	151,955	(88,722)	(3,646)	(53)	‐	2,855	419,483
Equipment	2	33,645	28,523	(2,180)	(23,960)	‐	‐	21,448	57,476
Vessels	8	‐	‐	(52,220)	7,848	(3,125)	‐	129,300	81,803
Others	10	27,846	3,914	‐	21,499	‐	‐	‐	53,259
		2,749,439	400,758	(405,231)	13,102	(3,448)	‐	489,812	3,244,432
Accumulated amortization:
Real estate	‐	(823,733)	‐	188,340	120,476	83	(169,104)	(42,249)	(726,187)
Port areas	‐	(52,692)	‐	480	(130,882)	‐	(45,807)	(38,755)	(267,656)
Vehicles	‐	(169,836)	‐	70,925	6,300	9	(115,029)	(927)	(208,558)
Equipment	‐	(6,007)	‐	1,667	2,275	‐	(15,864)	(15,346)	(33,275)
Vessels	‐	‐	‐	32,501	(5,612)	1,707	(17,543)	(60,604)	(49,551)
Others	‐	(25,847)	‐	‐	(882)	‐	(3,782)	‐	(30,511)
		(1,078,115)	‐	293,913	(8,325)	1,799	(367,129)	(157,881)	(1,315,738)
Right-of-use assets		1,671,324	400,758	(111,318)	4,777	(1,649)	(367,129)	331,931	1,928,694

(i)	Refers to a transfer received from property, plant and equipment - construction in progress, in the amount of R$ 4,777.
(ii)	The total amounts of acquisitions made by the Company are substantially related to Hidrovias do Brasil (see Note 28.b).

	Weighted average useful life (years)	Balance as of December 31, 2023	Additions and remeasurement (i)	Write-offs	Transfers (ii)	Amortization	Balance as of December 31, 2024
Cost:
Real estate	9	1,998,866	196,194	(207,945)	‐	‐	1,987,115
Port areas	32	314,964	2,025	‐	26,750	‐	343,739
Vehicles	3	270,388	143,043	(56,337)	‐	‐	357,094
Equipment	3	38,278	5,958	(10,591)	‐	‐	33,645
Others	20	27,846	‐	‐	‐	‐	27,846
		2,650,342	347,220	(274,873)	26,750	‐	2,749,439
Accumulated amortization:
Real estate	‐	(753,198)	‐	131,716	(4,402)	(197,849)	(823,733)
Port areas	‐	(44,620)	‐	‐	-	(8,072)	(52,692)
Vehicles	‐	(109,967)	‐	35,669	‐	(95,538)	(169,836)
Equipment	‐	(5,184)	‐	9,778	‐	(10,601)	(6,007)
Others	‐	(25,847)	‐	‐	‐	-	(25,847)
		(938,816)	‐	177,163	(4,402)	(312,060)	(1,078,115)
Right-of-use assets		1,711,526	347,220	(97,710)	22,348	(312,060)	1,671,324

47

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

b. Leases payable

The changes in leases payable are shown below:

	12/31/2025	12/31/2024
Opening balance	1,485,152	1,523,934
Interest accrued	153,247	133,767
Payments of leases and interest	(480,722)	(433,488)
Additions and remeasurement	400,758	342,332
Write-offs	(104,637)	(81,393)
Opening balance - acquisition of subsidiaries (i)	287,589	-
Monetary variations and foreign exchange variations	(1,754)	-
Closing balance	1,739,633	1,485,152

Current	343,725	316,460
Non-current	1,395,908	1,168,692

(i)	The total amounts of acquisitions made by the Company are substantially related to Hidrovias do Brasil (see Note 28.b).

The undiscounted future cash outflows are presented below:

	12/31/2025	12/31/2024
Up to 1 year	483,696	355,336
1 to 2 years	339,415	282,945
2 to 3 years	265,036	240,984
3 to 4 years	220,813	188,002
4 to 5 years	172,465	158,559
More than 5 years	1,246,359	891,997
Total	2,727,784	2,117,823

The contracts of leases payable are substantially indexed by the IGP-M.

In compliance with the CVM’s requirement under Official Letter SNC/SEP 02/2019, the potential right to PIS/COFINS recoverable embedded in the lease consideration, calculated based on the 9.25% rate in accordance with Brazilian tax legislation, amounted to R$ 252,320 in nominal cash flow, and R$ 160,916 in present value cash flow for the year ended December 31, 2025.

b.1. Discount rates

The weighted nominal average discount rates for the lease contracts of the Company are:

Contracts by maturity date and discount rate
Maturity dates of the contracts	Rate (% p.a.)
From 1 to 5 years	11.78%
From 6 to 10 years	11.16%
From 11 to 15 years	10.95%
More than 15 years	10.56%

c. Lease contracts of low-value assets and short-term leases

	Up to 1 year	Between 1 and 5 years	Total
12/31/2025	8,825	9,191	18,016

12/31/2024	8,022	2,637	10,659

The amount of leases considered as of low value, short term and variable payments, recognized as an expense for the year ended December 31, 2025 was R$ 13,336 (R$ 9,850 for the year ended December 31, 2024).

48

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

13. Property, plant, and equipment (Consolidated)

Accounting policy

Property, plant and equipment items are measured at acquisition or construction cost, which also includes costs directly attributable to bringing the asset to operating conditions, including borrowing costs on qualifying assets and non-recoverable taxes, as well as, when applicable, the estimated costs of dismantling and removing property, plant and equipment and restoring the site where the asset is located, less accumulated depreciation and impairment losses. The borrowing costs related to funds raised for construction in progress shall be capitalized until the completion of these projects.

Depreciation is calculated using the straight-line method, taking into consideration the estimated useful lives of the assets, which are reviewed annually. Leasehold improvements are depreciated over the shorter of the contract term and the useful life of the asset.

	Weighted average useful life (years)	Balance as of December 31, 2024	Additions	Depreciation	Transfers (i)	Write-offs	Translation adjustment	Opening balance – acquisition of subsidiaries (ii)	Balance as of December 31, 2025
Cost:
Land	-	609,624	5,626	‐	455	(19,255)	-	204,984	801,434
Buildings	25	1,745,097	52,256	‐	90,162	(23,809)	-	737,124	2,600,830
Leasehold improvements	15	1,415,342	48,630	‐	114,368	(95,624)	(2,416)	239,373	1,719,673
Machinery and equipment	12	3,758,370	192,271	‐	663,739	(316,969)	(1,351)	696,873	4,992,933
Automotive fuel/lubricant distribution equipment and facilities	15	3,199,426	72,100	‐	206,998	(147,777)	‐	1,976	3,332,723
Push boats, barges, ships	18	‐	25,597	‐	52,842	‐	(104,287)	4,141,734	4,115,886
LPG tanks and bottles	8	1,085,787	88,927	‐	24,082	(44,668)	‐	11,618	1,165,746
Vehicles	6	395,885	28,775	‐	2,458	(41,863)	(17)	31,099	416,337
Furniture and fixtures	9	221,572	17,835	‐	(3,438)	(12,808)	(15)	5,141	228,287
IT equipment	5	321,250	23,822	‐	14,903	(23,891)	(85)	40,200	376,199
Construction in progress	-	1,347,892	1,064,544	‐	(1,146,389)	(5,909)	(456)	236,654	1,496,336
Advances to suppliers	-	44,966	18,445	‐	(42,006)	(7)	‐	(59)	21,339
Imports in progress	-	3,128	4,565	‐	(3,128)	‐	‐	‐	4,565
		14,148,339	1,643,393	‐	(24,954)	(732,580)	(108,627)	6,346,717	21,272,288
Accumulated depreciation:
Buildings	‐	(558,622)	‐	(93,027)	(4,370)	10,768	-	(227,469)	(872,720)
Leasehold improvements	‐	(748,916)	‐	(77,318)	(216)	92,438	921	(55,574)	(788,665)
Machinery and equipment	‐	(2,347,962)	‐	(282,345)	(466)	306,344	264	(401,695)	(2,725,860)
Automotive fuel/lubricant distribution equipment and facilities	‐	(2,122,684)	‐	(135,236)	9,913	140,403	‐	(8)	(2,107,612)
Push boats, barges, ships	‐	‐	‐	(119,248)	6	‐	33,528	(1,139,101)	(1,224,815)
LPG tanks and bottles	‐	(670,068)	‐	(97,768)	(7,968)	38,451	‐	(1,076)	(738,429)
Vehicles	‐	(154,622)	‐	(39,411)	(1,206)	9,328	19	(17,833)	(203,725)
Furniture and fixtures	‐	(142,493)	‐	(16,614)	(510)	9,245	3	(1,362)	(151,731)
IT equipment	‐	(265,675)	‐	(28,755)	837	23,170	(79)	(20,949)	(291,451)
		(7,011,042)	‐	(889,722)	(3,980)	630,147	34,656	(1,865,067)	(9,105,008)
Provision for impairment losses		(1,331)	‐	‐	‐	1,148	‐	‐	(183)
Property, plant and equipment, net		7,135,966	1,643,393	(889,722)	(28,934)	(101,285)	(73,971)	4,481,650	12,167,097

(i)	Refers to transfers of R$ 24,157 to intangible assets and R$ 4,777 to right-of-use assets.
(ii)	The total amounts of acquisitions made by the Company are substantially related to Hidrovias do Brasil (see Note 28.b).

49

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

	Weighted average useful life (years)	Balance as of December 31, 2023	Additions	Depreciation	Transfers	Write-offs	Acquisition of subsidiaries	Balance as of December 31, 2024
Cost:
Land	-	607,152	12,968	‐	5,073	(15,569)	-	609,624
Buildings	31	1,646,996	8,904	‐	149,065	(61,770)	1,902	1,745,097
Leasehold improvements	15	1,292,998	37,867	‐	99,777	(15,300)	-	1,415,342
Machinery and equipment	11	3,530,184	143,782	‐	99,603	(16,382)	1,183	3,758,370
Automotive fuel/lubricant distribution equipment and facilities	14	3,361,637	80,317	‐	70,966	(327,319)	13,825	3,199,426
LPG tanks and bottles	8	1,006,398	116,503	‐	-	(37,114)	-	1,085,787
Vehicles	8	371,434	111,735	‐	(29,884)	(62,657)	5,257	395,885
Furniture and fixtures	8	212,640	12,649	‐	(154)	(3,965)	402	221,572
IT equipment	5	318,721	12,259	‐	(5,950)	(3,780)	-	321,250
Construction in progress	-	783,496	1,022,967	‐	(455,740)	(2,831)	‐	1,347,892
Advances to suppliers	-	32,557	19,834	‐	(6,558)	(867)	‐	44,966
Imports in progress	-	3,107	3,127	‐	(3,106)	‐	‐	3,128
		13,167,320	1,582,912	‐	(76,908)	(547,554)	22,569	14,148,339
Accumulated depreciation:
Buildings	‐	(536,518)	‐	(54,110)	4,126	28,014	(134)	(558,622)
Leasehold improvements	‐	(683,187)	‐	(75,957)	1,798	8,430	-	(748,916)
Machinery and equipment	‐	(2,147,842)	‐	(208,103)	1,776	6,612	(405)	(2,347,962)
Automotive fuel/lubricant distribution equipment and facilities	‐	(2,238,843)	‐	(164,248)	(7,870)	289,359	(1,082)	(2,122,684)
LPG tanks and bottles	‐	(605,298)	‐	(92,219)	-	27,449	-	(670,068)
Vehicles	‐	(181,511)	‐	(35,066)	35,776	26,792	(613)	(154,622)
Furniture and fixtures	‐	(130,117)	‐	(15,718)	642	2,784	(84)	(142,493)
IT equipment	‐	(254,952)	‐	(22,246)	8,136	3,387	-	(265,675)
		(6,778,268)	‐	(667,667)	44,384	392,827	(2,318)	(7,011,042)
Provision for impairment losses		(1,471)	(21)	‐	‐	161	‐	(1,331)
Property, plant and equipment, net		6,387,581	1,582,891	(667,667)	(32,524)	(154,566)	20,251	7,135,966

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of the terminals’ assets, service stations, tanks, barges and distribution bases.

Advances to suppliers are basically related to manufacturing of assets for expansion of terminals, distribution bases and acquisition of real estate.

50

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

14. Intangible assets (consolidated)

Accounting policy

Intangible assets include assets acquired from third parties, and are recognized according to the criteria below:

• Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identifiable assets and liabilities assumed of the acquired entity. Goodwill is tested for impairment annually or more frequently when there is indication that the goodwill might be impaired. Goodwill is allocated to the cash generating units, which represent the lowest level at which goodwill is monitored for impairment testing purposes.

• Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the amount paid on acquisition and amortized using the straight-line method, according to their useful lives, and are reviewed annually.

•  The decarbonization credits (“CBIOS”) acquired are recorded at historical cost in intangible assets, being prescribed according to decree in the year to fulfill the individual target set by the National Agency of Petroleum, Natural Gas and Biofuels (“ANP”) and are not amortized. These assets are used to settle the annual decarbonization obligation adopted by Brazilian National Biofuels Policy (“RenovaBio”), implemented by Law No. 13,576/2017, with additional regulations established by Decree No. 9,888/2019 and Ordinance No. 419 of November 20, 2019 issued by the Brazilian Ministry of Mines and Energy. The obligation is recorded under a specific line item of the statement of financial position and is measured according to the target established by the ANP, through the average acquisition cost of credits acquired or the fair value of credits traded on B3 on the closing date for the credits to be acquired.

The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life.

	Weighted average useful life (years)	Balance as of December 31, 2024	Additions	Amortization	Transfers (i)	Write-offs	Translation adjustment	Acquisition of subsidiaries (ii)	Balance as of December 31, 2025
Cost:
Goodwill (a)	-	982,359	‐	‐	‐	(51,100)	‐	436,187	1,367,446
Software (b)	5	1,707,645	330,898	‐	13,486	(34,494)	(1,604)	146,530	2,162,461
Customer contracts	12	‐	‐	‐	‐	‐	(210)	838,359	838,149
Distribution rights	13	176,687	40,932	‐	8,918	‐	‐	29,092	255,629
Brands (c)	-	61,366	‐	‐	‐	(11)	‐	-	61,355
Trademark rights (c)	30	121,001	28	‐	9,868	‐	‐	‐	130,897
Intangible assets in progress	‐	‐	13,409	‐	(6,223)	(2,204)	-	34,438	39,420
Decarbonization credits (CBIO)	-	322	370,501	‐	‐	(370,823)	‐	‐	‐
Others	3	10,611	61	‐	4,151	(43)	‐	1,690	16,470
		3,059,991	755,829	‐	30,200	(458,675)	(1,814)	1,486,296	4,871,827
Accumulated amortization:
Software	‐	(1,013,618)	‐	(253,814)	(1,081)	33,680	252	(103,233)	(1,337,814)
Customer contracts	‐	‐	‐	(48,553)	‐	‐	129	(4,517)	(52,941)
Distribution rights	‐	(110,819)	‐	(10,711)	‐	-	‐	-	(121,530)
Trademark rights	‐	(22,997)	‐	(7,819)	(9,703)	3,084	‐	-	(37,435)
Others	‐	(4,227)	‐	(8,415)	4,741	2,272	‐	-	(5,629)
		(1,151,661)	‐	(329,312)	(6,043)	39,036	381	(107,750)	(1,555,349)
Intangible assets, net		1,908,330	755,829	(329,312)	24,157	(419,639)	(1,433)	1,378,546	3,316,478

(i)	Refers to R$ 24,157 received in transfer from property, plant and equipment.
(ii)	The The total amounts of acquisitions made by the Company are substantially related to Hidrovias do Brasil (see Note 28.b).

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Notes to the financial statements
For the year ended December 31, 2025

	Weighted average useful life (years)	Balance as of December 31, 2023	Additions	Amortization	Transfers	Write-offs	Translation adjustment	Acquisition of subsidiaries	Balance as of December 31, 2024
Cost:
Goodwill (a)	-	943,125	‐	-	(115)	-	‐	39,349	982,359
Software (b)	5	1,503,601	226,098	‐	(18,475)	(3,969)	108	282	1,707,645
Distribution rights	14	155,174	20,101	‐	1,412	-	‐	‐	176,687
Brands (c)	-	62,303	‐	‐	(948)	‐	‐	11	61,366
Trademark rights (c)	30	120,960	41	‐	‐	‐	‐	‐	121,001
Others	3	15,127	224	‐	(4,211)	(529)	‐	‐	10,611
Decarbonization credits (CBIO)	-	710,710	713,453	‐	(389)	(1,423,452)	‐	‐	322
		3,511,000	959,917	-	(22,726)	(1,427,950)	108	39,642	3,059,991
Accumulated amortization:
Software		(826,773)	‐	(222,487)	32,886	2,756	‐	-	(1,013,618)
Distribution rights		(106,145)	‐	(4,860)	16	170	‐	‐	(110,819)
Trademark rights		(18,931)	‐	(4,389)	‐	323	‐	‐	(22,997)
Others		(5,234)	‐	(301)	-	1,308	‐	‐	(4,227)
		(957,083)	‐	(232,037)	32,902	4,557	‐	-	(1,151,661)
Intangible assets, net		2,553,917	959,917	(232,037)	10,176	(1,423,393)	108	39,642	1,908,330

a. Goodwill

The remaining net balance of goodwill on the following acquisitions is assessed for impairment annually or more frequently when there is indication that the goodwill might be impaired. The amount is made up of the following acquisitions.

	Segment	12/31/2025	12/31/2024
Goodwill on the acquisition of:
Hidrovias (28.b)	Hidrovias	341,084	‐
Ipiranga (i)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Neoagro Diesel	Ipiranga	62,833	‐
Stella	Ultragaz	51,951	103,051
Temmar	Ultracargo	43,781	43,781
Ultragaz Comercializadora de Energia	Ultragaz	42,260	52,038
Petrovila	Ipiranga	34,934	‐
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Neogás	Ultragaz	7,761	7,761
Mi TRR	Ipiranga	5,383	‐
Baden	Hidrovias	1,731	-
Serra Diesel	Ultrapar	1,413	1,413
TEAS	Ultracargo	797	797
		1,367,446	982,359

(i)	Including R$ 246,163 presented as goodwill in the Parent.

52

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

As of December 31, 2025, the Company assessed the balances of goodwill shown in the table above for impairment The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections of future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the future economic conditions. The main key assumptions used by the Company to calculate the value in use are described below.

Period of evaluation: period of five years, after which the Company calculates the perpetuity, considering the possibility of carrying the business on indefinitely.

Discount rate and real growth rate: the discount and real growth rates used to extrapolate the projections at December 31, 2025 ranged from 11.2% to 12.7% and -0.5% to 0.5% p.a., respectively, depending on the acquisition analyzed.

Revenue from sales and services, costs and expenses, and gross margin: considers the budget prepared for 2025 and the long-term strategic plan prepared by management and presented to the Board of Directors.

As of December 31, 2025, the Company, through its subsidiary Ultragaz Ultragaz Energia Ltda., recorded impairment loss of R$ 51,100, related to the goodwill of Stella. As of December 31, 2024, the Company and its subsidiaries did not record any impairment loss of assets.

Goodwill from investments in joint ventures and associates is presented under investments, for further information see Note 11.

b. Software

Includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems. Also include expenses related to software in progress in the amount of R$ 292,604 as of December 31, 2025 (R$ 84,421 as of December 31, 2024).

c. Brands and trademarks rights

Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and the NEOgás brand, acquired in the business combination, and Chevron and Texaco trademarks rights.

15. Loans, financing and debentures (Consolidated)

Accounting policy

Financial liabilities are initially recognized at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost or at fair value through profit or loss and updated using the effective interest rate and including charges. The financial liabilities at fair value through profit or loss refer to financial liabilities designated as hedged items. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in the statement of income over the period of the loans using the effective interest rate method. Fees paid on the contracting of loans are recognized as transaction costs and amortized taking into account the term of the loan, using the effective interest rate method.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

a. Breakdown

Description	Index/Currency	Weighted average financial charges 2025 (p.a.)	Weighted average hedging instruments	Maturity	12/31/2025	12/31/2024
Foreign currency:
Notes in the foreign market	USD	5.3%	142.6% of DI (*)	2026 to 2029	4,158,025	4,710,980
Foreign loan	USD	4.1%	103.8% of DI	2026 to 2029	2,554,217	691,006
Foreign loan	SOFR + USD	0.8%	103.4% of DI	2026 to 2029	1,295,481	-
Notes in the foreign market	USD	5.0%	CDI + 1.6% (**)	2031	984,400	‐
Foreign exchange debentures	EUR	3.0%	104.4% of DI	2027	515,654	-
Foreign exchange debentures	USD	5.3%	101.7% of DI	2026	339,836	‐
Foreign loan	EUR	4.4%	109.2% of DI	2025	‐	778,147
Foreign loan	JPY	4.6%	109.4% of DI	2025	‐	501,524
Total in foreign currency					9,847,613	6,681,657

Brazilian Reais:
Debentures	CDI + R$	0.9%	n/a	2027 to 2031	3,455,058	731,667
Debentures – CRA	IPCA	5.4%	103.3% of DI	2028 to 2032	2,339,526	2,456,111
Debentures	IPCA	4.8%	105.4% of DI	2028 to 2035	837,001	614,754
Financing	R$	14.6%	106.6% of DI	2027	552,666	-
CDCA	CDI + R$	0.9%	n/a	2027	547,587	534,374
Debentures – CRA	Fixed rate	11.2%	104.4% of DI	2027	513,103	477,827
Debentures – CRA	CDI + R$	0.7%	n/a	2027	495,731	490,971
Debentures	IPCA	6.0%	n/a	2028 to 2031	466,762	-
CCB	CDI	104.3%	n/a	2026 to 2028	416,321	1,464,624
CDCA	CDI	109.0%	n/a	2026 to 2027	206,594	293,374
Constitutional Fund (FNE)	IPCA	2.9%	69.5% of DI	2028 to 2041	192,054	114,472
Commercial Paper	CDI + R$	0.2%	n/a	2027	89,083	-
Constitutional Fund (FNO)	IPCA	3.1%	70.8% of DI	2028 to 2037	84,462	‐
FINEP	TJLP	1.0%	n/a	2026 to 2032	27,249	679
Climate Fund	R$	9.4%	72.9% of DI	2026 to 2040	22,451	-
Total in Brazilian Reais					10,245,648	7,178,853
Total in foreign currency and Brazilian Reais					20,093,261	13,860,510
Current					4,251,131	3,478,673
1 to 2 years					3,923,059	3,257,618
2 to 3 years					4,227,274	1,557,888
3 to 4 years					3,525,329	2,062,967
4 to 5 years					1,038,873	2,130,651
More than 5 years					3,127,595	1,372,713
Non-current					15,842,130	10,381,837

(*)	Considers a protection instrument for the principal of 52.5% of the DI and for interest DI minus 1.4% for a notional amount of US$ 300 million. Does not include the positive result of the natural hedge strategy through financial investments in US$.
(**)	Considers a protection instrument for principal and interest at DI + 1.6% for a notional amount of US$ 50 million.

54

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

The changes in loans, financing and debentures are shown below:

	12/31/2025	12/31/2024
Opening balance	13,860,510	11,141,283
Proceeds	8,669,139	4,179,974
Interest accrued	1,498,325	846,329
Principal payment	(5,134,131)	(2,718,953)
Interest payment	(1,360,205)	(798,653)
Opening balance - acquisition of subsidiaries (i)	3,125,667	-
Monetary variations and foreign exchange variations	(596,233)	1,675,583
Change in fair value	101,466	(465,053)
Gain on bond repurchase	(71,277)	-
Closing balance	20,093,261	13,860,510

(i)	The total amounts of acquisitions made by the Company are substantially related to Hidrovias do Brasil (see Note 28.b).

The transaction costs associated with debt issuance were deducted from the balance of the related liability and recognized in profit or loss according to the effective interest rate method. As of December 31, 2025, the amount recognized in profit or loss was R$ 53,197 (R$ 18,928 as of December 31, 2024). The transaction cost incurred was R$ 75,363, of which R$ 18,117 referring to new funding and R$ 57,246 to the initial balance on acquisition of subsidiary. The balance to be recognized in the next periods is R$ 92,080 (R$ 69,914 as of December 31, 2024).

b. Guarantees

As of December 31, 2025, there was R$ 84,462 (R$ 114,472 as of December 31, 2024) in financing that had real guarantees. There was also R$ 18,684,982 (R$ 13,586,936 as of December 31, 2024) in financing without real guarantees, with sureties or promissory notes.

The Company and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceedings in the amount of R$ 100,200 as of December 31, 2025 (R$ 97,947 as of December 31, 2024).

Subsidiary Ipiranga issues collateral to financial institutions in connection with the amounts payable by some of its customers to such institutions, with maximum future settlements related to these guarantees in the amount of R$ 87,160 (R$ 219,700 as of December 31, 2024). If subsidiary Ipiranga is required to make any payment under these collateral arrangements, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until December 31, 2025, subsidiary Ipiranga did not have losses in connection with these collateral arrangements.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

c. Relevant operations contracted in the year

The main operations contracted in the year are shown below:

Description	Index/ Currency	Financial charges	Hedging instruments	Issuance date	Maturity	Principal	Principal in R$	Remuneration payment	Nominal amount payment	Company
Foreign exchange debenture	USD	5.3%	101.7% of DI	Mar/25	Mar/26	USD 60,269	350,000	At final maturity	At final maturity	Ultracargo Logística
Foreign loan	SOFR + USD	0.9%	102.9% of DI	Feb/25	Feb/26	USD 100,000	577,800	Quarterly	At final maturity	Cia Ultragaz
CCB	CDI	104.0%	n/a	Mar/25	Mar/27	R$ 360,000	360,000	Quarterly	At final maturity	Cia Ultragaz
Constitutional Fund (FNE)	IPCA	2.9%	69.7% of DI	Feb/25	Nov/41	R$ 100,976	100,976	Monthly with grace period	2028 to 2041	Ultracargo Logística
Constitutional Fund (FNO)	IPCA	3.1%	70.8% of DI	Apr/25	Feb/37	R$ 106,430	106,430	Monthly	Monthly after a 3-year grace period	Ultracargo Soluções Logísticas
Foreign loan	USD	4.7%	103.8% of DI	Apr/25	Apr/26	USD 86,956	500,000	At final maturity	At final maturity	Ipiranga
BNDES	R$	9.4%	72.9% of DI	May/25	Mar/40	R$ 11,499	11,499	Monthly	Monthly after a 3-month grace period	Ultragaz Energia Ltda. and subsidiaries
BNDES	R$	9.4%	72.9% of DI	May/25	Mar/40	R$ 11,499	11,499	Monthly	Monthly after a 3-month grace period	Ultragaz Energia Ltda. and subsidiaries
Foreign exchange debentures	EUR	3.0%	104.0% of DI	Jun/25	Feb/37	EUR 77,535	500,000	Annually	At final maturity	Ipiranga
Foreign loan	R$	14.6%	106.6% of DI	Jun/25	Oct/27	R$ 500,000	500,000	Annually	At final maturity	Ipiranga
Debentures	CDI	0.5%	n/a	Jun/25	Jun/28	R$ 400,000	400,000	Semiannually	At final maturity	Hidrovias
Debentures	CDI	0.8%	n/a	Jun/25	Jun/31	R$ 982,000	982,000	Semiannually	At final maturity	Hidrovias
Foreign loan	USD	5.5%	108.8% of DI	Sept/25	Mar/27	USD 4,718	25,000	Semiannually	At final maturity	Serra Diesel
Foreign loan	USD	4.9%	102.4% of DI	Sept/25	Mar/27	USD 46,818	250,000	Semiannually	At final maturity	Cia Ultragaz
Debentures	IPCA	7.0%	CDI - 1.2%	Oct/25	Oct/35	R$ 150,000	150,000	Semiannually	Annually from Oct/2033	Ipiranga
Commercial Paper	CDI	0.2%	n/a	Oct/25	Oct/27	R$ 86,000	86,000	Quarterly	At final maturity	Ipiranga
Foreign loan	SOFR + USD	0.7%	103.9% CDI	Nov/25	Nov/28	USD 94,545	500,000	Semiannually	At final maturity	Ipiranga
Foreign loan	SOFR + USD	0.8%	103.7% CDI	Nov/25	Feb/29	USD 37,491	200,000	Semiannually	At final maturity	Ipiranga
Foreign loan	USD	4.1%	104.5% CDI	Nov/25	Nov/28	USD 111,858	600,000	Semiannually	At final maturity	Cia Ultragaz
Foreign loan	SOFR + USD	1.1%	110.5% CDI	Nov/25	Nov/26	USD 1,886	10,000	Semiannually	At final maturity	Serra Diesel
Foreign loan	USD	4.0%	103.6% CDI	Dec/25	Feb/29	USD 94,146	500,000	Semiannually	At final maturity	Ultracargo Logística
Foreign loan	USD	4.1%	103.2% CDI	Dec/25	Jun/28	USD 55,097	300,000	Semiannually	At final maturity	Iconic
Foreign loan	SOFR	0.8%	103.6% CDI	Dec/25	May/28	USD 68,909	370,000	Semiannually	At final maturity	Iconic
Debentures	CDI	0.6%	n/a	Dec/25	Nov/30	R$ 1,000,000	1,000,000	Semiannually	Annually from Nov/2029	Ipiranga

d. Covenants – Subsidiary Hidrovias

Financial Covenant linked to Debenture contracts

Hidrovias, through the 1st and 2nd Debenture Issuances, has a financial covenant of leverage (“net debt to EBITDA”), calculated on a consolidated basis and which must be equal to or less than 4.5x in 2022, (b) 4.0x between January 1, 2023 and December 2023 and (c) 3.5x from January 1, 2024 until the maturity date of the respective issues.

Failure to comply with the covenant does not accelerate the debt repayment and is not considered default. However, Hidrovias now has restrictions on raising new debts beyond those permitted by the covenants of the indenture of issuance and is restricted from paying the minimum mandatory dividends set forth by its Bylaws. Hidrovias does not expect any short- or medium-term impacts on its operations and believes it will not need additional loans or working capital beyond those already permitted by the covenants of the Indentures of Debenture Issuances to comply with its obligations.

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Notes to the financial statements
For the year ended December 31, 2025

As of December 31, 2025, Hidrovias met the financial covenants set forth in its debt contracts.

16. Trade payables (Consolidated)

	12/31/2025	12/31/2024

Domestic suppliers	2,542,447	2,558,813
Trade payables - domestic related parties (see Note 8.b)	46,758	23,432
Foreign suppliers	1,863,835	776,052
Trade payables - foreign related parties (see Note 8.b)	190,304	160,088
	4,643,344	3,518,385

17. Employee benefits and private pension plan (Consolidated)

Accounting policy

The Company and its subsidiaries offer their employees a private pension plan of the defined contribution type and other benefits related to seniority bonus, payment of Government Severance Indemnity Fund for Employees (“FGTS”), health and dental care, and life insurance plans for eligible retirees. Annual actuarial studies, with the exception of the private pension plan, are prepared by an independent professional and reviewed by Management. The respective impacts are recognized in accordance with the projected unit credit method. The actuarial gains and losses are recognized in equity under “Accumulated other comprehensive income”.

a. ULTRAPREV - Associação de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. The Company and its subsidiaries do not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee.

In the year ended December 31, 2025, the Company and its subsidiaries contributed R$ 24,963 to Ultraprev (R$ 22,482 in the year ended December 31, 2024).

The balance of R$ 4,154 as of December 31, 2025 (R$ 4,454 as of December 31, 2024) regarding the reversal fund will be used to deduct normal sponsor contributions in a period of up to 14 months depending on the sponsor. The number of months is estimated according to the current amount being deducted from contributions of each sponsor.

The total number of participating employees as of December 31, 2025 is 3,966 active participants and 314 retired participants (3,801 active participants and 297 retired participants as of December 31, 2024). In addition, Ultraprev had 20 former employees or beneficiaries receiving benefits under the rules of a previous plan whose reserves are fully constituted.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

b. Post-employment benefits (Consolidated)

Some subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of FGTS, and health, dental care, and life insurance plans for eligible retirees.

The amounts related to such benefits are based on an annual valuation conducted by an independent actuary and reviewed by Management.

	12/31/2025	12/31/2024
Health and dental care plan (1)	184,105	177,958
Indemnification of FGTS	20,303	32,420
Seniority bonus	1,916	1,795
Life insurance (2)	9,292	10,703
Total	215,616	222,876
Current	19,067	24,098
Non-current	196,549	198,778

(1)	Applicable to Ipiranga and Iconic.
(2)	Applicable to Ipiranga, Ultragaz and Ultrapar.

Changes in the present value of the post-employment benefit obligation occurred as follows:

	12/31/2025	12/31/2024
Opening balance	222,876	264,823
Expense for the year	26,051	27,077
Update/change of estimate	(14,935)	(10,094)
Actuarial gains from changes in actuarial assumptions	(1,716)	(41,727)
Benefits paid directly by the Company and its subsidiaries	(16,660)	(17,203)
Closing balance	215,616	222,876

The total expense for each year is presented below:

	12/31/2025	12/31/2024
Health and dental care plan	19,713	20,420
Indemnification of FGTS	4,947	5,290
Seniority bonus	256	254
Life insurance	1,135	1,113
Total	26,051	27,077

58

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

The main actuarial assumptions used are:

Economic factors	12/31/2025	12/31/2024
Discount rate for the actuarial obligation at present value - Indemnification of FGTS	11.74	11.97
Discount rate for the actuarial obligation at present value - Bonus	11.76	11.82
Average discount rate for the actuarial obligation at present value - Medical services	10.97	11.07
Discount rate for the actuarial obligation at present value - Life insurance	11.74	11.82
Average projected salary growth rate - FGTS indemnity	6.64	6.80
Average projected bonus growth rate	7.33	7.33
Inflation rate (long term)	3.50	3.50
Medical services growth rate	7.64	7.64

Demographic factors

Mortality Table for the life insurance benefit - CSO-80

Mortality Table for other benefits – AT 2000 Basic decreased by 10%

Disability Mortality Table - RRB 1983 and RRB-1944

Disability Table – Weak light

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, salary growth and medical costs increases. The sensitivity analyses as of December 31, 2025, as shown below, were determined based on possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

Assumption	Change in assumptions	Decrease in liability	Change in assumptions	Increase in liability
Discount rate	increase by 1.0 p.p.	13,544	decrease by 1.0 p.p.	15,463
Salary growth rate	decrease by 1.0 p.p.	252	increase by 1.0 p.p.	272
Medical services growth rate	decrease by 1.0 p.p.	14,150	increase by 1.0 p.p.	12,350

59

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

The sensitivity analyses presented may not represent the real change in the post-employment benefit obligation, since it is unlikely that changes occur in just one assumption alone, considering that some of these assumptions may be correlated.

Inherent risks related to post-employment benefits

Interest rate risk: a long-term interest rate is used to calculate the present value of post-employment liabilities. A reduction in this interest rate will increase the corresponding liability.

Wage growth risk: the present value of the liability is calculated using as reference the wages of the plan participants, projected with the average nominal wage growth rate. An increase in the real wages of plan participants will increase the corresponding liability.

Medical costs growth risk: the present value of the liability is calculated using as a reference the medical cost by age based on actual healthcare costs, projected based on the growth rate of medical services costs. An increase in the real medical costs will increase the corresponding liability.

18. Provisions and contingent liabilities (Consolidated)

Accounting policy

A provision for tax, civil (including environmental and regulatory) and labor risks is recognized when there is a present obligation as a result of a past event, it is probable that a disbursement will be required to settle the obligation, and the amount can be reliably estimated. These provisions are based on an assessment by Management, supported by opinions from internal and external legal advisors, considering the best estimates regarding the possible outcomes of the proceedings. The provisions are recognized in the statement of income, as operating or financial expense, according to the nature involved. The provisioned balances are monetarily adjusted or increased by financial charges, in line with the evolution of judicial or administrative proceedings and with the indexes applicable to each nature, as provided for in the internal contingency guidelines.

a. Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties to tax, civil and labor disputes at the administrative and judicial levels. The table below presents the breakdown of provisions by nature and their changes:

Provisions	Balance as of December 31, 2024	Additions	Reversals	Payments	Interest	Opening balance – acquisition of subsidiaries (i)	Balance as of December 31, 2025
IRPJ and CSLL	32,946	365	(13,524)	(291)	372	‐	19,868
Tax	202,465	10,780	(40,686)	(31,274)	5,129	‐	146,414
Civil	161,972	109,613	(73,289)	(64,044)	26	27,417	161,695
Provision for indemnities (a.1)	206,808	13,447	(66,075)	(14,257)	5,710	‐	145,633
Labor	54,169	13,881	(8,922)	(8,461)	792	9,545	61,004
Total	658,360	148,086	(202,496)	(118,327)	12,029	36,962	534,614
Current	47,788						49,175
Non-current	610,572						485,439

(i)	On May 8, 2025, the Company acquired the control of Hidrovias; for further details, see Note 28.b.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

Provisions	Balance as of December 31, 2023	Additions	Reversals	Payments	Interest	Balance as of December 31, 2024
IRPJ and CSLL	636,167	949	(15,124)	(610,534)	21,488	32,946
Tax	254,781	49,038	(87,575)	(16,686)	2,907	202,465
Civil	150,258	66,215	(19,002)	(35,519)	20	161,972
Provision for indemnities (a.1)	203,780	19,519	(6,081)	(12,959)	2,549	206,808
Labor	59,144	18,468	(16,447)	(7,764)	768	54,169
Total	1,304,130	154,189	(144,229)	(683,462)	27,732	658,360
Current	45,828					47,788
Non-current	1,258,302					610,572

Balances of escrow deposits by nature are as follows:

	12/31/2025	12/31/2024
Tax	420,906	306,593
Labor	15,897	24,070
Civil	34,806	115,413
	471,609	446,076

In the year ended December 31, 2025, the monetary variation on escrow deposits amounted to R$ 46,139 (R$ 45,336 as of December 31, 2024). This amount was recorded as financial income in the statement of income.

a.1 Provision for indemnities

As a result of the sale of Oxiteno, completed on April 1, 2022, Ultrapar assumed contractual liability for losses related to acts prior to the closing of the transaction. The provision for potential reimbursement to Indorama, in the event the losses materialize, amounts to R$109,333 as of December 31, 2025 (R$174,408 as of December 31, 2024), related to R$ 32,384 (R$ 95,274 as of December 31, 2024) for labor claims, R$ 28,605 (R$ 26,074 as of December 31, 2024) for civil claims and R$ 48,344 (R$ 53,060 as of December 31, 2024) for tax claims.

Regarding the sale of Extrafarma, completed on August 1, 2022, whose liability for losses prior to the transaction was assumed by subsidiary Ipiranga, the provision for potential reimbursement to Pague Menos, in the event the losses materialize, is R$ 36,297 as of December 31, 2025 (R$ 32,400 as of December 31, 2024), of which R$ 14,153 (R$ 12,074 as of December 31, 2024) for labor claims, R$7,798 (R$7,007 as of December 31, 2024) for civil claims and R$ 14,346 (R$ 13,319 as of December 31, 2024) for tax claims.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

b. Possible contingent liabilities

The Company and its subsidiaries are parties to administrative and legal proceedings for tax, civil and labor claims which, based on the assessment of the legal departments and the advice of external legal advisors, were classified as a possible loss. In accordance with the accounting practices adopted and the internal contingency guideline, these obligations do not meet the criteria for provision recognition and are therefore only disclosed in notes to the financial statements.

The contingent liabilities, classified as possible loss, by nature are as follows:

Possible contingent liabilities	12/31/2025	12/31/2024
Tax (b.1)	6,027,879	4,176,046
Civil (b.2)	867,293	815,203
Labor	376,406	293,938
	7,271,578	5,285,187

b.1 Contingent tax liabilities

The Company and its subsidiaries are parties to administrative and legal proceedings involving IRPJ and CSLL, mainly arising from denials of offset claims, which total R$ 577,253 as of December 31, 2025 (R$ 496,615 as of December 31, 2024). Regarding PIS and COFINS, tax credit disallowances from the non-cumulative regime are recorded, which total R$ 3,136,458 as of December 31, 2025 (R$ 1,890,313 as of December 31, 2024).

Additionally, subsidiary Ipiranga and its subsidiaries have legal proceedings related to ICMS totaling R$ 1,662,515 as off December 31, 2025 (R$ 1,357,445 as of December 31, 2024). The main discussions involve assessments relating to i) the alleged non-payment of R$ 444,766 (R$ 154,914 as of December 31, 2024); ii) 2% surcharge on products considered non-essential (hydrated ethanol) in the amount of R$ 246,060 (R$ 223,691 as of December 31, 2024); iii) the reversal and disallowance of credits in the amount of R$ 236,808 (R$ 145,126 as of December 31, 2024); and iv) inventory differences of R$ 236,568 (R$ 279,448 as of December 31, 2024).

In addition, subsidiary Ipiranga and its subsidiaries are discussing the offset of excise tax (“IPI”) credits related to raw materials used in the manufacturing of products subject to taxation, which were subsequently sold and were not subject to IPI under the tax immunity, in the amount of R$ 209,444 as of December 31, 2025 (R$ 194,508 as of December 31, 2024). In April 2025, the Superior Court of Justice, under the repetitive appeals regime (Theme 1247), ruled on the discussion in favor of the taxpayers.

Of the remaining amount of tax contingencies classified as potential losses, R$ 442,210 as of December 31, 2025 (R$ 574,672 as of December 31, 2024) relates to other proceedings involving the Company and its subsidiaries.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

b.2 Contingent civil liabilities

The Company and its subsidiaries have contingent liabilities for civil claims in the amount of R$ 867,293 as of December 31, 2025 (R$ 815,203 as of December 31, 2024). Among these proceedings, the following claims involving subsidiary Cia. Ultragaz are highlighted: i) administrative proceedings filed by CADE, referring to alleged anti-competitive practices in municipalities in the Triângulo Mineiro region in 2001, and at the administrative level, Cia. Ultragaz was ordered to pay a fine, in the updated amount of R$ 39,447 as of December 31, 2025 (R$ 38,005 as of December 31, 2024); and ii) lawsuits filed by resellers, who are seeking indemnity, in addition to the nullity and termination of distribution contracts, totaling R$ 95,971 as of December 31, 2025 (R$ 187,460 as of December 31, 2024).

c. Lubricants operation between Ipiranga and Chevron

The provisions of shareholder Chevron’s liability amount to R$ 4,020 (R$ 36,146 as of December 31, 2024), for which a corresponding indemnification asset was recorded. This asset comprises R$ 204 related to tax claims (R$ 32,380 as of December 31, 2024), R$ 210 to civil claims (R$ 220 as of December 31, 2024), and R$ 3,606 to labor claims (R$ 3,545 as of December 31, 2024).

Additionally, due to a business combination, on December 1, 2017, a provision of R$ 198,900 was recorded relating to contingent liabilities and an indemnification asset in the same amount was recognized. The balance of this asset totaled R$ 88,503 as of December 31, 2025 (R$ 89,952 as of December 31, 2024). The amounts of provisions and contingent liabilities related to the business combination and the liability of the shareholder Chevron will be fully reimbursed to subsidiary Iconic in the event of losses without the need to recognize an allowance for expected credit losses.

19. Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 6,411,244 shares of the Company.

On February 28, 2024, August 7, 2024, February 26, 2025 and August 13, 2025, the Board of Directors confirmed the issuance of 191,778, 35,235, 67,679 and 342,691, respectively, common shares within the authorized capital limit provided by article 6 of the Company’s Bylaws, due to the partial exercise of the rights conferred by the subscription warrants.

As set out in the association agreement between the Company and Extrafarma of January 31, 2014 and due to the unfavorable decisions on some lawsuits with triggering events prior to January 31, 2014, 792,065 shares linked to the subscription warrants – indemnification were canceled and not issued. As of December 31, 2025, R$ 14,317 was recorded as financial expense (financial income of R$ 31,657 as of December 31, 2024) due to the update of subscription warrants, and 2,579,497 shares linked to subscription warrants – indemnification remain retained, which may be issued or canceled depending on whether the final decisions on the lawsuits will be favorable or unfavorable, being the maximum number of shares that can be issued in the future, totaling R$ 53,911 (R$ 47,745 as of December 31, 2024).

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

20. Equity

a. Share capital

As of December 31, 2025, the subscribed and paid-up capital consists of 1,115,849,873 common shares with no par value (1,115,439,503 as of December 31, 2024), and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings. The total amount of the capital as of December 31, 2025 is R$ 7,987,100 (R$ 6,621,752 as of December 31, 2024).

On August 13, 2025, the Board of Directors confirmed the issuance of 342,691 common shares within the authorized capital limit provided by art. 6 of the Company's Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company at the time of the merger of all Extrafarma shares into the Company, approved by the Company’s Extraordinary General Meeting held on January 31, 2014.

On April 16, 2025 the Ordinary General Meeting approved the increase in the Company's capital in the total amount of R$ 1,365,348, without the issuance of shares, through the incorporation into the share capital of part of the amounts recorded in the statutory reserve for investments.

On February 26, 2025, the Board of Directors confirmed the issuance of 67,679 common shares within the authorized capital limit provided by art. 6 of the Company's Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company at the time of the merger of all Extrafarma shares into the Company, approved by the Company’s Extraordinary General Meeting held on January 31, 2014.

The price of the Company-issued shares on B3 as of December 31, 2025 was R$ 20.90 (R$ 15.88 as of December 31, 2024).

As of December 31, 2025, there were 70,252,989 common shares outstanding abroad in the form of ADRs (65,757,889 shares as of December 31, 2024).

b. Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury (see Note 8.d). As of December 31, 2025, the balance of treasury shares granted with right of use was 18,601,046 common shares (14,083,439 as of December 31, 2024).

c. Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Resolutions 2/20 and 77/22.

On November 28, 2024, the Company's Board of Directors approved a buyback program of shares issued by the Company, effective for twelve months starting on December 2, 2024 and limited to a maximum of 25,000,000 common shares, which was completed on July 29, 2025. In 2024, 8,900,000 shares were acquired at an average cost of R$ 16.74 per share and, in 2025, 16,100,000 shares were acquired at an average cost of R$ 16.58 per share.

As of December 31, 2025, the balance was R$ 822,526 (R$ 596,400 as of December 31, 2024) and 28,542,005 common shares (19,283,471 as of December 31, 2024) were held unrestricted in the Company's treasury, acquired at an average cost of R$ 17.45 per share.

12/31/2025
Balance of unrestricted shares held in treasury	28,542,005
Balance of treasury shares granted with right of use	18,601,046
Total balance of treasury shares as of December 31, 2025	47,143,051

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

d. Capital reserve

The capital reserve reflects the gain or loss on the disposal of shares for concession of usufruct to executives of the Company's subsidiaries, when the plan is finalized, as mentioned in Note 8.d., because of the association with Extrafarma in 2014, the Company recognized an increase in the capital reserve in the amount of R$ 498,812, due to the difference between the value attributed to share capital and the market value of the Ultrapar shares on the date of issuance, less R$ 2,260 related to the costs for the issuance of these shares. Additionally, on February 28, 2024, August 7, 2024, February 26, 2025 and August 13, 2025, there was an increase in the reserve in the amounts of R$ 5,631, R$ 821, R$ 1,126 and R$ 6,737, respectively, due to the partial exercise of the subscription warrants – indemnification (see Note 19).

e. Revaluation reserve

The revaluation reserve, recognized prior to the adoption of the international accounting standards (CPC / IFRS Accounting Standards) instituted by Law 11,638/07 (“Brazilian Corporate Law”), reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

f. Profit reserves

f.1 Legal reserve

Under Brazilian Corporate Law the Company is required to allocate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of share capital. As of December 31, 2025, the legal reserve totaled R$ 362,819 (R$ 240,127 as of December 31, 2024). This reserve may be used to increase capital or to absorb losses but may not be distributed as dividends.

f.2 Investments statutory reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 54 of the Bylaws, this reserve is aimed to protect the integrity of the Company’s assets and to supplement its share capital, in order to allow new investments to be made. As provided for in its bylaws, the Company may allocate up to 75% of the annual net income, after deducting the legal reserve, to the investments reserve, up to the limit of 100% of the share capital.

The investments reserve is free of distribution restrictions and totaled R$ 7,299,584 as of December 31, 2025 (R$ 7,746,973 as of December 31, 2024).

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

g. Accumulated other comprehensive income

(i)	Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in equity as “Accumulated other comprehensive income”. Gains and losses are reclassified to initial cost of non-financial assets recognized in the statement of income at the moment of paid-off of the hedge instrument.
(ii)	The variation in exchange rates on assets, liabilities and profit or loss of foreign associates with a functional currency different from the functional currency of the Company and its own management is recognized directly in equity. This cumulative effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.
(iii)	Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in equity under the heading “Accumulated other comprehensive income”. Gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.
(iv)	The Company also recognizes in this line item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

Balance and changes in Accumulated other comprehensive income of the Company are as follows:

	Fair value of cash flow hedging instruments (i)	Fair value of financial investments (ii)	Cumulative translation adjustments of associates	Actuarial gain/(loss) of post-employment benefits (iii)	Non-controlling shareholders interest change (iv)	Others	Total
As of December 31, 2023	(7,684)	‐	‐	(36,608)	197,369	1,031	154,108
Changes in fair value of financial instruments	12,186	‐	‐	‐	‐	52	12,238
IRPJ and CSLL on fair value	(3,691)	‐	‐	‐	‐	‐	(3,691)
Actuarial gains of own and subsidiaries’ post-employment benefits	‐	‐	‐	24,587	‐	‐	24,587
IRPJ and CSLL on actuarial gains	‐	‐	‐	(9,164)	‐	‐	(9,164)
Currency translation adjustment of foreign associates	‐	‐	36,134	‐	‐	‐	36,134
As of December 31, 2024	811	‐	36,134	(21,185)	197,369	1,083	214,212
Changes in fair value of financial instruments	66,843	‐	‐	‐	‐	(1,317)	65,526
Actuarial gains of own and subsidiaries’ post-employment benefits	‐	‐	‐	253	‐	‐	253
IRPJ and CSLL on actuarial gains	‐	‐	‐	843	‐	‐	843
Currency translation adjustment of foreign associates	‐	‐	(57,479)	‐	‐	‐	(57,479)
As of December 31, 2025	67,654	‐	(21,345)	(20,089)	197,369	(234)	223,355

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

h. Allocation of income for the year

On February 26, 2025, the Board of Directors approved the distribution of dividends for the year 2024 in the amount of R$ 493,301 (R$ 0.45 per share), paid on March 14, 2025, without remuneration or monetary variation. Of this amount, R$ 285,180 (R$0.26 per share) refer to minimum mandatory dividends and R$ 208,121 (R$0.19 per share) to additional dividends to the minimum mandatory dividends. The distribution of dividends was ratified by the shareholders at the Ordinary and Extraordinary General Meeting on April 16, 2025.

On August 13, 2025, the Board of Directors approved the distribution of interim dividends in the amount of R$ 326,005 (R$ 0.30 per share), paid as from August 29, 2025, without remuneration or monetary variation. On December 1, 2025, the Board of Directors approved the distribution of interim dividends in the amount of R$ 1,087,308 (R$ 1.00 per share), paid as from December 16, 2025, without remuneration or monetary variation. Of the total dividends distributed for the year 2025, R$ 582,790 refer to minimum mandatory dividends and R$ 830,523 refer to additional dividends to the minimum mandatory dividends.

The management's proposal for the allocation of net income for 2025 and for distribution of dividends is as follows:

Allocation of net income	12/31/2025
Net income for the year attributable to shareholders of Ultrapar	2,453,853
Legal reserve (5% of the net income)	(122,692)
Adjusted net income (basis for dividends)	2,331,161

Minimum mandatory dividends for the year (25% of the adjusted net income)	582,790
Interim dividends already distributed (R$ 0.30 per share)	(326,005)
Interim dividends already distributed (R$ 1.00 per share)	(1,087,308)
Additional dividends to the minimum mandatory dividends	830,523

Allocation of dividends
Minimum mandatory dividends for the year (25% of the adjusted net income)	582,790
Additional dividends to the minimum mandatory dividends	830,523
Total amount of dividends distributed	1,413,313

Allocation of net income
Legal reserve (5% of the net income)	122,692
Statutory reserve	917,848
Minimum mandatory dividends for the year (25% of the adjusted net income)	582,790
Additional dividends to the minimum mandatory dividends	830,523
Total distribution of net income for the year attributable to shareholders of Ultrapar	2,453,853

Changes in dividends payable are as follows:

	Parent	Consolidated
Balance as of December 31, 2023	314,418	334,641
Dividends payable	695,182	829,857
Dividends prescribed	(3,369)	(3,369)
Payments	(713,066)	(833,658)
Balance as of December 31, 2024	293,165	327,471
Provisions	1,621,434	1,867,734
Payments	(1,892,861)	(2,172,132)
Balance as of December 31, 2025	21,738	23,073

67

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

21. Net revenue from sales and services (Consolidated)

Accounting policy

Revenues from sales and services rendered under contracts with customers are recognized on the accrual basis when, or as, performance obligations are satisfied by transferring the control of a promised good or service to a customer in such a way that the customer obtains substantially all rewards generated, according to the obligations of each transaction, and when it is highly probable that the Company and its subsidiaries will receive the consideration in exchange for the transferred goods or services.

The Company and its subsidiaries recognize revenue under the 5-step model, in accordance with IFRS 15/CPC 47:  (1) identification of contracts with customers; (2) identification of the performance obligations; (3) determination of the transaction price; (4) allocation of the transaction price to performance obligations under the contracts, and (5) revenue recognition when (or as) the performance obligation is satisfied and the control of the goods and services is transferred to the customer.

Revenue is measured and stated at the fair value of the consideration to which the Company and its subsidiaries expect to be entitled to, less returns, discounts, rebates, sales taxes, amortization of assets from contracts with customers, and other deductions, if applicable.  The Company’s subsidiaries do not have obligations for return or refund in their contracts with customers and do not have significant financing component that directly impacts the determination of the expected consideration.

	12/31/2025	12/31/2024
Sales revenue:
Merchandise	143,236,454	137,047,316
Services rendered and others	3,459,179	1,814,590
Electricity (1)	770,149	195,438
Sales returns, rebates and discounts	(1,063,429)	(1,122,338)
Amortization of contract assets	(469,766)	(555,083)
	145,932,587	137,379,923

Taxes on sales	(3,563,047)	(3,881,010)

Net revenue	142,369,540	133,498,913

(1)	Refers to revenue from the sale of electricity of subsidiary Ultragaz Comercializadora, acquired by Ultragaz in 2024. For further information, see Note 28.c.

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Notes to the financial statements
For the year ended December 31, 2025

22. Costs, expenses and other operating results by nature

The Company presents its results by nature in the consolidated statement of income and details below its costs, expenses and other operating results by nature:

	Parent		Consolidated
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Raw materials and materials for use and consumption	‐	‐	(129,898,055)	(121,796,193)
Personnel expenses	(286,023)	(248,179)	(2,863,673)	(2,591,309)
Freight and storage	‐	‐	(1,200,420)	(1,276,230)
Depreciation and amortization	(14,491)	(15,808)	(1,219,034)	(900,673)
Services provided by third parties	(87,827)	(74,375)	(947,407)	(794,155)
Purchase of electricity (a)	‐	-	(654,289)	(171,183)
Decarbonization obligation (b)	‐	-	(370,823)	(584,371)
Amortization of right-of-use assets	(2,955)	(2,864)	(367,129)	(312,060)
Advertising and marketing	(2,341)	(1,779)	(231,779)	(221,344)
Bonuses and commissions	-	-	(159,200)	(122,436)
Taxes and fees	(395)	(283)	(128,071)	(60,411)
Other expenses and income, net (c)	25,256	(6,625)	616,538	232,741
Shared Services Center/Holding expenses	371,248	319,422	‐	‐

Total	2,472	(30,491)	(137,423,342)	(128,597,624)

Classified as:
Cost of products and services sold	‐	‐	(133,010,699)	(123,811,893)
Selling and marketing	‐	‐	(2,517,894)	(2,499,547)
General and administrative	(53,165)	(48,834)	(2,249,413)	(1,872,092)
Other operating income (expenses), net (c)	55,637	18,343	354,664	(414,092)

Total	2,472	(30,491)	(137,423,342)	(128,597,624)

(a)	Refers to the purchase of electricity of subsidiary Ultragaz Comercializadora, acquired by Ultragaz in 2024. For further information, see Note 28.c.
(b)	Refers to the obligation established by the RenovaBio program to meet decarbonization targets for the gas and oil sector. The amounts are presented in Other operating income (expenses), net.
(c)	Include extemporaneous credits recognized in the year of R$ 672,572, see Note 7.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

23. Financial result

	Parent		Consolidated
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Financial income:
Interest on financial investments	39,334	25,470	731,698	514,460
Interest from customers	‐	‐	168,348	173,184
Update of subscription warrants (see Note 19)	‐	31,657	‐	31,657
Selic interest on PIS/COFINS credits (a)	‐	3	636,946	57,839
Other finance income	6,464	11,739	43,850	103,934
	45,798	68,869	1,580,842	881,074
Financial expenses:
Interest on loans, financing and financial instruments	(2,704)	(911)	(2,254,249)	(1,235,748)
Interest on leases payable	(677)	(788)	(153,247)	(133,767)
Update of subscription warrants (see Note 19)	(14,317)	‐	(14,317)	‐
Bank charges, financial transactions tax, and other taxes	(566)	(12,744)	(151,987)	(151,518)
Foreign exchange variations, net of gain (loss) on derivative financial instruments	-	1,624	(81,131)	(280,861)
Update of provisions and other expenses	(1,571)	(8,140)	(93,265)	(11,114)
	(19,835)	(20,959)	(2,748,196)	(1,813,008)
Total	25,963	47,910	(1,167,354)	(931,934)

(a)	Include the result of financial income arising from extemporaneous credits recognized in the year of R$ 480,318, see Note 7.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

24. Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a stock plan and subscription warrants, as mentioned in Notes 8.d and 19, respectively.

	01/01/2025 to 12/31/2025
	Continuing Operations	Discontinued Operations	Total	01/01/2024 to 12/31/2024
Basic earnings per share

Net income for the year of the Company	2,575,006	(121,153)	2,453,853	2,362,740
Weighted average number of shares outstanding (in thousands)	1,071,727	1,071,727	1,071,727	1,102,130
Basic earnings per share - R$	2.4027	(0.1130)	2.2896	2.1438

Diluted earnings per share

Net income for the year of the Company	2,575,006	(121,153)	2,453,853	2,362,740
Weighted average number of outstanding shares (in thousands), including dilution effects	1,095,126	1,095,126	1,095,126	1,117,595
Diluted earnings per share - R$	2.3513	(0.1106)	2.2407	2.1141

Weighted average number of shares (in thousands)

Weighted average number of shares for basic earnings per share	‐	‐	1,071,727	1,102,130
Dilution effect
Subscription warrants	‐	‐	2,816	3,051
Stock plan	‐	‐	20,583	12,414

Weighted average number of shares for diluted earnings per share	‐	‐	1,095,126	1,117,595

Earnings per share were adjusted retrospectively by the issuance of 3,266,694 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in Note 19.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

25. Segment information

The segments shown in these financial statements are strategic business units supplying different products and services. Intersegment sales are made considering the conditions negotiated between the parties.

The main segments are presented in the table below:

Segment	Main activities
Ultragaz

Distribution of liquefied petroleum gas (LPG) in the segments: bulk, comprising condominiums, trade, services, industries and agribusiness; and bottled, mainly comprising residential consumers. To expand the offer of energy solutions to its customers, the company also operates in the segments of renewable energy solutions and compressed natural gas.

Ipiranga

Distribution and sale of oil-related products, biofuels and similar products (gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants) to service stations that operate under the Ipiranga brand throughout Brazil and to major consumers and carrier-reseller-retailer (TRRs), as well as in the convenience stores and automotive services segments.

Ultracargo	Operates in specialized liquid bulk storage solutions in the main logistics centers of Brazil.
Hidrovias (1)	Operations in logistics solutions and waterway and multimodal infrastructure, in Brazil and abroad.

(1)	As of May 2025, through the acquisition of control according to Note 28.b, the Company began to report Hidrovias as a new operating segment.

a. Geographic area information

The subsidiaries generate revenue from operations in Brazil, as well as from exports of products and services to foreign customers, as disclosed below:

	12/31/2025	12/31/2024
Net revenue from sales and services:
Brazil	139,822,732	132,311,614
Europe	267,352	50,717
United States of America and Canada	729,467	681,136
Other Latin American countries	527,285	202,949
Oceania	768,434	‐
Others	254,270	252,497
Total	142,369,540	133,498,913

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

b. Financial information related to segments

The main financial information of each of the continuing operations of the Company’s segments is as follows.

12/31/2025
Profit or loss	Ipiranga	Ultragaz	Ultracargo	Hidrovias (3)	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	127,632,935	12,313,710	1,020,908	1,562,214	9,081	142,538,848	(169,308)	142,369,540
Transactions with third parties	127,632,761	12,312,469	861,193	1,562,214	903	142,369,540	‐	142,369,540
Intersegment transactions	174	1,241	159,715	‐	8,178	169,308	(169,308)	‐
Cost of products and services sold	(121,937,313)	(9,838,452)	(443,085)	(951,780)	‐	(133,170,630)	159,931	(133,010,699)
Gross profit	5,695,622	2,475,258	577,823	610,434	9,081	9,368,218	(9,377)	9,358,841
Operating income (expenses)
Selling and marketing	(1,878,042)	(635,926)	(9,148)	(1,777)	‐	(2,524,893)	6,999	(2,517,894)
General and administrative	(1,146,699)	(417,749)	(157,428)	(265,500)	(269,664)	(2,257,040)	7,627	(2,249,413)
Gain (loss) on disposal of assets	141,782	(62,924)	(465)	21,088	89	99,570	‐	99,570
Other operating income (expenses), net	340,822	15,279	6,963	(60,278)	51,878	354,664	‐	354,664
Operating income (loss)	3,153,485	1,373,938	417,745	303,967	(208,616)	5,040,519	5,249	5,045,768
Share of profit (loss) of subsidiaries, joint ventures and associates	(12,066)	514	2,840	(69,646)	(77,641)	(155,999)	‐	(155,999)
Amortization of fair value adjustments on associates acquisition	‐	‐	(1,611)	‐	‐	(1,611)	‐	(1,611)
Gain on acquisition of control of associate	‐	‐	‐	91,105	‐	91,105	‐	91,105
Total share of profit (loss) of subsidiaries, joint ventures and associates	(12,066)	514	1,229	21,459	(77,641)	(66,505)	‐	(66,505)

Income (loss) before financial result and income and social contribution taxes	3,141,419	1,374,452	418,974	325,426	(286,257)	4,974,014	5,249	4,979,263

Depreciation and amortization (a)	450,684	333,568	130,889	274,928	17,905	1,207,974	(5,906)	1,202,068
Amortization of contractual assets with customers - exclusivity rights	469,765	1	‐	‐	‐	469,766	‐	469,766
Amortization of right-of-use assets	214,700	84,473	33,574	31,429	2,953	367,129	‐	367,129
Amortization of fair value adjustments on associates acquisition	‐	‐	1,611	‐	‐	1,611	‐	1,611
Total depreciation and amortization	1,135,149	418,042	166,074	306,357	20,858	2,046,480	(5,906)	2,040,574

(a)	The amount is net of PIS and COFINS on depreciation in the amount of R$ 16,967.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

12/31/2024
Profit or loss	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	121,336,232	11,288,418	1,075,558	8,691	133,708,899	(209,986)	133,498,913
Transactions with third parties	121,335,586	11,287,337	875,997	(7)	133,498,913	‐	133,498,913
Intersegment transactions	646	1,081	199,561	8,698	209,986	(209,986)	‐

Cost of products and services sold	(114,730,458)	(8,895,244)	(386,568)	‐	(124,012,270)	200,377	(123,811,893)

Gross profit	6,605,774	2,393,174	688,990	8,691	9,696,629	(9,609)	9,687,020

Operating income (expenses)
Selling and marketing	(1,886,281)	(606,609)	(10,723)	(11)	(2,503,624)	4,077	(2,499,547)
General and administrative	(1,132,913)	(344,060)	(176,687)	(230,068)	(1,883,728)	11,636	(1,872,092)
Gain (loss) on disposal of assets	167,657	4,134	(24)	70	171,837	‐	171,837
Other operating income (expenses), net	(512,714)	82,552	13,692	2,378	(414,092)	‐	(414,092)

Operating income (loss)	3,241,523	1,529,191	515,248	(218,940)	5,067,022	6,104	5,073,126

Share of profit (loss) of subsidiaries, joint ventures and associates	(8,654)	578	3,433	(122,539)	(127,182)	‐	(127,182)
Amortization of fair value adjustments on associates acquisition	‐	‐	(2,493)	‐	(2,493)	‐	(2,493)
Total share of profit (loss) of subsidiaries, joint ventures and associates	(8,654)	578	940	(122,539)	(129,675)	‐	(129,675)

Income (loss) before financial result and income and social contribution taxes	3,232,869	1,529,769	516,188	(341,479)	4,937,347	6,104	4,943,451

Depreciation and amortization (a)	444,924	284,153	118,559	19,451	867,087	(5,953)	861,134
Amortization of contractual assets with customers - exclusivity rights	553,840	1,243	‐	‐	555,083	‐	555,083
Amortization of right-of-use assets	213,092	66,081	29,998	2,889	312,060	‐	312,060
Amortization of fair value adjustments on associates acquisition	‐	‐	2,493	‐	2,493	‐	2,493
Total depreciation and amortization	1,211,856	351,477	151,050	22,340	1,736,723	(5,953)	1,730,770

(a)	The amount is net of PIS and COFINS on depreciation in the amount of R$ 39,539.
(1)	Includes in the line “General and administrative and Revenue from sale of goods” the amount of R$ 209,697 in 2025 (R$ 172,242 in 2024) of expenses related to Ultrapar's holding structure.
(2)	The “Others” column refers to the parent Ultrapar and subsidiaries Imaven, Ultrapar International, UVC Investimentos, Eaí Clube Automobilista and share of profit (loss) of joint venture RPR and of Hidrovias while associate.
(3)

The “Hidrovias” segment is composed of Hidrovias (HBSA3), which became consolidated in May 2025, and its parent company Ultra Logística, direct subsidiary of Ultrapar, and therefore, the reported numbers may contain differences with the numbers reported by Hidrovias (HBSA3).

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

c. Assets by segment

12/31/2025
Assets	Ipiranga	Ultragaz	Ultracargo	Hidrovias (1)	Others (2)	Subtotal Segments	Total
Investments	102,837	4,092	238,607	135,973	39,872	521,381	521,381
Property, plant and equipment	3,428,819	1,667,025	2,596,271	4,340,526	134,456	12,167,097	12,167,097
Intangible assets	1,277,871	274,971	286,219	1,201,198	276,219	3,316,478	3,316,478
Right-of-use assets	826,598	187,116	620,628	288,733	5,619	1,928,694	1,928,694
Other current and non-current assets	21,191,237	3,563,356	447,929	2,351,670	3,861,152	31,415,344	31,415,344
Total assets (excluding intersegment transactions)	26,827,362	5,696,560	4,189,654	8,318,100	4,317,318	49,348,994	49,348,994

12/31/2024
Assets	Ipiranga	Ultragaz	Ultracargo	Others (2)	Subtotal Segments	Total
Investments	146,450	1,042	216,134	1,785,007	2,148,633	2,148,633
Property, plant and equipment	3,282,469	1,566,376	2,157,663	129,458	7,135,966	7,135,966
Intangible assets	1,017,405	333,652	283,598	273,675	1,908,330	1,908,330
Right-of-use assets	911,783	152,024	599,853	7,664	1,671,324	1,671,324
Other current and non-current assets	20,944,583	2,156,708	393,368	3,199,162	26,693,821	26,693,821
Total assets (excluding intersegment transactions)	26,302,690	4,209,802	3,650,616	5,394,966	39,558,074	39,558,074

(1)	The “Hidrovias” column is composed of Hidrovias and its parent company Ultra Logística, a direct subsidiary of Ultrapar, which is not part of Hidrovias segment, and therefore, the reported numbers may contain differences with the numbers reported by Hidrovias.
(2)	The “Others” column refers to the parent Ultrapar and subsidiaries Imaven, Ultrapar International, UVC Investimentos, Eaí Clube Automobilista and share of profit (loss) of joint venture RPR.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

26. Financial instruments (Consolidated)

Accounting policy

Financial instruments are classified and measured as follows:

• Amortized cost: financial instruments held in order to collect and comply with contractual cash flows, solely principal and interest. Interest earned, losses and foreign exchange variations are recognized in profit or loss and balances are stated at amortized cost using the effective interest rate method.

• Measured at fair value through other comprehensive income: financial instruments contracted for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and interest earned, losses and foreign exchange variations are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus interest earned and foreign exchange variations are recognized in equity under “Accumulated other comprehensive income”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement.

• Measured at fair value through profit or loss: financial instruments that were not classified as amortized cost or as measured at fair value through other comprehensive income. Balances are stated at fair value. Interest earned, foreign exchange variations and changes in fair value are recognized in profit or loss. Investment funds and derivatives are classified as measured at fair value through profit or loss.

The Company and its subsidiaries use financial instruments for hedging purposes, applying the following concepts:

• Hedge accounting – fair value hedge: financial instrument used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect profit or loss.

• Hedge accounting – cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect profit or loss.

• Hedge accounting – hedge of investments in foreign operations: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company.

Classes and categories of financial instruments and their fair values

The balances of financial instrument assets and liabilities and the measurement criteria are presented in accordance with the following categories:

(a)	Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;
(b)	Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
(c)	Level 3 - inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

		Level	Carrying value		Carrying value	Fair value
12/31/2025	Note		Measured at fair value through profit or loss	Measured at amortized cost	Total
Financial assets:
Cash and cash equivalents
Cash and banks	4.a		‐	842,295	842,295	842,295
Securities and funds in local currency	4.a	Level 2	515,456	1,107,452	1,622,908	1,622,908
Securities and funds in foreign currency	4.a		‐	709,922	709,922	709,922
Financial investments
Securities and funds in local currency	4.b	Level 2	3,188,963	122,622	3,311,585	3,311,585
Securities and funds in foreign currency	4.b		‐	2,921,770	2,921,770	2,921,770
Derivative financial instruments
Financial	26.f	Level 2	777,064	‐	777,064	777,064
Operational	26.f	Level 2	123,253	‐	123,253	123,253
Energy trading futures contracts	26.h	Level 2	1,095,362	‐	1,095,362	1,095,362
Trade receivables	5.a		‐	4,089,708	4,089,708	4,089,708
Reseller financing	5.a		‐	1,508,373	1,508,373	1,508,373
Related parties	8		‐	105,196	105,196	105,196
Other receivables and other assets			‐	469,109	469,109	469,109

Total			5,700,098	11,876,447	17,576,545	17,576,545

Financial liabilities:
Financing and debentures	15.a	Level 2	9,713,213	10,380,048	20,093,261	20,020,048
Derivative financial instruments
Financial	26.f	Level 2	501,148	‐	501,148	501,148
Operational	26.f	Level 2	79,767	‐	79,767	79,767
Energy trading futures contracts	26.h	Level 2	734,873	‐	734,873	734,873
Trade payables	16.a		‐	4,643,344	4,643,344	4,643,344
Trade payables - reverse factoring			-	3,785	3,785	3,785
Subscription warrants – indemnification	19	Level 1	53,911	‐	53,911	53,911
Financial liabilities of customers			‐	74,326	74,326	74,326
Contingent consideration			‐	74,760	74,760	74,760
Related parties	8		‐	2,875	2,875	2,875
Other payables			‐	957,148	957,148	957,148
Total			11,082,912	16,136,286	27,219,198	27,145,985

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

		Level	Carrying value		Carrying value	Fair value
12/31/2024	Note		Measured at fair value through profit or loss	Measured at amortized cost	Total
Financial assets:
Cash and cash equivalents
Cash and banks	4.a		‐	405,840	405,840	405,840
Securities and funds in local currency	4.a		‐	1,286,152	1,286,152	1,286,152
Securities and funds in foreign currency	4.a		‐	379,601	379,601	379,601
Financial investments
Securities and funds in local currency	4.b	Level 2	2,271,979	‐	2,271,979	2,271,979
Securities and funds in foreign currency	4.b		‐	2,854,126	2,854,126	2,854,126
Derivative financial instruments
Financial	26.f	Level 2	825,783	‐	825,783	825,783
Operational	26.f	Level 2	8,203	‐	8,203	8,203
Energy trading futures contracts	26.h	Level 2	404,695	‐	404,695	404,695
Trade receivables	5.a		‐	3,913,004	3,913,004	3,913,004
Reseller financing	5.a		‐	1,404,883	1,404,883	1,404,883
Related parties	8		‐	416	416	416
Other receivables and other assets	-		‐	386,853	386,853	386,853
Total			3,510,660	10,630,875	14,141,535	14,141,535

Financial liabilities:
Financing and debentures	15.a	Level 2	5,553,796	8,306,714	13,860,510	13,600,251
Derivative financial instruments
Financial	26.f	Level 2	419,842	‐	419,842	419,842
Operational	26.f	Level 2	21,758	‐	21,758	21,758
Energy trading futures contracts	26.h	Level 2	114,776	‐	114,776	114,776
Trade payables	16.a	-	-	3,518,385	3,518,385	3,518,385
Trade payables - reverse factoring	16.b	-	‐	1,014,504	1,014,504	1,014,504
Subscription warrants – indemnification	19	Level 1	47,745	‐	47,745	47,745
Financial liabilities of customers	-	-	‐	180,225	180,225	180,225
Contingent consideration	28.a	-	42,186	52,988	95,174	95,174
Other payables	-	-	‐	171,520	171,520	171,520
Total			6,200,103	13,244,336	19,444,439	19,184,180

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

The fair value of financial instruments measured at Level 2 is described below:

Securities and funds in local currency: Estimated at the fund unit value as of the date of the financial statements, which corresponds to their fair value.

Derivative instruments: Estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on the closing date.

Energy trading futures contracts: The fair value considers: (i) the prices established in recent purchases and sales; and (ii) the market price projected in the availability period. Whenever the fair value at initial recognition differs from the transaction price for these contracts, a gain or loss is recognized.

Financing and debentures: Estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on the closing date. The fair value calculation of notes in the foreign market used the quoted price in the market.

Financial risk management

The Company and its subsidiaries are exposed to strategic/operational risks and economic/financial risks. Operational/strategic risks (including demand behavior, competition, technological innovation, and material changes in the industry) are addressed by the Company’s management model.

Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as commodities prices, exchange and interest rates, as well as the characteristics of the financial instruments used and their counterparties. These risks are managed through specific strategies and control policies.

The Company has a financial risk policy approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit.

The Financial Risk Committee is responsible for monitoring the compliance with the Policy and deciding on any cases of non-compliance. The Audit and Risk Committee (“CAR”) advises the Board of Directors in the efficiency of controls and in the review of the Risk Management Policy. The Risk, Integrity and Audit Director monitors the compliance with the Policy and reports to CAR and the Board of Directors the exposure to the risks and any cases of non-compliance with the Policy.

The Company and its subsidiaries are exposed to the following risks, which are mitigated and managed using specific financial instruments:

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

Risks	Exposure origin	Management
Market risk - exchange rate	Possibility of losses resulting from exposures to exchange rates other than the functional presentation currency, which may be of a financial or operational origin.	Seek exchange rate neutrality, using hedging instruments if applicable.
Market risk - interest rate	Possibility of losses resulting from the contracting of fixed-rate financial assets or liabilities.	Maintain most of the net financial exposure indexed to floating rates, linked to the basic interest rate.
Market risk - commodity prices	Possibility of losses resulting from changes in the prices of the main raw materials or products sold by the Company and their effects on profit or loss, statement of financial position and cash flow.	Hedging instruments, if applicable.
Credit risk	Possibility of losses associated with the counterparty's failure to comply with financial obligations due to insolvency issues or deterioration in risk classification.	Diversification and monitoring of counterparty’s solvency and liquidity indicators.
Liquidity risk	Possibility of inability to honor obligations, including guarantees, and incurring losses.	For cash management: financial investments liquidity. For debt management: seek the combination of better terms and costs, by monitoring the ratio of average debt term to financial leverage.

a. Market risk - exchange and interest rates

Currency risk management is guided by neutrality of currency exposures and considers the risks associated to changes in exchange rates. The Company considers as its main exposure the assets and liabilities in foreign currency.

The Company and its subsidiaries use foreign exchange hedging instruments to protect their assets, liabilities, receipts, disbursements and investments in foreign currencies. These instruments aim to reduce the effects of foreign exchange variations, within the exposure limits of its Policy.

As to the interest rate risk, the Company and its subsidiaries raise and invest funds mainly linked to the DI. The Company seeks to maintain most of its financial assets and liabilities with floating interest rates, adopting instruments that hedge against the risk of changes in interest rates.

The assets and liabilities exposed to foreign currency, translated to Reais, and/or exposed to floating interest rates are shown below:

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

			Exchange rate			Interest rate
	Note	Currency	12/31/2025	12/31/2024	Currency	12/31/2025	12/31/2024
Assets
Cash, cash equivalents, and financial investments	4.a	USD	4,041,383	3,428,520	DI	3,149,064	3,558,131
Trade receivables, net of allowance for expected credit losses	5.a	USD	136,800	27,393	-	‐	‐
Imports in progress	6	BRL/ USD	‐	93,821	-	‐	‐
Other assets in foreign currency	-	USD	35,366	21,028	-	‐	‐
			4,213,549	3,570,762		3,149,064	3,558,131
Liabilities
Loans, financing and debentures (1)	15.a	USD/ EUR/ JPY	(9,953,946)	(6,681,657)	DI	(5,210,374)	(3,515,010)
Loans – FINEP	15.a		‐	‐	TJLP	(27,249)	(679)
Foreign suppliers (2)	16.a	USD	(1,882,109)	(936,140)	-	‐	‐
Other liabilities in foreign currency	-	USD	(3,049)	(41,298)	‐	‐	‐

			(11,839,104)	(7,659,095)		(5,237,623)	(3,515,689)
Derivative instruments	26.f	USD / EUR / JPY	7,827,902	3,470,855	DI	(11,211,803)	(6,380,131)
			202,347	(617,478)		(13,300,362)	(6,337,689)
Net liability position - equity			318,867	‐		‐	‐
Net liability position - profit or loss			(116,520)	(617,478)		(13,300,362)	(6,337,689)

(1)	Gross transaction costs of R$ 24,546 (R$ 7,807 as of December 31, 2024), discount on notes in the foreign market of R$ 3,355 (R$ 5,246 as of December 31, 2024), and amortization of fair value adjustment of R$ 78,431.

(2)	Net balance of imports in progress in the amount of R$ 172,030 as of December 31, 2025.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

Sensitivity analysis with devaluation of the Real and interest rate increase

	Exchange rate - Real devaluation (i)	Interest rate increase (ii)
Effect on profit or loss	(4,236)	143,643
Effect on equity	11,591	‐
Total	7,355	143,643

(i)	The average U.S. dollar rate of R$ 5.7024 was used for the sensitivity analysis, based on future market curves as of December 31, 2025 on the net position of the Company exposed to the currency risk, simulating the effects of devaluation of the Real on profit or loss. The closing rate considered was R$ 5.5024. The table above shows the effects of the exchange rate changes on the net asset position of R$ 202,347 (or US$ 36,774 using the closing rate) in foreign currency as of December 31, 2025.
(ii)

For the probable scenario presented, the Company used as a base scenario the market curves affected by the Interbank Deposit (DI) rate and the Long-Term Interest Rate (TJLP). The sensitivity analysis shows the incremental expenses and income that would be recognized in financial result, if the market curves of floating interest at the base date were applied to the average balances of the current year. The annual base rate used was 14.90% and the sensitivity rate was 13.82% according to reference rates made available by B3.

b. Market risk - commodity prices

The Company and its subsidiaries are exposed to commodity price risk, mainly in relation to diesel and gasoline, affected by macroeconomic and geopolitical factors.

The foreign exchange derivative instruments and commodities designated as fair value hedge are concentrated in subsidiary IPP. The objective is to convert the cost of the imported product from fixed to variable until fuel blending, aligning it to the sales price. IPP uses over-the-counter derivatives for this hedge operation, aligning them with the value of the inventories of imported product.

To mitigate this risk, the Company continuously monitors the market and uses hedge operations with derivative contracts, traded on the stock exchange and the over-the-counter market.

Derivative	Fair value (R$ thousand)		Possible scenario (∆ of 10% - R$ thousand)
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Commodity forward	51,189	(7,707)	(1,811)	(12,430)

(1)	The table above shows the positions of derivative financial instruments to hedge commodity price risk as of December 31, 2025 and December 31, 2024, in addition to a sensitivity analysis considering a valuation of 10% of the closing price for each year. For further information, see Note 26.

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Notes to the financial statements
For the year ended December 31, 2025

c. Credit risk

Credit risk is related to the possibility of non-compliance with a commitment by a counterparty in a transaction. Credit risk is managed strategically and arises from cash equivalents, financial investments, derivative financial instruments and trade receivables, among others.

c.1 Financial institutions and government

The credit risk of financial institutions and governments related to cash and cash equivalents, financial investments and derivative financial instruments as of December 31, 2025, by counterparty rating, is summarized below:

	Fair value
Counterparty credit rating	12/31/2025	12/31/2024
AAA	9,893,391	7,557,385
AA	353,060	305,686
A	7,855	3,668
Others	54,491	162,338
Total	10,308,797	8,029,077

c.2 Trade receivables

Credit granting is managed in subsidiaries based on policies and criteria specific to each business segment. The process includes credit analysis, the establishment of limits and required guarantees, with approval at predefined approval levels.

The subsidiaries manage credit throughout the customer’s life cycle, with specific processes for monitoring credit risk and renegotiating or executing credit, as applicable.

For further information on the allowance for expected credit losses, see Note 5.b.

d. Liquidity risk

Liquidity risk is the possibility of the Company facing difficulties to comply with its financial obligations, which must be settled with payments or other financial assets.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

The main sources of liquidity of the Company and its subsidiaries arise from:

(i)	cash and financial investments;
(ii)	cash flow generated by its operations; and
(iii)	loans.

The Company and its subsidiaries have sufficient working capital and sources of financing to meet their current needs. As of December 31, 2025, the Company and its subsidiaries had R$ 7,026,883 in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities and leases payable as of December 31, 2025 by the Company and its subsidiaries, listed by maturity. The amounts presented are the contractual undiscounted cash flows, and may differ from the amounts disclosed in the statement of financial position:

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Loans including future contractual interest (1) (2)	5,563,733	11,266,427	5,350,190	4,043,614	26,223,964
Derivative instruments (3)	545,582	447,029	151,734	241,441	1,385,786
Trade payables	4,643,344	‐	‐	‐	4,643,344
Trade payables - reverse factoring	3,785	‐	‐	‐	3,785
Leases payable	483,696	604,451	393,278	1,246,359	2,727,784
Financial liabilities of customers	63,882	14,258	‐	‐	78,140
Other payables	127,228	3,142	‐	‐	130,370
	11,431,250	12,335,307	5,895,202	5,531,414	35,193,173

(1)	The interest on loans was estimated based on the US dollar, Euro at closing and on the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 ad BACEN as of December 31, 2025.
(2)	Includes estimated interest on short-term and long-term loans until the contractually foreseen payment date.
(3)	The derivative instruments were estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of December 31, 2025. In the table above, only the derivative instruments with negative results at the time of settlement were considered.

e. Capital management

The Company manages and optimizes its capital structure based on indicators to ensure business continuity while maximizing return to its shareholders.

Capital structure is comprised of net debt (loans, financing and debentures according to Note 15 and leases payable according to Note 12.b after deduction of cash, cash equivalents and financial investments according to Note 4), and the “financial” derivative financial instruments, assets and liabilities, according to Note 26 Classes and categories of financial instruments and their fair values, and equity.

The Company may change its capital structure according to economic and financial conditions. Moreover, the Company also seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Annually, the Company and its subsidiaries revise their capital structure, evaluating the cost of capital and the risks associated with each class of capital including the leverage ratio analysis, which is determined as the ratio between net debt and equity.

The leverage ratio at the end of the year is as follows:

	Consolidated
	12/31/2025	12/31/2024
Gross debt and lease payable (a)	21,832,894	15,345,662
Cash, cash equivalents, and short-term investments (b)	9,408,480	7,197,699
Financial instruments (c)	275,916	405,941
Net debt = (a) - (b) - (c)	12,148,498	7,742,022
Equity	17,730,617	15,823,444
Net debt-to-equity ratio	68.52%	48.93%

84

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

f. Selection and use of derivative financial instruments

In selecting derivative instruments, the Company considers the estimated rates of return, risks, liquidity, calculation methodology for the carrying and fair values, and the applicable documentation.

Derivative financial instruments are used to hedge identified risks, at amounts that do not exceed 100% of the identified risk. Derivatives are referred to as "derivative instruments" to reflect their restricted function of hedging identified risks.

The table below summarizes the gross balance of the position of derivative instruments contracted as well as of the gains (losses) that affect the equity and the statement of income of the Company and its subsidiaries:

Derivatives designated as hedge accounting
Product	Contracted rates		Maturity	Notional amount (2)	Fair value as of 12/31/2025		Gains (losses) as of 12/31/2025
	Assets	Liabilities		12/31/2025	Assets	Liabilities	Profit or loss	Fair value adjustment of debt
Foreign exchange swap (1)	USD + 4.9%	103.5% DI	Feb/29	USD 459,863	759	(113,093)	(249,486)	44,536
Foreign exchange swap (1)	EUR + 3.0%	104.4% DI	Feb/37	EUR 77,535	15,833	(27,803)	(59,455)	2,035
Foreign exchange swap (1)	JPY + 1.5%	109.4% DI	Mar/25	JPY 12,564,393	‐	‐	(30,066)	(323)
Foreign exchange swap (1)	SOFR + 0.9%	103.5% DI	Feb/29	USD 302,627	2,953	(54,511)	(83,256)	934
Interest rate swap (1)	IPCA + 5.3%	103.8% DI	Oct/35	BRL 2,655,355	367,790	‐	99,994	(141,399)
Interest rate swap (1)	IPCA + 3.0%	69.9% DI	Nov/41	BRL 358,871	3,765	(15,143)	(11,729)	44,373
Interest rate swap (1)	12.8%	104.7% DI	Apr/40	BRL 1,048,881	1,572	(20,605)	18,159	(55,310)
Commodity forward (1)	BRL	Heating Oil/ RBOB	Mar/26	USD 548,628	63,293	(52,819)	13,709	‐
NDF (1)	BRL	USD	Mar/26	USD 206,491	6,986	(14,690)	13,999	‐
				Total - designated	462,951	(298,664)	(288,131)	(105,154)
Derivatives not designated as hedge accounting
Foreign exchange swap	USD	52.5% CDI	Jun/29	USD 300,000	378,422	-	(198,583)	-
Foreign exchange swap	USD + 5.0%	CDI + 1.6%	Feb/31	USD 50,000	‐	(11,798)	(28,124)	‐
Interest rate swap	IPCA + 6.0%	92.4% DI	Oct/28	USD 380,000	2,728	-	(13,575)	‐
NDF	USD	BRL	Mar/26	USD 244,037	3,242	(31,480)	(115,774)	‐
Commodity forward	BRL	Heating Oil/ RBOB	Nov/26	USD 98,504	52,974	(12,259)	5,090	‐
Interest rate swap	USD + 5.3%	CDI - 1.4%	Jun/29	USD 300,000	‐	(226,714)	(26,070)	‐
				Total - not designated	437,366	(282,251)	(377,036)	‐

				Total	900,317	(580,915)	(665,167)	(105,154)
				Current	127,254	(246,064)
				Non-current	773,063	(334,851)

(1)	Derivative financial instruments designated for fair value hedge accounting (see Note 26.g.1).
(2)	Currency as indicated.

85

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

Derivatives designated as hedge accounting
Product	Contracted rates		Maturity	Notional amount (2)	Fair value as of 12/31/2024		Gains (losses) as of 12/31/2024
	Assets	Liabilities		12/31/2024	Assets	Liabilities	Profit or loss	Fair value adjustment of debt
Foreign exchange swap (1)	USD + 3.28%	105.7% DI	Sept/25	USD 206,067	76,649	(3,808)	171,493	5,647
Foreign exchange swap (1)	EUR + 5.16%	109.2% DI	Mar/25	EUR 115,518	76,123	‐	84,875	(1,742)
Foreign exchange swap (1)	JPY + 1.50%	109.4% DI	Mar/25	JPY 12,564,393	‐	(45,826)	47,567	5,294
Foreign exchange swap (1)	SOFR + 1.29%	112.5% DI	Sept/25	USD 4,535	2,114	‐	2,566	(30)
Interest rate swap (1)	IPCA + 5.13%	104.5% DI	Jun/32	BRL 2,660,000	189,156	‐	(345,529)	355,746
Interest rate swap (1)	IPCA + 2.83%	69.5% DI	Nov/41	BRL 151,465	‐	(3,321)	(3,321)	37,511
Interest rate swap (1)	USD + 11.17%	104.3% DI	Jul/27	BRL 525,791	‐	(53,638)	(67,786)	62,628
Commodity forward (1)	USD	Heating Oil/ RBOB	Jan/25	USD 5,753	3,104	(11,869)	(25,309)	‐
NDF (1)	USD	USD	Feb/25	USD 6,853	729	(6,022)	(34,336)	‐
				Total - designated	347,875	(124,484)	(169,780)	465,054
Derivatives not designated as hedge accounting
Foreign exchange swap	USD	52.5% CDI	Jun/29	USD 300,000	465,031	‐	268,734	‐
NDF	USD	BRL	Mar/25	USD 15,425	13,546	(6,501)	42,241	‐
Commodity forward	BRL	Heating Oil/ RBOB	Mar/25	USD 2,422	4,926	(3,867)	53,069	‐
Interest rate swap	USD + 5.25%	CDI -1.4%	Jun/29	USD 300,000	‐	(306,748)	(166,103)	‐
				Total - not designated	483,503	(317,116)	197,941	‐

				Total	831,378	(441,600)	28,161	465,054
				Current	246,084	(74,087)
				Non-current	585,294	(367,513)

(1)	Derivative financial instruments designated for fair value hedge accounting (see Note 26.g.1).
(2)	Currency as indicated.

86

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

g. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

The hedged items and the hedging instruments have a high correspondence, since the contracted instruments have characteristics equivalent to the transactions considered as the hedged item. The Company and its subsidiaries designated a hedge ratio for transactions designated as hedge accounting, since the underlying risks of the hedging instruments correspond to the risks of the hedged items.

The Company and its subsidiaries discontinue the hedge accounting when the hedging instrument is settled, the hedged item ceases to exist or the hedge no longer meets the requirements for hedge accounting due to the absence of an economic relationship between the hedged item and the hedging instrument.

g.1 Fair value hedge

The Company and its subsidiaries use derivative financial instruments such as fair value hedge to mitigate the risk of variations in interest and exchange rates, which affect the amount of contracted debts. As of December 31, 2025, no material ineffectiveness was identified in fair value hedge operations.

g.2 Cash flow hedge

As of December 31, 2025, the Company and its subsidiaries do not have cash flow hedges.

h. Financial instruments (energy trading futures contracts)

The Company’s subsidiaries operate in the Free Contracting Environment (ACL) and have entered into bilateral energy purchase and sale contracts with different market players. Accordingly, they assume short and long-term commitments. As a result of mismatched operations, they assume energy surplus or deficit positions, which are measured at a future market price curve (forward curve). Therefore, the Company designates these contracts as financial instruments, according to IFRS 9/CPC 48, at the beginning of the contract, to include the recording of the correct exposure to the risk of future purchase and sale transactions of bilateral contracts.

Sensitivity analysis – level 2 hierarchy

		12/31/2025			12/31/2024
	Valuation technique	Fair value of energy contracts	Sensitivity of inputs to fair value (a)		Fair value of energy contracts	Sensitivity of inputs to fair value (a)
Financial assets	Discounted cash flow method	1,095,362	10%	1,347,911	404,695	10%	382,794
			-10%	803,892		-10%	404,581

Financial liabilities		734,873	10%	1,007,336	114,776	10%	115,361
			-10%	455,927		-10%	125,715

(a)   This 10% variation scenario represents a fluctuation considered reasonable by the Company, based on the history of negotiations concluded under similar market conditions.

87

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

27. Commitments (Consolidated)

a. Contracts

Subsidiary Ultracargo Logística has agreements related to its port facilities in Aratu, Suape, Itaqui and Vila do Conde. Such contracts establish a minimum cargo movement, as shown below:

Port	Minimum movement per year	Maturity
Aratu	900,000 ton.	2042
Suape	250,000 ton.	2027
Suape	400,000 ton.	2029
Aratu	465,403 ton.	2031
Itaqui	1,222,377 m3	2049
Itaqui	371,000 ton.	2041
Vila do Conde	343,625 ton.	2045

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2025, these rates were R$ 10.54, R$ 3.77 and R$ 4.23 per ton for Aratu, Suape, Itaqui and R$ 1.77 per m³ for Itaqui. According to contractual conditions and tolerances, as of December 31, 2025, there were no material pending issues regarding the minimum limits of the contract.

Subsidiary Hidrovias has long-term contracts with some of its customers, with minimum volume and tariff requirements pre-agreed and adjusted according to the contract. The performance of a new long-term contract with customers tends to have a significant positive effect on its net revenues, while losing an existing material contract would have the opposite effect.

Hidrovias and its subsidiaries have some long-term contracts in the corridors with the following maturity dates:

Segment	Expiration
South Corridor:	Contract I – Expiration in 2039;
Contract IV - Expiration in 2027;
Contract V – Expiration in 2027;
North Corridor:	Contract I – Expiration in 2031;
Contract II – Expiration in 2029;
Contract III – Expiration in 2027;
Contract IV – Expiration in 2027;
Santos	Contract I – Expiration in 2032;
Contract II – Expiration in 2029;
Contract III – Expiration in 2027.

88

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025
28. Acquisition of Interest and Control

a. Acquisition of service stations from Pão de Açúcar Group by subsidiary Millennium

On June 10, 2024, through its subsidiary Centro de Conveniências Millenium Ltda., the Company signed a contract for the acquisition of 49 service stations from Pão de Açúcar Group, located in the state of São Paulo, for R$ 130,000 plus working capital adjustments. CADE approved the transaction on July 22, 2024. On August 13, 2024, R$ 90,000 was paid as an advance.

During the year ended December 31, 2025, the acquisition of 18 out of 49 service stations was completed for a total amount of R$ 46,286, of which R$ 31,086 had previously been paid as an advance.

b. Hidrovias do Brasil S.A.

In 2023, the Company began the process of acquiring an interest in Hidrovias do Brasil S.A. (“Hidrovias”), through the purchase of a 4.99% direct interest and a 4.99% indirect interest, through Total Return Swaps (“TRS”), recognized as financial asset and measured at fair value in accordance with IFRS 9/CPC 48. On March 18, 2024, the Company contributed its direct interest to its subsidiary Ultra Logística Ltda. and settled the TRS. From this date, all transactions have been carried out through subsidiary Ultra Logística Ltda.

On May 7, 2024, subsidiary Ultra Logística completed the purchase of 128,369,488 shares from Hidrovias, which represented 16.88% of its share capital, at a cost of R$ 3.98/share. Also in May 2024, when obtaining sufficient evidence demonstrating its power to exert significant influence on decisions regarding Hidrovias' financial and operational policies, subsidiary Ultra Logística began to recognize its interest in Hidrovias as an investment in an associate with significant influence, in accordance with IAS 28/CPC 18.

Subsequently, throughout the first quarter of 2025, subsidiary Ultra Logística acquired additional shares of Hidrovias through trading on the Stock Exchange (“B3”) in the amount of R$ 7,373. With these acquisitions, Ultra Logística's interest in Hidrovias reached 42.26% of the share capital.

In the second quarter of 2025, Ultra Logística acquired a total of 99,790,131 shares of Hidrovias for R$159,171. Of this amount, 17,103,100 refer to common shares (HBSA3), in the amount of R$ 43,206, and 82,687,031 correspond to subscription rights (HBSA1 and HBSA9), in the amount of R$ 115,965, all linked to the capital increase in Hidrovias.

The acquisition of control occurred in May 2025, with the approval of the capital increase in Hidrovias. On that occasion, the share capital of Hidrovias was increased by R$ 1,200,000 with the issuance of 600,000,000 shares, rising from R$ 1,359,469 (760,382,643 shares) to R$ 2,559,469 (1,360,382,643 shares). Therefore, with the conversion of subscription rights (HBSA1 and HBSA9) into common shares (HBSA3), Ultra Logística now holds 682,252,831 common shares, representing 50.15% of the total share capital of Hidrovias, thus consolidating the acquisition of corporate control.

The Company, based on applicable accounting standards and with the support of a company specialized in valuations, calculated the definitive amounts for the provisional Purchase Price Allocation (PPA), with the identification of assets acquired and liabilities assumed measured at fair value and the recognition of the final goodwill in the amount of R$ 341,084. Additionally, the Company does not expect the tax amortization of revaluation of assets and liabilities remeasured at fair value. Therefore, the deferred income tax liability is recognized on the capital gains and losses recorded.

89

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

The table below summarizes the balances of assets acquired and liabilities assumed at the acquisition date recognized at fair value:

Assets
Cash and cash equivalents	1,155,510
Bonds and other securities	1,171
Trade receivables	119,082
Inventories	168,889
Recoverable taxes	198,360
Prepaid expenses	65,607
Related parties	5,825
Other receivables	137,093

Assets of subsidiaries held for sale	736,540
Escrow deposits	67,375
Deferred tax assets	74,730
Other investments	121,710
Property, plant and equipment, net	4,419,200
Intangible assets, net	912,191
Right-of-use asset, net	331,202
Derivative instruments	6,270
Liabilities
Loans and financing	3,331,412
Trade payables	104,490
Salaries and related charges	46,246
Taxes payable, income and social contribution taxes payable	126,869
Deferred tax liabilities	581,271
Legal claims	36,962
Advances from customers	7,365
Leases payable	286,778
Other payables	119,491
Liabilities of subsidiaries held for sale	500,708
Derivative instruments	52,643

90

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

Goodwill based on expected future profitability	341,084
Non-controlling interests(1)	1,658,270
Assets and liabilities consolidated in the opening balance	2,009,334

Assets acquired	4,273,159
Liabilities assumed	(2,604,909)
Goodwill based on expected future profitability	341,084
Final investment in 50.15% interest	2,009,334
Reversal of the non-cash effect of the acquisition
Gain on acquisition of control of associate	(113,655)
Share of profit (loss) of subsidiaries, joint ventures and associates before acquisition of control	148,518
Acquisition value - cash	2,044,197
Cash and cash equivalents acquired	(1,155,510)
Net cash from transaction	888,687

(1)	The non-controlling interest is determined based on the net value of assets and liabilities on the acquisition date, considering the proportion of 49.85%

The gain in the acquisition of control of an associate results from the change in its corporate classification, from associate to subsidiary, after a series of acquisitions in stages with the objective of acquiring control. Until then, the investment was accounted for under the equity method, in accordance with CPC 18 (R2) / IAS 28. With the acquisition of control, assets, liabilities, revenues and expenses are fully consolidated, in accordance with CPC 36 (R3) / IFRS 10. In line with the provisions of CPC 15 (R1) / IFRS 3, the previously held interest was measured at fair value on the acquisition date, and the effects of this revaluation were recognized in the investment goodwill, as required by the accounting standard. In view of the various stages of acquisitions of Hidrovias, two revaluation effects were recognized on the investment goodwill, as shown in the table below:

Revaluation of investment
Revaluation of investment (from financial asset to associate) - IFRS 9 / IAS 28 (1)	66,267
Revaluation of investment (from associate to subsidiary) - IAS 28 / IFRS 3 (2)	47,388
Gain on acquisition of control of associate	113,655
Write-off of accumulated effects in equity before control - IAS 28 / IFRS 3 (2)	43,717
Total	157,372

(1)	Transition from financial asset to investment in associate, recognized in May 2024 in financial results.
(2)	Transition from investment in associate to investment in subsidiary, recognized in May 2025 under the equity method. Additionally, as provided for in the applicable accounting standard, the accumulated balances in other comprehensive income, recorded since the significant influence was obtained, were fully reversed to profit or loss for the year. The total impact of the transition was R$ 91,105.

91

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

After acquiring control of Hidrovias, the Company, through its subsidiary, acquired additional interests. Such acquisitions do not fall within the scope of business combinations for the purposes of price and goodwill allocation. Therefore, the difference between the price paid and the equity value of the shares acquired was recorded in equity, under acquisition of shares from shareholders. Through these additional acquisitions, the interest in Hidrovias on December 31, 2025 was 58.72%.

From the date of acquisition until December 31, 2025, Hidrovias contributed to the Company with net revenue of R$ 1,670,615 and net loss of R$ 112,812. If the acquisition had taken place on January 1, 2025, the Company would have consolidated net revenue of R$ 143,156,825 and net income of R$ 2,488,436.

c. Ultragaz Comercializadora de Energia (formerly WTZ Participações S.A.

On September 1, 2024, through its subsidiary Cia Ultragaz, the Company acquired 51.7% of the voting capital of Ultragaz Comercializadora (formerly WTZ Participações S.A.), qualifying the transaction as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations. This acquisition is in line with Ultragaz's strategy to expand its offering of energy solutions to its customers, leveraging on its capillarity, commercial strength, brand and extensive base of corporate and residential customers.

Ultragaz Comercializadora was founded in 2015 and its main activities are the sale of electric energy in the free market and energy management, with a national presence.

The initial payment, including the capital contribution in the amount of R$ 49,490, totaled R$ 104,490. During the period, amounts relating to contingent consideration were paid, totaling R$ 45,115. The remaining transaction amount of R$ 269 was recorded under “Other payables”. The Company, based on applicable accounting standards and supported by an independent appraisal firm, calculated the definitive amounts for the purchase price allocation as of September 30, 2025, and determined the final goodwill in the amount of R$ 42,260.

92

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

The following table summarizes the consolidated balances of assets acquired and liabilities at the acquisition date, recognized at fair value:

Assets
Cash and cash equivalents	5,399
Trade receivables	33,168
Recoverable taxes	3,036
Prepaid expenses	170
Other receivables	306
Other investments	5
Property, plant and equipment, net	1,684
Intangible assets, net	19,504
Derivative instruments	209,348
Liabilities
Loans and financing	68
Trade payables	27,541
Salaries and related charges	2,211
Taxes payable, income and social contribution taxes payable	80,918
Other payables	3,221
Goodwill based on expected future profitability	42,260
Non-controlling interests	76,633
Assets and liabilities consolidated in the opening balance	124,288
Assets acquired	140,945
Liabilities assumed	58,917
Goodwill based on expected future profitability	42,260
Acquisition value	124,288

Comprised by:
Cash	55,000
Acquisition of ownership interest via capital contribution (as non-controlling interests)	23,904
Contingent consideration settled	45,115
Contingent consideration to be settled	269
Total consideration	124,288

Net cash outflow resulting from acquisition
Initial consideration in cash	55,000
Contingent consideration settled	45,115
Contingent consideration to be settled	269
Cash and cash equivalents acquired	(5,399)
Acquisition value	94,985

93

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

d. Petrovila Combustíveis S.A

On December 1, 2025, Neodiesel Ltda., indirect subsidiary of Ultrapar Participações S.A., completed the acquisition of 60% of the capital of Petrovila Combustíveis S.A. (“Petrovila”), qualifying the transaction as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations.

Petrovila is headquartered in Betim/MG and has a consolidated presence in the state of Minas Gerais, operating in the Transporter-Reseller-Retailer (TRR) segment, carrying out the commercialization and transportation of bulk fuels to end consumers.

The initial payment by capital contribution was R$ 50,000. The remaining amount of R$ 22,199 was recorded under “Other payables” and will be paid after the contractual clauses have been fulfilled.

The Company, based on applicable accounting standards and supported by an independent appraisal firm, is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The provisional goodwill determined is R$ 34,934. The purchase price allocation (“PPA”) will be completed in 2026.

The table below summarizes the consolidated balances of assets acquired and liabilities at the acquisition date, subject to adjustment for purchase price allocation and goodwill determination:

Assets
Cash and cash equivalents	23,865
Trade receivables	30,310
Inventories	1,546
Recoverable taxes	33,353
Prepaid expenses	116
Other receivables	246
Right-of-use assets	729
Property, plant and equipment, net	25,982

Liabilities
Loans and financing	11,482
Trade payables	39,032
Salaries and related charges	1,445
Taxes payable, income and social contribution taxes payable	68
Leases payable	811
Other payables	1,201
Goodwill based on expected future profitability	34,934
Non-controlling interests	24,843
Assets and liabilities consolidated in the opening balance	72,199

94

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

Assets acquired	69,688
Liabilities assumed	32,423
Goodwill based on expected future profitability	34,934

Acquisition value	72,199

Comprised by
Acquisition of ownership interest via capital contribution (as non-controlling interests)	50,000
Contingent consideration to be settled	22,199
Total consideration	72,199

Net cash outflow resulting from acquisition
Initial consideration in cash	(50,000)
Cash and cash equivalents acquired	23,865
Acquisition value	(26,135)

e. Neoagro Diesel S.A

On November 17, 2025, Neodiesel Ltda., indirect subsidiary of Ultrapar Participações S.A., completed the acquisition of 60% of the capital of Neoagro Diesel S.A. (“Neoagro”), qualifying the transaction as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations.

Neoagro is headquartered in Uruçuí, in the state of Piauí, and operates predominantly in that state in the Transporter-Reseller-Retailer (TRR) segment, carrying out the commercialization and transportation of bulk fuels to end consumers.

The initial payment totaled R$ 39,915, including a contribution of R$ 11,023. The remaining amount of R$ 30,566 was recorded under “Other payables” and will be paid after the contractual clauses have been fulfilled.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

The Company, based on applicable accounting standards and supported by an independent appraisal firm, is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The provisional goodwill determined is R$ 62,833. The purchase price allocation (PPA) will be completed in 2026.

The following table summarizes the consolidated balances of assets acquired and liabilities at the acquisition date, subject to adjustment for purchase price allocation and goodwill determination:

Assets
Cash and cash equivalents	3,000
Property, plant and equipment, net	9,747

Liabilities	-

Goodwill based on expected future profitability	62,833
Non-controlling interests	5,099
Assets and liabilities consolidated in the opening balance	70,481

Assets acquired	7,648
Liabilities assumed	-
Goodwill based on expected future profitability	62,833

Acquisition value	70,481

Comprised by
Cash	28,892
Acquisition of ownership interest via capital contribution (as non-controlling interests)	11,023
Contingent consideration to be settled	30,566
Total consideration	70,481

Net cash outflow resulting from acquisition
Initial consideration in cash	(39,915)
Cash and cash equivalents acquired	3,000
Acquisition value	(36,915)

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

29. Discontinued operation

a. Cabotagem purchase and sale agreement

On February 27, 2025, Hidrovias entered into an agreement for the sale of all shares in HB – Cabotagem (“Cabotagem”) to Companhia de Navegação Norsul (“Norsul”). The cabotage operation was acquired by Hidrovias in 2016 for the performance of a contract dedicated to the transportation of bauxite from the Porto Trombetas mine to the client's alumina refinery in Barcarena, expiring in 2034.

The total sale value (enterprise value) is R$ 715 million, of which R$ 195 million refers to the equity value and R$ 521 million to the debt balance, as of December 31, 2024. The payment was made in cash on the transaction closing date and was subject to usual price adjustments for this type of transaction, including working capital adjustments. The transaction was approved without restrictions by CADE on April 16, 2025.

On November 3, 2025, the Company announced the completion of the sale of all of the shares of Cabotage after the compliance with all conditions precedent.  As of December 31, 2025, Hidrovias determined the result from the completion of the transaction, as shown in the table below:

Total amount of the Cabotagem purchase and sale agreement.	715,378
Debt balance in the reference statement of financial position	(520,553)
Operation sale price	194,825
Preliminary adjustments to working capital and net debt	(1,954)
Cost on the investment write-off	(317,635)
Realization of valuation adjustment in subsidiaries	(98,062)
Reversal of impairment (1)	72,812
Gain on disposal of investments before the effect of cessation of depreciation	(150,014)
Cessation of depreciation	(15,150)
Gain on disposal of investments after the effect of depreciation	(165,164)
Deferred income and social contribution taxes	(24,756)
Gain on disposal of investments, net	(189,920)

(1)	Hidrovias performed the impairment test on the assets and identified a difference between the transaction value and the carrying amount of the assets. Since the acquisition of control in May 2025, it recognized in the statement of income the amount net of income tax of R$ 48,056 related to the impairment, even in the absence of evidence of operational deterioration of the assets. The impairment of the assets was attributed entirely to the goodwill and the remainder was attributed to other Hidrovias assets.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

b. The results for the year and cash flows from discontinued operations as of December 31, 2025 are shown below:

Final balance as of December 31, 2025 (1)
Net revenue from sales and services	108,401
Cost of services sold	(69,582)

Gross profit	38,819

Operating income (expenses)
General and administrative	(2,553)
Other operating income (expenses)	8,353
Gain (loss) on disposal of assets	(237,976)
Operating income (loss) before financial result and taxes	(193,357)

Financial income	5,610
Financial expenses	(6,229)
Financial result, net	(619)

Operating income (loss) before income and social contribution taxes	(193,976)

Income and social contribution taxes
Current	5,834
Deferred	(18,170)
Profit (loss) for the period	(206,312)

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Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements
For the year ended December 31, 2025

Final balance as of 12/31/2025(1)
Net cash provided by operating activities	30,231
Net cash used in investing activities	(34,948)
Net cash used in financing activities	(6,596)
Increase (Decrease) in cash and cash equivalents	(11,313)

(1)	Considers the balances since the acquisition of control in May 2025 according to Note 28.b.

For the parent company, in the statement of income for the year ended December 31, 2025, the share of profit (loss) of Cabotage, net of transactions with related parties, were reclassified as Discontinued Operation in the amount of R$ (121,153).

30. Events after the reporting period

a. Completion of the acquisition of interest in Virtu GNL

In January 2026, the acquisition of a 37.5% interest in Virtu GNL Participações S.A. (“Virtu”), company that operates in two business models: (i) logistics of liquefied natural gas (LNG) for own use and (ii) LNG-powered logistics services, was completed for the amount of R$ 104 million, consolidating the Company's participation as co-parent companies of Virtu.

b. Financing from the Constitutional Fund by Ultracargo

On January 29, 2026, subsidiary Ultracargo Logística obtained financing using resources from the Northeast Constitutional Fund through Banco do Nordeste do Brasil – BNB, in the amount of R$ 106,871, with financial charges of IPCA + 4.47% p.a. and maturing in 2041.

c. Foreign loan obtained by subsidiary Ipiranga Produtos de Petróleo S.A.

On February 19, 2026, the subsidiary Ipiranga Produtos de Petróleo S.A. entered into a foreign loan with JP Morgan, under the Loan 4.131 modality, in the amount of USD 53,200 (R$ 277,172), with financial charges of USD + 4.95% p.a. and maturing in 2029.

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Man Report

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Management Report 2025 Company profile Ultra Group is a reference in pioneering spirit, operational competence and commitment to the development of Brazil. Its history began in 1937 when Ernesto Igel founded Ultragaz, the first Brazilian company to distribute liquefied petroleum gas (LPG). Since then, the Group has continuously evolved and consolidated itself as one of the largest business groups in the country, with an outstanding position in mobility, energy and logistics infrastructure through Ipiranga, Ultragaz, Ultracargo and Hidrovias do Brasil. It is present in all regions of Brazil and, together with Hidrovias do Brasil, also operates in Argentina, Paraguay, and Uruguay. Ultrapar is the Ultra Group’s holding company, responsible for the allocation of capital and the management of its business portfolio, defining the group’s overall governance framework and implementing a unified management model guided by long-term value creation. In the capital markets, Ultrapar shares have been traded since 1999 on B3 and on the New York Stock Exchange (NYSE), through Level III ADRs. Since 2011, it has been part of the B3’s Novo Mercado segment, which brings together companies with the highest governance and transparency standards.Ipiranga is one of the largest fuel distributors in Brazil and one of the most valuable and recognized brands in the country, present in the daily lives of millions of people. It offers a complete value solution for mobility, which includes sale and distribution of high-quality fuels with guaranteed origin, through a network of 5.8 thousand service stations, including the premium line of Ipimax additive fuels and an ecosystem of complementary services. This ecosystem includes convenience retail with 1.5 thousand AmPm stores and automotive services provided through 1.1 thousand Jet Oil units. It also features one of the largest loyalty programs in the country, KMV, which strengthens customer relationships and encourages repeat purchases. In the B2B market, it operates through Ipiranga Empresas, leading the lubricants sector in Brazil with Iconic (in partnership with Chevron), and is present in the TRR (Transporter Retail Reseller) segment through Neodiesel, expanding its coverage across different channels and customer profiles.

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Management Report 2025 Ultragaz is one of the biggest LPG distributors in Brazil and it maintains a consistent trajectory of innovation to expand its offer of energy solutions and strengthen its competitiveness. In 2025, it made progress in the use of artificial intelligence to optimize its distribution routes, increasing productivity, quality, and service levels, as well as reducing logistics costs. The company has also evolved in improving individual LPG and electricity measurement systems, reinforcing its strategy of adding value to customers and capturing new market opportunities. The sale of biomethane – which was innovative due to the product’s renewable origin and because it is carried out outside the national gas pipeline network – evolved during 2025 and also started to serve the transportation segment.Ultracargo is the largest independent liquid bulk storage company in Brazil, offering integrated solutions that efficiently connect the main national logistics corridors. It currently has nine multipurpose terminals, located to integrate Brazil’s coastline to its interior, expanding the value proposition for its customers throughout the logistics chain. In recent years, it has been implementing a consistent plan for growth and expansion into the interior, opening new bases and expanding the capacity of existing terminals, strengthening its presence in strategic regions.Hidrovias do Brasil is a logistics solutions company, focusing on waterway and port operations. The Company stands out for offering competitive and lower-carbon logistics solutions, mainly for handling of grains, ores, and fertilizers. It currently has 3 port terminals and more than 480 shipping assets operating in Brazil and Mercosur.

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Management Report 2025 Innovation The pioneering spirit and the ability to innovate are part of Ultra Group’s essence and contribute to its trajectory of value creation and to the development of the country. Innovation is present both in the evolution of its businesses as in its management model, in line with the strategy of strengthening competitiveness and expanding sustainable value creation. Ultrapar seeks to promote a culture of innovation across all companies in its portfolio. The Company consolidated, in 2025, the Value Creation Department, an area dedicated to coordinating initiatives that expand the creation of sustainable value throughout the Group and promote the dissemination of best practices. This department acts as a catalyst for projects, proposing and ensuring the efficient execution of integration or segregation plans for businesses, identifying value creation levers, and supporting the management of the Group’s multidisciplinary projects. In 2025, this department focused on integrating Hidrovias do Brasil and the companies acquired by Neodiesel and AmPm, ensuring process standardization, acceleration of synergies and discipline in value capture. Furthermore, it has made progress with a project to expand the use of artificial intelligence in different areas and processes of Ultrapar, focusing on operational efficiency and productivity. This is part of a broader digital modernization strategy and new ways of working. The Company also remains connected to the open innovation ecosystem through Ultra Ventures, a department responsible for identifying and investing in startups with operations adjacent to its businesses or with the potential to promote transformations in the Group’s portfolio. Currently, Ultra Ventures holds investments in 5 startups. Ipiranga has made progress in its technology platform transformation program, highlighting the advancement in the implementation of the new ERP system, scheduled to go live in 2027, already integrated with artificial intelligence tools and other technological solutions that will improve controls, increase productivity and efficiency in processes. Iconic is also in the process of implementing a new ERP system, which will come into effect in the second half of 2026. In its product portfolio, Ipiranga also innovated in its premium line of Ipimax additive fuels and launched Ipimax Diesel S10 Agro, which improves the performance of agricultural machinery and equipment and reduces associated carbon emissions. In the retail sector, AmPm launched its new brand and value proposition, focusing on exclusive and differentiated products, and began selling Krispy Kreme brand donuts. Ultragaz maintains a consistent trajectory of innovation to expand its offer of energy solutions and strengthen its competitiveness. In 2025, it began using artificial intelligence to optimize its distribution routes, increasing productivity, quality and service levels, as well as reducing logistics costs. The company has also evolved in improving individual LPG and electricity measurement systems, reinforcing its strategy of adding value to customers and capturing new market opportunities. The sale of biomethane – which was innovative because it is carried out outside the national gas pipeline network – evolved during 2025 and also started to serve the transportation segment. Ultracargo continued to invest in incorporating cutting-edge technologies into its operations to further enhance safety, efficiency and productivity levels. In 2025, it expanded the use of robots for cleaning and inspecting its assets to the Santos (SP) terminal, eliminating the exposure of employees to confined spaces and reducing maintenance and operational downtime costs, as well as increasing the useful life of the assets. Another innovation was the adoption of geodesic aluminum domes to replace conventional steel roofs in the Opla and Suape terminals. These structures are installed more quickly and safely because they are assembled on the ground, parallel to the tank, eliminating work at height and reducing the overall construction schedule. In addition, they significantly reduce maintenance costs and, when combined with the use of a floating seal, they can reduce emissions of volatile organic compounds (VOC) by up to 90%. Hidrovias do Brasil maintained its focus on increasing operational efficiency and optimizing the use of its assets. In 2025, it has made progress in innovation by initiating the implementation of two technologies – the floating crane and the sheerlegs – solutions that increase productivity without the need for major civil works and that allow for an additional gain of approximately 1.5 million tons per year in the estimated handling of grains capacity in the integrated system (+20%). Sustainability integrated into the strategy In 2025, the Company reviewed its priority sustainability topics to reflect its role as a holding company focused on creating long-term value, considering both the evolution of its business portfolio and the major topics and current challenges. The review followed the dual materiality approach, considering both the impacts of the Group’s operations on the environment and society, and the influence of socio-environmental and governance factors on its financial performance.

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Management Report 2025 The process resulted in eight material topics: (i) Health, safety and well-being; (ii) Eco-efficient operations; (iii) Energy transition and climate change; (iv) Ethics, integrity and corporate governance; (v) Responsibility to the community; (vi) High density of talent aligned with our culture; (vii) Customer relationship and satisfaction; and (viii) Discipline and efficiency in capital allocation. The first six topics were already part of the sustainability agenda and have been improved in approach or scope, while the last two were incorporated in the review and directly reflect the Company’s ability to sustain its value creation trajectory in the long term.As a result of this review, Ultrapar updated its 2030 Sustainability Plan, which brings together the socio-environmental and governance goals of the Ultra Group. The updated plan was approved by executive leadership, the People and Sustainability Committee, and the Board of Directors, and will be presented in the 2025 Sustainability Report, scheduled for publication in March 2026. Sustainability ratings and indexes For many years, Ultrapar has participated in various national and international sustainability ratings and indexes, which classify organizations according to ESG criteria. The participation in these ratings and indexes is an external recognition of the Company and proves the accuracy of decisions and initiatives taken over the years. The detailed evaluation of indicators and metrics also contributes to identifying opportunities for improvement. Ultrapar integrates the following ratings: Great Place to Work Index (IGPTW) by B3 since 2023. MSCI ESG Ratings, by Morgan Stanley Capital International, with grade A since April 2024. FTSE4Good, with an average score of 3.4 in 2025 (scale from 0 to 5), ensuring presence in the FTSE4Good Emerging Index and FTSE4Good Emerging Latin America Index. Carbon Disclosure Project (CDP): Participation since 2008 and score B in the 2025 climate change questionnaire (an improvement compared to the C score in 2024). Corporate Sustainability Index (ISE) by B3: selected to be part of the 20th portfolio, in effect from May 2025 to April 2026. Differentiated Corporate Governance Index (IGC) and Differentiated Tag Along Index (ITAG), both by B3: Presence in the portfolios since 2011. IDIVERSA by B3: inclusion in the 2025 portfolio. Efficient Carbon Index (ICO2) by B3: Inclusion in the 2026 portfolio.

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Management Report 2025 Sustainability agenda Since 2021, Ultrapar and its businesses have been signatories to the United Nations Global Compact, reinforcing their commitment to the 2030 Agenda and the Sustainable Development Goals (SDGs), with a focus on incorporating responsible practices into their value chain. In 2025, Ultracargo and Hidrovias do Brasil participated in the 30th United Nations Climate Change Conference (COP30), held for the first time in Brazil, in Belém (PA). Both companies were present at MoveInfra, contributing to discussions and panels expanding the sector’s presence in the climate agenda. At the event, Ultracargo received the Diamond Seal of the Sustainability Pact, awarded by the Ministry of Ports and Airports, recognizing its high standards in ESG practices. The following outlines the main progress made in 2025 in the Company’s material sustainability topics. Energy transition and climate change The energy transition and climate change agenda is regularly monitored by senior leadership and the governance and management structures of each business. The Company recognizes the importance of managing GHG emissions, which are predominantly associated with its business. Aligned with the belief that sustainable growth is possible, the Company updated its Sustainability Plan, committing to reduce, by 2030, 50% of the emission intensity (tCO2/EBITDA in R$ millions) of scopes 1 and 2 (direct and indirect emissions related to the acquisition of electricity), using 2021 as the base year. In 2025, businesses have made consistent progress in climate management. Ipiranga, Ultragaz, Ultracargo, Hidrovias do Brasil and Iconic achieved the Gold Seal of the Brazilian GHG Protocol Program by submitting complete emissions inventories (scopes 1, 2, and 3), verified by a third party and registered on the Public Emissions Registry platform. Ultragaz and Ultracargo were also awarded the Silver Seal and the Gold Seal, respectively, of the SP Carbon Zero Commitment, an initiative by the São Paulo State Department of Environment, Infrastructure and Logistics, which encourages companies headquartered in the state to structure decarbonization plans. Furthermore, Ultragaz’s biomethane supply operation won 3rd place in the SP Carbon Zero Award. The Company has made advances on initiatives to reduce and offset emissions on several fronts. Ipiranga, Ultragaz, and Ultracargo fully offset their direct emissions (scope 1) through the purchase of carbon credits. Since 2021, scope 2 emissions from the holding company and these three businesses are fully offset by the purchase of Renewable Energy Certificates (I-RECs) and energy from the Free Market with traceability certification, ensuring the consumption of 100% renewable and certified energy. Hidrovias do Brasil also offsets part of its scope 2 emissions. In addition to offsetting initiatives, projects focused on effectively reducing emissions have been developed. Ultragaz started a pilot project to supply its bobtail trucks with biomethane, reducing carbon emissions in the LPG transport and distribution stage. Hidrovias do Brasil, in turn, has partnered with Iconic to develop a proprietary coolant for the engines of its vessels, which optimizes fuel consumption and reduces associated carbon emissions. The growth investments in Hidrovias do Brasil, whose operations became part of Ultrapar’s portfolio in 2025 and emit 70% less GHG emissions than road transport and 30% less than rail transport, also contribute to the reduction of emissions in Brazil’s logistic matrix. In the second half of 2025, Ultrapar also acquired a stake in Virtu, a company that operates in the road transport of cargo with a fleet powered by liquefied natural gas (LNG) and in the direct distribution of LNG. CO2 emissions from LNG are approximately 20% lower than those resulting from diesel consumption. Ultrapar has defined the monitoring of the portfolio’s dependence on fossil fuels and its exposure to extreme weather events. The holding company and the businesses mapped risks and opportunities based on the most recent scenarios of the Intergovernmental Panel on Climate Change (IPCC), integrating this information into their corporate risk matrices. Ipiranga continues to work on expanding the sales of its Ipimax line of additive fuels, which delivers up to a 5% increase in vehicle performance compared to traditional fuels, contributing to lower consumption and reduction of the GHG emissions associated with its use. In 2025, Ipimax represented 14% of the product mix, an increase of 2.4 p.p. compared to the previous year. Ultragaz has made progress in its performance as an energy solutions company and partner in the decarbonization journey of its customers. In renewable electricity, it was the second largest retail trading company in terms of number of consumer units and the third in terms of volume sold. The company ended the year with approximately 200% growth in active contracts for the supply of CNG and biomethane compared to the previous year. The total volume of biomethane sold during the year prevented the emission of 47,000 tons of CO2e.

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Management Report 2025 Ultracargo continued with its plan to expand into Brazil’s inland, focusing on agribusiness, especially corn ethanol produced in Mato Grosso. In 2025, it inaugurated the terminal in Palmeirante (TO), with a storage capacity of 23,000 m³, and completed the expansions at terminals in Santos (SP), Rondonópolis (MT) and Paulínia (SP). Hidrovias do Brasil continues to strengthen the resilience of operations in the face of climate change, advancing in the conducting of technical studies and monitoring of navigation channels in order to anticipate scenarios of extreme variations in the level of rivers. The integration of hydrological, hydrometeorological, draft and bathymetric data supports voyage planning, allowing for the definition of safer routes and ensuring efficient passage of vessels through critical sections. Eco-efficient operations Ultrapar is committed to adopting best practices to minimize environmental impacts. One of the priorities is managing the risks of water and soil contamination from product spills. The companies in the portfolio have consolidated prevention, monitoring and control mechanisms, as well as structured processes for containing and mitigating any incidents. In 2025, investments were also made to continuously improve operational safety systems. Ipiranga has advanced in installing double block valves in 33 of its 36 operational units, minimizing the risk of spillage during fuel loading operations. Ipiranga and Ultragaz also maintain ongoing development programs for partner transport companies and their drivers, increasing road safety and reducing accidents involving trucks transporting products. With the purpose of reducing water consumption in cleaning the engine rooms of its vessels, Hidrovias do Brasil implemented a dry-cleaning process, a sustainable alternative to conventional practices that require large volumes of water and result in the generation of oily effluents. In addition to reducing water consumption and waste generation, this process, combined with employee awareness and training actions, promotes significant gains in both environmental and operational areas, contributing to the strengthening of efficiency and sustainability practices. Currently, Ultrapar’s office in São Paulo is zero landfill, as are 17 of the Ultragaz’s bases and seven of the Ultracargo’s nine terminals. Ultracargo has made significant progress in consolidating sustainable practices in relation to 2024, reinforcing its commitment to eco-efficiency and environmental responsibility, reducing the consumption of new water by 34%, expanding the use of alternative water (rainwater) by 354%, and reducing landfill waste by 98%. A high density of talent aligned with our culture To further strengthen the Company’s talent succession pipeline, in 2025, Ultrapar revised the evaluation and governance model for all directors of the Ultra Group. The Leadership Development program has also evolved, with new training tracks customized according to the seniority level of the executives. Another initiative implemented was the quarterly leadership maturity survey, which captures teams’ perceptions of their leaders and provides a more agile guide for developing the necessary skills. At Ultrapar, 48% of employees went through lateral moves or were promoted in 2025, assuming new positions both in the holding company and in the businesses. Ipiranga held two editions of the “Acelerando o Futuro” program, aimed at preparing internal talent and professionals from the market for leadership positions. Ultragaz held another edition of UltraLíder, an initiative focused on developing operational leaders, and advanced its development programs, including succession initiatives, training of new leaders and technical skills development. Furthermore, it launched the MVP of its employer brand, consolidating the pillars that translate the experience of working at the company and strengthening its value proposition to attract, develop and retain talent. Ultracargo launched the “Elas Protagonistas” program, with training sessions, discussion groups, and mentoring to boost the development of its female employees. Hidrovias do Brasil maintained its focus on the “Academia Hidrovias”, an online platform with approximately 200 courses on leadership and management, technology and innovation, self-development and operational excellence, among other tracks. Ultrapar is also committed to promoting a respectful, diverse and increasingly inclusive work environment. At Ipiranga, the Diversity Program, which has been in place since 2019, has affinity groups dedicated to gender, race, people with disabilities, and LGBTI+ individuals. The company also works externally on this agenda: in 2025, it launched the “Movimento Mulher Motorista”, an initiative to make Ipiranga service stations on highways more welcoming and safer for women. Furthermore, the Woman Speed mentoring program, aimed at accelerating the pipeline of female leadership, had its 5th edition launched in 2025. Ultragaz, in turn, has relied for several years on

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Management Report 2025 ambassadors, volunteer employees who disseminate the diversity agenda and participate in awareness actions promoted by the company. Ultracargo remains committed to increasing the presence of women in leadership and operations, supported by an affinity group dedicated to the topic. Hidrovias do Brasil aims to increase the presence of women in leadership and operations, as well as strengthen the racial diversity of its team. On a consolidated basis, the Ultra Group has committed to achieving 33% diversity on its Board of Directors and 50% in its leadership by 2030. In 2025, the representation of these groups remained at 22% on the Board of Directors and showed an increase in leadership, representing 48%. Health, safety and well-being The commitment to safety, health and well-being is a non-negotiable value for the Ultra Group. Every year, the Group holds an annual meeting with all companies to reinforce the safety culture, an occasion where each business can share its best practices in safety, health and environment. In addition to its internal procedures, Ipiranga maintains the “Mover” and “Edifica” programs, through which it disseminates its safety standards to partner transport companies and contractors responsible for construction work at the network’s service stations. Only in the Mover program, there was a decrease of 17% in accidents involving the company’s truck fleet compared to 2024. Ultragaz carried out a new diagnostic study to assess the evolution of its safety culture, the results of which guided the planning of actions for 2026 and the following years. Thus, it advanced in its cultural journey, reaching the proactive level in the Hearts & Minds diagnosis, one of the most globally recognized models for safety maturity assessment. The company also has the “Tração” program, aimed at disseminating best safety practices among transport companies, and monitors all movements through embedded technologies connected to its control tower. In 2025, Ultracargo held the second edition of the event called “Segurança: A Parada que Liga!”, an initiative that temporarily suspends activities at all terminals to promote in-depth dialogues about health and safety with the staff. During the year, it consolidated a structured model for third-party management through qualification, process standardization, and recognition of performance in HSE, in an integrated manner across all terminals. Additionally, it launched the “Movimento Se Liga em Você”, integrating occupational health and employee assistance actions, focusing on promoting comprehensive health. Among the highlights, it structured Mental Health, Nutritional and Chronic Conditions programs and carried out an assessment of psychosocial workplace risks, reinforcing its commitment to a safer, more balanced and emotionally healthy work environment. Hidrovias do Brasil has implemented the Sistema Integrado de Gestão Operacional - SIGO (Integrated Operational Management System), which ensures the standardization of processes across all areas and assets, strengthening operational excellence and contributing to more robust safety management. Furthermore, throughout the year, the company also intensified its encouragement of employees to report deviations, increasing visibility into critical issues and allowing for a more agile implementation of control measures.

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Management Report 2025 Responsibility for the surrounding communities The Ultra Group seeks to contribute to the socioeconomic development of the country, especially in the territories where its businesses have operations, and has chosen education as a priority cause. The Instituto Ultra is the organization responsible for managing the private social investment of the Company and, to strengthen its performance, it reviewed its operating and governance model in 2025. Based on accumulated knowledge about the educational field and the results and challenges of projects carried out and supported in recent years, the Institute also reviewed its strategy. To amplify the positive impact the Company can generate to society and contribute to more effective and far-reaching transformations, starting in 2026, it will prioritize initiatives to strengthen educational management for improved results in the sector. One of the initiatives structured in 2025 by the Instituto Ultra was the training program for educational managers in São Luís (MA) and Canoas (RS). Developed in partnership with Centro Lemann, the program will last two years and initially prioritized the awareness among mayors and municipal education secretaries, who made a public commitment to advancing the educational agenda in the coming years. In the next stage, the initiative will focus on training the technical teams of the Municipal Education Departments. With Motriz, a project was initiated in Ipojuca (PE) to support local managers in the municipality’s medium-term strategic educational planning, including the implementation of the full-time education policy for students in the upper elementary school. Another initiative planned for 2025 focuses on the connectivity of public schools. Together with MegaEdu, the Institute is supporting the managers of São Luis (MA), Ipojuca (PE) and Santos (SP) to obtain resources from the federal government to expand and improve high-speed Internet access in the educational network. Instituto Ultra also supports social impact initiatives through incentivized resources. On this front, it also seeks to select initiatives that directly or indirectly promote education, especially those of longer duration, where it can more effectively assess their impacts, and in 2025, approximately R$ 30 million was allocated to 42 projects. The businesses also carried out social responsibility initiatives throughout the year. Ipiranga organized new editions of the “Operação Mulher e Operação Mulher Motorista” programs, which trained 52 female participants to work in the oil and gas sector and in fuel transport companies, with 14 out of the 16 students from the “Operação Mulher Motorista” program being hired by partner transport companies. In the “Saúde na Estrada” program, more 23 thousand truck drivers, other travelers on Brazilian highways, and residents living near Rodo Rede service stations received basic healthcare and guidance on health and well-being. Ultragaz has begun supporting the “Despertando a Empreendedora” project, which offers professional training to approximately 3 thousand women over two years. Ultracargo held the fifth edition of its Operational Training Program, which this time trained 20 residents from the area surrounding the terminal in Rondonópolis (MT) to work in the liquid bulk storage sector – by December, four graduates had been hired by the company. Hidrovias do Brasil has carried out several initiatives that promote local development, education and the generation of employment and income, such as “Aceleraê”, which trained and contributed to the employability of young people from Itaituba and Barcarena, in Pará – in 2025, 117 individuals graduated from the program.

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Ethics, integrity, and corporate governanceThe commitment to ethics and integrity is an essential part of Ultra Group’s strategy and values. In 2025, the Company completed a cycle of updating all the guidelines of the Integrity Program and released new versions of the Code of Ethics and the Anti-Corruption Policy, written in even simpler and more direct language. Subsequently, new training sessions were launched for employees. Additionally, Ultrapar and its businesses held discussion sessions and other in-person events throughout the year, impacting more than 7,000 employees. In another front of the program, the Company carries out reputational analyses to assess the ethical, environmental, and socioeconomic compliance of its future business partners and promotes awareness actions for suppliers and, in the case of Ipiranga and Ultragaz, also for resellers. In 2025, the Company completed over 8,700 reputational analyses and engaged several business partners on integrity issues. Another highlight of the year came from Hidrovias do Brasil, which won, for the second time, the Integrity Seal, granted by the Office of the Comptroller General and the Ministry of Industry and Commerce of Paraguay for its ethical, transparent, and responsible performance in the country.Through its industry associations and technical partners, the Company also contributes to the evolution of regulations and public policies to make the business environment more ethical and with fairer competitive practices. Among the matters it has followed and sought to collaborate on recently are the Persistent Debtor (Devedor Contumaz) bill, which imposes stricter measures to penalize tax evaders; the single-phase regime for PIS/COFINS approved for hydrated ethanol; the single-phase regime for naphtha; and the publication of the list of distributors that violate the Brazilian National Biofuels Policy (RenovaBio). Ipiranga, Ultracargo and Iconic are associated with the Instituto Combustível Legal (ICL), which collaborates with authorities in combating irregularities in the fuel and lubricant sector, a topic that gained even more prominence in the country in 2025 after the launch of Carbono Oculto Operation in August.The Company also maintains robust policies and structured processes to ensure cybersecurity and the protection of its stakeholders’ data. In December, the Board of Directors approved the Corporate Policy for the Use of Artificial Intelligence, which aims to ensure the ethical and responsible use of AI tools by Ultrapar and its businesses. This document complements the Corporate Policies for Information Security and Privacy and Personal Data Protection, which were also recently updated.

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Since 2011, Ultrapar has been part of the B3’s Novo Mercado segment, which brings together companies with the highest governance and transparency standards. The Board of Directors, the highest governing body, had its current composition appointed in April 2025. The collective body consists of nine members, seven of whom are independent (78%), including two women. One of the independent directors acts as the leader of these members and supports the Chairman, helping to ensure that decisions reflect the group’s views in a balanced way. In January, the Board of Directors of the businesses came into force, strengthening the autonomy and agility of decisions in each business and allowing Ultrapar to focus on the strategic topics of a holding company. The CEO, the Chairman of the Board of Directors, two independent directors from Ultrapar and the President of each company participate in these boards. Ultrapar also instituted annual evaluations for its directors. It is worth highlighting that the CEO and other officers of Ultrapar, as well as the Presidents of the businesses are also subject to annual evaluations. These processes are coordinated by the People and Sustainability Committee, and their results serve as input for the future appointment of directors and executives in new terms.Also, within the scope of governance and management, in 2025 the new version of the Corporate Risk Management Policy was approved, which simplified the risk management steps in the Company, expanded the coverage of monitored risks and incorporated the new governance model into the businesses. Furthermore, the restructuring project for the SOx Program was completed, with the implementation of a new control model, the redesign of training programs and the reassessment of processes, resulting in a new risk and control matrix more aligned with the Company’s current reality.In April 2025, the planned leadership transition process was completed, with the renewal of the Chairman of the Board of Directors and, simultaneously, of the CEO of Ultrapar and the Chief Finance and Investor Relations Officers. In the 2025 edition of the Abrasca Award for Best Annual Report, we received an honorable mention in the Risk Management, Internal Controls and Compliance category for the information presented in our 2024 Sustainability Report.

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Based on these guidelines, the Company presents below the information required by Article 133, Paragraph 6, of Law No. 6,404/76, as amended by Law No. 15,177/2025, including information that demonstrates the composition of its organizational structure, its Management and aggregated remuneration data, in a transparent and objective manner.Women employed by hierarchical level¹ December 31st, 2025 December 31st, 2024 Total number of employees % Total number of employees % Board of Directors 9 22% 9 22% Executive Office 1 - 1 - Executive Management 7 57% 7 43% Management 31 55% 35 37% Coordination 32 38% 28 46% Administrative 105 50% 112 62% Total 185 48% 192 52% Proportion of total compensation between genders by hierarchical level¹ December 31st, 2025 December 31st, 2024 Board of Directors 90% 89% Executive Office - - Executive Management 74% 52% Management 93% 95% Coordination 102% 102% Administrative 111% 122% ¹ Data reflects information from Brazilian Business Registry 33.256.439/0001-39 It is worth noting that some of the variations observed are explained by the diversity of pay grades (structured salary ranges that group positions with similar levels of complexity and responsibility) within each functional category. This diversity is more evident at the higher hierarchical levels, where the broader salary ranges tend to create greater distortions.Discipline and efficiency in capital allocation2Management Report 2025 Disciplined and efficient capital allocation, focused on creating long-term value, is one of Ultrapar’s main responsibilities. To fulfill this role, the Company leverages its accumulated knowledge in the sectors in which it operates and related areas to identify and select investment opportunities with value-creation potential where it can be the best shareholder. Ultrapar has a robust financial structure, characterized by the lowest possible cost of capital and high liquidity, which keeps it well-positioned to consistently capture opportunities across different economic cycles.To support the management and improvement of the capital allocation process, the Company adopts a post‑audit methodology for organic investments and acquisitions, thereby ensuring detailed monitoring, timely course‑corrections, and continuous learning in its decision‑making process.

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Acquisition of control of Hidrovias do Brasil and integration into the Ultra Management Model2Management Report 2025With the acquisition of control by Ultrapar, Hidrovias do Brasil began a new cycle of growth and profitability, structured on the following pillars: right people and aligned incentives; optimization of the capital structure; cost and capital discipline; advanced governance; operational excellence; and a focus on the customer and institutional strength.Throughout the year, the company made consistent progress in incorporating the Ultra Management Model.Customer relationship and satisfaction2Management Report 2025Placing customers at the center of every decision, the businesses of Ultra Group are committed to delivering excellence and continuously seek to improve their portfolio of products, solutions, and services available, as well as service levels. Customer satisfaction is monitored through Net Promoter Score (NPS), an indicator that measures the likelihood of a customer recommending the company, product, or service.The entrepreneurs of Ipiranga gas stations and Ultragaz resellers are simultaneously customers and business partners. The leaders and sales teams of both companies regularly visit resellers and promote engagement meetings, as well as programs and initiatives aimed at developing their businesses. Ipiranga and Ultragaz also maintain close relationships with B2B market clients and continuously work to evolve their value propositions. The same approach is adopted by Ultracargo and Hidrovias do Brasil, which operate exclusively in the B2B market and, in 2025, reinforced their structures dedicated to customer experience, with the creation of the Customer Service Management and the Commercial and New Business Department, respectively.ESG best practices are also increasingly recognized and demanded by B2B clients and the market in general. Ipiranga, Ultragaz and Ultracargo once again responded to the EcoVadis platform questionnaire in 2025, reaching, respectively, the ESG Commitment Seal, the Bronze Seal, and the Gold Seal – Iconic was also recognized with the Gold Seal. Other recognitions related to this agenda were achieved by Ultragaz, elected the best company in the Oil, Gas and Chemicals category of the Best of ESG Award, by Exame magazine, and by Hidrovias do Brasil, which ranked second place in the ESG and Vision for the Future categories in the infrastructure sector of the Época 360º Yearbook, by Época Negócios magazine.

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CapitalmarketsUGPA3 x Ibovespa performance – 2025(Base 100)Dividends and intereston equitDividend historyFiscal yearTotal amount (R$ million)Dividend per share (R$)2025 1,4131.3020247690.7020237130.65202215060.4620214040.3720204800.44¹ R$ 450 million (R$ 396 million net of income tax) in interest on equity and R$ 110 million in dividends In 2025, Ultrapar declared dividends of R$ 1.413 billion, which represent a payout of 61% on the net income attributable to shareholders after a legal reserve of 5%, and a dividend yield of 7% on the average price of Ultrapar shares.

CapitalmarketsUGPA3 x Ibovespa performance – 2025(Base 100)Dividends and intereston equitDividend historyFiscal yearTotal amount (R$ million)Dividend per share (R$)2025 1,4131.3020247690.7020237130.65202215060.4620214040.3720204800.44¹ R$ 450 million (R$ 396 million net of income tax) in interest on equity and R$ 110 million in dividends In 2025, Ultrapar declared dividends of R$ 1.413 billion, which represent a payout of 61% on the net income attributable to shareholders after a legal reserve of 5%, and a dividend yield of 7% on the average price of Ultrapar shares.

Management Report 2025

Capital markets

- Ultrapar's combined average daily financial volume on B3 and NYSE totaled **R$ 152 million/day in 2025** (-5% vs. 2024).
- On NYSE, Ultrapar shares appreciated **43%**, while the Dow Jones index appreciated 14% in the year.
- Ultrapar shares closed 2025, quoted at R$ 20.90 on B3, a **32% increase in the year**, while the Ibovespa index appreciated by 34%.
- Ultrapar ended 2025 with a market cap of **R$ 23.3 billion**.

UGPA3 x Ibovespa performance – 2025
(Base 100)
Ibovespa
UGPA3
150
130
110
90
134
132
30/Dec/24
13/Mar/25
25/May/25
08/Aug/25
18/Oct/25
30/Dec/25
Fonte: Broadcast

Dividends and interest on equity

Dividend history		
Fiscal year	**Total amount (R$ million)**	**Dividend per share (R$)**
2025	1,413	1.30
2024	769	0.70
2023	713	0.65
2022[1]	506	0.46
2021	404	0.37
2020	480	0.44

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Analysis of financialperformance in 2025Economic-operational environmentMacroeconomic indicators¹202520242025 x 2024GDP2.3%3.5%-1.2ppInflation4.3%4.8%-0.6ppAccumulated Selic rate14.3%10.9%3.5ppAverage exchange rate (R$/US$)5.595.393.5%Bent crude oil (US$/barrel)6881-15%¹ Source: Brazilian Central Bank and Bloomberg; for the 2024 GDP, Focus report of 01/02/2026The year 2025 was marked by increased geopolitical tensions, new episodes of instability in Ukraine and the Middle East, and increased tariff pressures from the United States. These factors intensified global uncertainty and contributed to distortions in value chains and the flow of essential goods.In Brazil, economic activity recorded estimate growth of 2.3%, showing signs of deceleration, particularly from the second half of 2025 onward. The monetary policy remained restrictive: the Central Bank’s Monetary Policy Committee (Copom) maintained the Selic rate at a high level throughout the year, closing the period at 15% per year.The fuel distribution market (gasoline, ethanol, and diesel) grew 3% in volume compared to 2024, with an increase of 3% in the Otto cycle and diesel, according to ANP data. Growth was driven by the favorable evolution of key economic indicators. Gasoline stood out with an increase of 5%, driven by the loss of competitiveness of ethanol. Diesel reached a new historical record, supported by the result of the agricultural sector in 2025.During the first half of 2025, irregular practices continued at an accelerated pace, especially the diversion of imported naphtha under a lower tax regime for sale as gasoline, and not as a biodiesel blend. However, in the second half, there was significant progress in actions to combat irregularities in the sector, with coordinated initiatives on regulatory and inspection fronts, which contributed to a gradual normalization in the competitive environment.In the LPG market, total volume grew by 1% compared to 2024, according to ANP data, due to the 2% increase in the bulk segment, supported by the greater dynamism of some industrial and service sectors, while the bottled segment showed resilience.In 2025, the liquid bulk storage sector in independent terminals decreased by 2% compared to 2024, according to ABTL data. The scenario for independent terminals was challenging, given that throughout the year, few arbitrage opportunities remained open long enough to enable competitive imports by non-integrated operators, in a context of lower international prices and a less pressured global market, coupled with volatile logistics costs. In this scenario, Petrobras also increased its imports to meet peak demand, which reduced the relative scope for imports from third parties.In 2025, the waterway transport market was favored by the robust performance of Brazilian agribusiness and the growing demand for more efficient logistics solutions. The rich supply of grains – particularly soybeans and corn – which recorded an 8% increase in exports compared to the previous year, strengthened flows through the Northern corridors, while iron ore handling grew more than 100% in the period. In a more favorable operating environment, with normalization of navigation conditions throughout the year, there was greater predictability of operations and a consistent increase in transported volumes compared to previous periods of restrictions.

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Considerations on thefinancial and operating informationThe financial information presented on this document was obtained from the financial statements prepared in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In May 2025, the Company became the controlling shareholder of Hidrovias, as per the Material Fact disclosed to the market, consolidating its results as of that date. From that moment, Hidrovias’ results began to be incorporated into Ultrapar’s EBITDA, while the period prior to the acquisition of control remained recorded using the equity method. As announced, Hidrovias completed the sale of its coastal navigation operation in November 2025 and therefore, the 4Q25 results only reflect one month of this operation, as the balances had been presented as a discontinued operation since 1Q25. Information on Ipiranga, Ultragaz and Ultracargo is presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar's consolidated information. Additionally, the financial and operational information is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that precede them.Information denominated EBIT (Earnings Before Interest and Taxes), EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization), Adjusted EBITDA, and Recurring Adjusted EBITDA is presented in accordance with Resolution 156, issued by the Brazilian Securities and Exchange Commission (“CVM”) on June 23, 2022.Adjusted EBITDA considers adjustments for usual business transactions that affect results but do not generate cash flow, such as amortization of customer bonuses, amortization of fair value adjustment and capital loss of associates, and the effect of mark-to-market of future energy contracts. For Recurring Adjusted EBITDA, the company excludes exceptional or non-recurring items, providing a more accurate and consistent view of its operational performance, avoiding distortions caused by unique or extraordinary events, whether positive or negative.

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Management Report 2025 The volume sold by Ipiranga totaled 23,923 thousand m³ in 2025, an increase of 1% when compared to 2024, with a 2% growth in the Otto cycle (greater share of gasoline in the product mix) and a 1% increase in diesel (mainly in spot markets). Net revenues were R$ 127,633 million (+5% vs. 2024), reflecting higher sales volume. Cost of goods sold totaled R$ 121,937 million (+6% vs. 2024), reflecting the increase in sales and the lower comparative base in 2024 due to the recognition of extraordinary tax credits in that period. Selling, general and administrative expenses totaled R$ 3,025 million, stable compared to 2024, even with the increase in freight costs due to volume growth, which were offset by operational efficiency initiatives. The other operating results line totaled R$ 341 million, an improvement of R$ 854 million compared to 2024, mainly due to lower costs with decarbonization credits and extraordinary tax credits. The line of results from disposal of assets totaled R$ 142 million (-15% vs. 2024), mainly due to higher sales of real estate assets and trucks. Ipiranga’s recurring EBITDA totaled R$ 3,462 million in 2025 (+4% vs. 2024), mainly reflecting improved volume and margin. 17

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Management Report 2025 The volume sold by Ultragaz totaled 1,711 tons in 2025, a reduction of 2% compared to 2024, as a result of a 4% drop in the bulk segment and a 1% drop in the bottled segment, due to the competitive dynamics of the market - which was impacted by the pass-through of cost increases from Petrobras auctions, in addition to lower demand from customers of the industrial segment. Net revenues were R$ 12,314 million (+9% vs. 2024), reflecting the pass-through of cost inflation, a favorable sales mix and the contribution of new energy sources to the result. Cost of goods sold totaled R$ 9,838 million (+11% vs. 2024), due to higher personnel expenses and higher costs in the new energies segment and freight. Selling, general and administrative expenses totaled R$ 1,054 million (+11% vs. 2024), reflecting higher personnel expenses and higher advertising and marketing expenses. The other operating results line totaled R$ 15 million in 2025, compared to R$ 83 million in 2024, mainly due to the lower effect of the write-off of the earn-out payable related to the acquisition of Stella. Recurring EBITDA was R$1,772 million in 2025 (+5% vs. 2024), reflecting the pass-through of cost inflation, a favorable sales mix and the contribution of new energy sources, which offset lower LPG volume and higher costs and expenses. 18

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Management Report 2025 Ultracargo’s average installed capacity was 1,090 thousand m³ in 2025 (+2% vs. 2024). The m³ sold was 15,647 thousand m³ (-9% vs. 2024), resulting from lower tank demand from our customers in fuel imports, partially offset by higher handling in Opla. Net revenues were R$ 1,021 million (-5% vs. 2024), reflecting the lower m³ sold, even with higher tariffs. Cost of services provided totaled R$ 443 million (+15% vs. 2024), due to higher personnel expenses, as well as higher depreciation expenses due to the completion of the expansions and pre-operational and initial costs of the operation in Palmeirante, which is still in the ramp-up phase. Selling, general and administrative expenses totaled R$ 167 million (-11% vs 2024), due to lower personnel expenses (mainly lower variable compensation, aligned with lower operating results). The other operating results line totaled R$ 7 million in 2025, compared R$ 14 million in 2024, reflecting the effect of customer indemnity revenues. The share of profit of subsidiaries line totaled R$ 3 million in 2025 (-17% vs. 2024) mainly due to lower results in Opla. EBITDA was R$ 585 million in 2025 (-12% vs 2024), reflecting the lower m³ sold and higher costs related to new operations, which are still in ramp-up, partially offset by higher tariffs and lower expenses. 19

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Management Report 2025 The total volume handled by Hidrovias in 2025 was 17,860 tons, a 22% increase compared to 2024, mainly reflecting the effects of the normalization of navigation conditions in the North and South corridors, operational improvements, in addition to the start and consolidation of salt operations in Santos. Net revenues ex-hedge accounting totaled R$ 2,465 million in 2025, a 41% increase compared to 2024, resulting from both the higher volume handled and tariff adjustments recorded during the period. Costs of services provided totaled R$ 1,128 million, compared to R$ 973 million in 2024, mainly reflecting the higher level of activity due to the normalized navigation of the period. General and administrative expenses totaled R$ 275 million in 2025 (+7% vs. 2024), due to a higher variable compensation provision aligned with the progression of results and reflecting the recognition of a non-recurring effect of the investment donation for the railway expedition in Santos in 2024. The results from disposal of assets line totaled R$ 253 million in the year, impacted by the completion of the sale of the coastal navigation operation in November, with the recognition of impairment and write-off of assets of this operation. Hidrovias’ recurring Adjusted EBITDA was R$ 1,125 million in 2025 (+95% vs. 2024), mainly due to improved navigation conditions in the North and South corridors, as well as advances in administrative and operational management that resulted in greater efficiency which more than offset the occasional negative effects related to the sale of the coastal navigation operation. 20

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Management Report 2025 R$ million ULTRAPAR – Income statement 2025 2024 ∆ (%) 2025 v 2024 Net revenues from sales and services 142,478 133,499 7% Cost of products sold and services provided (133,080) (123,812) 7% Gross profit 9,398 9,687 -3% Operating revenues (expenses) Selling and marketing (2,518) (2,500) 1% General and administrative (2,252) (1,872) 20% Results from disposal of assets (138) 172 -181% Other operating income (expenses), net 363 (414) 188% Operating income 4,852 5,073 -4% Financial result, net Financial income 1,586 881 80% Financial expenses (2,754) (1,813) 52% Total share of profit (loss) of subsidiaries, joint ventures and associates (67) (130) 49% Income before income and social contribution taxes 3,618 4,012 -10% Income and social contribution taxes Current (1,049) (1,125) -7% Deferred (27) (361) 93% Net income 2,542 2,526 1% Net income attributable to: Shareholders of Ultrapar 2,454 2,363 4% Non-controlling interests in subsidiaries 88 163 -46% EBITDA 6,356 6,117 4% Amortization of contractual assets with customers - exclusive rights 469 555 -15% Amortization of fair value adjustments on associates’ acquisition 2 2 -35% MTM of energy futures contracts (71) (64) -11% Hedge accounting 12 - n/a Adjusted EBITDA 6,767 6,610 2% Ipiranga¹ 4,277 4,445 -4% Ultragaz 1,721 1,817 -5% Ultracargo 585 668 -12% Hidrovias 2 450 (95)n/a Holding and other companies¹ Holding (186) (195) 4% Other companies (80) (31) -156% Extraordinary expenses/provisions and post-closing adjustments from the sales of Oxiteno and Extrafarma 32 2 n/a Elimination of the sale of the Rondonópolis base - - n/a Non-recurring items that affected EBITDA (-) Results from disposal of assets (Ipiranga) (142 (168) -15% (-) Credits and provisions (Ipiranga) (673) (934) -28% (-) Earn-out Stella (Ultragaz) 51 (54) 194% (-) Credits and provisions (Ultragaz) - (76) n/a (-) Assets write-off and Coastal Navigation impairment (Hidrovias) 207 - n/a (-) Extraordinary expenses/provisions and post-closing adjustments from the sales of Oxiteno and Extrafarma (32) (2) n/a Recurring Adjusted EBITDA 6,179 5,377 15% Ipiranga1 3,462 3,343 4% Ultragaz 1,772 1,687 5% Ultracargo 585 668 -12% Hidrovias2 657 (95) n/a Holding and other companies¹ Holding (219) (195) -12% Other companies (80) (31) -156% Depreciation and amortization³ 2,041 1,731 18% ¹ Balances prior to 2024 restated between the Ipiranga segments and other companies, reflecting the new organizational structure of KMV (formerly abastece aí) 2 Values related to the “share of profit (loss) of subsidiaries, joint ventures and associates” in Hidrovias 3 Includes amortization with contractual assets with customers – exclusive rights 21

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Management Report 2025 Ultrapar recorded net revenues of R$ 142,478 million (+7% vs. 2024), mainly reflecting higher revenues from Ipiranga and Ultragaz, as well as the consolidation of Hidrovias from May 2025. Cost of goods sold and services provided totaled R$ 133,080 million (+7% vs. 2024), due to increased costs at Ipiranga, Ultragaz and Ultracargo, and the consolidation of Hidrovias. Gross profit therefore amounted to R$ 9,398 million (-3% vs. 2024). Selling, general and administrative expenses totaled R$ 4,770 million (+9% vs. 2024), mainly due to higher personnel expenses and the effect of the consolidation of Hidrovias. The other operating results line recorded R$ 363 million, an improvement of R$ 777 million compared to 2024, mainly due to lower expenses with decarbonization credits, extraordinary tax credits, and lower impact from the write-off of the earn-out payable related to the acquisition of Stella. The result from disposal of assets line totaled a negative R$ 138 million, a decrease of R$ 310 million compared to 2024, explained by the decrease in earn-out payable related to the acquisition of Stella and the sale of Hidrovias’ coastal navigation operation. Ultrapar’s recurring Adjusted EBITDA totaled R$ 6,179 million (+15% vs. 2024), mainly due to better results from Ipiranga, Ultragaz and Hidrovias, partially offset by lower EBITDA at Ultracargo. Total depreciation and amortization expenses were R$ 2,041 million (+18% vs. 2024), mainly reflecting the consolidation of Hidrovias. Ultrapar reported net financial expenses of R$ 1,168 million, compared to R$ 932 million in 2024, reflecting the increase in net debt due to the consolidation of Hidrovias and the increase in CDI. Ultrapar’s net income totaled R$ 2,542 million, stable compared to 2024.

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Management Report 2025 Results from the Holding and other companies Ultrapar recorded a negative result of R$ 267 million in 2025 (vs. negative result of R$ 224 million in 2024), comprised of (i) R$ 219 million in negative result from the Holding (vs. a negative R$ 195 million in 2024), (ii) R$ 80 million in negative EBITDA from other companies, mainly driven by Refinaria Riograndense, which recorded a negative result of R$ 78 million, affected by extraordinary effects (R$ 31 million) related to the write off of deferred credits and assets (vs. a negative R$ 28 million in 2024), and (iii) positive one-off provisions of R$ 32 million related to the divestments of Oxiteno and Extrafarma. Share of profit (loss) of subsidiaries, joint ventures and associates for Hidrovias In May 2025, the Company became the controlling shareholder of Hidrovias, as per the Material Fact, consolidating its results as of that date. From that moment, Hidrovias’ results began to be incorporated into Ultrapar’s EBITDA, while the period prior to the acquisition of control remained recorded using the equity method. Given this context, a negative result of R$ 67 million was recorded in share of profit (loss) of subsidiaries, joint ventures and associates in 2025, compared to a negative result of R$ 130 million in 2024. Indebtedness Ultrapar ended 2025 with total net debt of R$ 12,148 million (1.7x Adjusted LTM EBITDA1) compared to R$ 7,756 million on December 31, 2024 (1.4x Adjusted LTM EBITDA1). The increase in leverage mainly reflects the consolidation of control of Hidrovias, the anticipation of R$ 1,087 million in dividends paid in December 2025, and the record level of organic investments, in addition to the R$ 1,011 million reduction in the balance of reverse factoring – due to its replacement with lower-cost debt. Considering reverse factoring in the debt composition, 2024 leverage would have been 1.6x. 1 Adjusted LTM EBITDA does not include closing adjustments from the sale of Extrafarma and extraordinary tax credits 23

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Management Report 2025 Investments Organic investments by business R$ million The investment amount for Hidrovias do Brasil presented for 2025 reflects the period from May to December, following the acquisition of control and the effective consolidation In 2025, Ultrapar invested R$ 2,542 million, of which R$ 1,279 million (50%) was allocated to business expansion and R$ 1,264 million to maintenance and other investments. The 15% increase compared to the amount invested in 2024 is mainly explained by the consolidation of Hidrovias. Ipiranga invested R$ 1,272 million in 2025, primarily allocated to the expansion and maintenance of service station and franchise networks, logistics infrastructure, and technology platform upgrades. Of the total investments, R$ 584 million refers to additions to fixed and intangible assets, R$ 647 million to contractual assets with customers (exclusivity rights), and R$ 41 million to installments of financing granted to customers and rent advances, net of receipts. Ultragaz invested R$ 440 million in 2025, mainly in facilities for new bulk customers, expansion into new energy sectors, acquisition and replacement of bottles, and maintenance and safety of existing operations. Ultracargo’s investments totaled R$ 523 million in 2025, mainly focused on the expansion projects at the terminals in Itaqui, Suape, Opla, Santos and Rondonopolis, as well as recurring investments aimed at operational maintenance and safety. Hidrovias’ investments totaled R$ 235 million in 2025, concentrated on modular expansion in the North corridor, including the sheerlegs that will be used at the TUP, in addition to investments in asset maintenance and docking of HB Tucunaré in coastal navigation. For 2026, Ultrapar’s consolidated investment plan totals R$ 2,617 million (+3% vs. 2025), with R$ 1,110 million allocated to expansion investments and R$ 1,507 million to maintenance and other investments. Further details of the plan can be found in the Market Announcement released on February 4, 2026, available on the Investor Relations website. 24

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Management Report 2025 Relationship with independent auditors The Company has a policy for hiring the services to be provided by independent auditors guaranteeing that there is no conflict of interest, loss of independence or objectivity in the auditing services of the financial statements. Pursuant to CVM Resolution 162/22, we inform that during the fiscal year 2025, we did not contract our independent auditors to perform work other than the audit of the financial statements. Deloitte started its external audit services for Ultrapar in 2022. 25

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4Q25 Earnings Release

São Paulo, March 4, 2026 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: (UGP, “Company” or “Ultrapar”), operating in energy, mobility, and logistics infrastructure through Ultragaz, Ipiranga, Ultracargo and Hidrovias do Brasil (B3: HBSA3), today announces its results for the fourth quarter of 2025.

	Net revenue	Adjusted EBITDA¹	Recurring Adjusted EBITDA¹	Net income	Cash generation from operations
4Q25	R$ 38.0 billion	R$ 1.6 billion	R$ 1.7 billion	R$ 256 million	R$ 2.4 billion

2025	R$ 142.5 billion	R$ 6.8 billion	R$ 6.2 billion	R$ 2.5 billion	R$ 5.5 billion

The table above considers the sum of the balances of continuing and discontinued operations.

¹ Accounting adjustments and non-recurring items described in the EBITDA calculation table – page 2.

Highlights

  Continuity of Ultrapar’s good operating results
-	Highest recurring adjusted EBITDA ever reported in a fourth quarter.
-	Record operating cash generation, totaling R$ 5.5 billion in 2025, reflecting solid business performance and a lower working capital requirement.
-	Financial strength, with leverage maintained at 1.7x, driven by strong cash generation, even after the anticipation of dividends of R$ 1.1 billion in December. Excluding this effect, leverage would have been 1.5x.
  Distribution of R$ 1.1 billion in dividends in December corresponding to R$ 1.00 per common share, totaling R$ 1.4 billion related to 2025 (R$ 1.3 per share and dividend yield of 7%).
  Advances in the institutional agenda
-	A significant milestone in combating irregularities in the fuel sector, with the approval of the persistent debtor and the single-phase taxation, strengthening fair competition and regulatory certainty.
-	Approval of the “Gás do Povo”, strengthening the sector’s safety and regulatory framework.
  Advances in the growth, productivity and value-creation agenda:
-	Completion of the expansion of the Rondonópolis base, adding 15 thousand m³ of capacity at Ultracargo from January 2026.
-	Completion of the acquisition of a 37.5% stake in Virtu Participações in January 2026.
-	Completion of the Ultracargo’s SAP migration to SAP4HANA in February 2026.
-	Disclosure of Ultrapar’s organic investment plan of up to R$ 2.6 billion for 2026, aimed at business expansion, maintenance, safety and operational efficiency.
-	Contracting approximately R$ 260 million in subsidized credit lines to fund expansion projects, at a weighted average cost equivalent to 87% CDI.

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4Q25

Considerations on the financial and operational information

The financial information presented on this document were extracted from the financial statements prepared in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards IFRS issued by the IASB.

Information on Ipiranga, Ultragaz, Ultracargo, and Hidrovias is presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that preceded them.

Information denominated EBIT (Earnings Before Interest and Taxes on Income and Social Contribution on Net Income), EBITDA (Earnings Before Interest, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization); Adjusted EBITDA and recurring Adjusted EBITDA is presented in accordance with Resolution 156, issued by the CVM in June 2022.

Adjusted EBITDA considers adjustments from usual business transactions that impact the results but do not have potential cash generation, such as the amortization of contractual assets with customers, amortization of fair value adjustments and capital loss of associates, and the mark-to-market of energy future contracts. Regarding recurring Adjusted EBITDA, the Company excludes exceptional or non-recurring items, providing a more accurate and consistent view of its operational performance, avoiding distortions caused by exceptional events, whether positive or negative. The calculation of EBITDA from net income is detailed in the table below.

In May 2025, the Company became the controlling shareholder of Hidrovias, as per the Material Fact disclosed to the market, consolidating its results as of that date. From that moment, Hidrovias’ results began to be incorporated into Ultrapar’s EBITDA, while the period prior to the acquisition of control remained recorded using the equity method. As announced, Hidrovias completed the sale of its coastal navigation operation in November 2025; therefore, the 4Q25 results only reflect one month of this operation, as the balances had been presented as a discontinued operation since 1Q25.

126

4Q25

R$ million

ULTRAPAR	Quarter			Year
	4Q25	4Q24	3Q25	2025	2024
Net Income	256	881	772	2,542	2,526
(+) Income and social contribution taxes	232	776	255	1,076	1,486
(+) Net financial (income) expenses	556	335	401	1,168	932
(+) Depreciation and amortization¹	432	299	449	1,570	1,173
EBITDA	1,476	2,291	1,878	6,356	6,117
Accounting adjustment
(+) Amortization of contractual assets with customers – exclusive and amortization of fair value adjustments on associates’ acquisition	131	153	121	471	557
(+) MTM of energy futures contracts	(46)	(64)	(58)	(71)	(64)
(+/-) Hedge accounting	2	-	6	12	-
Adjusted EBITDA	1,562	2,379	1,946	6,767	6,610
Ipiranga	1,161	1,841	1,085	4,277	4,445
Ultragaz	423	554	463	1,721	1,817
Ultracargo	144	169	134	585	668
Hidrovias²	(66)	(104)	332	450	(95)
Holding and other companies
Holding	(58)	(50)	(51)	(219)	(195)
Other companies	(42)	(17)	(17)	(80)	(31)
Extraordinary expenses/provisions from divestments	-	(14)	-	32	2
Non-recurring items that affected EBITDA
(-) Results from disposal of assets (Ipiranga)	(95)	(63)	(7)	(142)	(168)
(-) Credits and provisions (Ipiranga)	-	(934)	(185)	(673)	(934)
(-) Earn-out Stella (Ultragaz)	51	(37)	-	51	(54)
(-) Credits and provisions (Ultragaz)	-	(76)		-	(76)
(-) Extraordinary expenses/provisions from divestments	-	14	-	(32)	(2)
(-) Assets write-off and Coastal Navigation impairment (Hidrovias)	226	-	29	207	-
Recurring adjusted EBITDA	1,745	1,284	1,783	6,179	5,377
Ipiranga	1,066	844	892	3,462	3,343
Ultragaz	474	441	463	1,772	1,687
Ultracargo	144	169	134	585	668
Hidrovias²	160	(104)	361	657	(95)
Holding and other companies
Holding	(58)	(50)	(51)	(219)	(195)
Other companies	(42)	(17)	(17)	(80)	(31)

1 Does not include amortization of contractual assets with customers – exclusive rights.

22024 figures refer to the equity income from Hidrovias’ stake.

127

4Q25

Message from Management

The year 2025 was marked by Ultrapar’s significant evolution, with strategic clarity and solid results. Our main business delivered good operational results, even in an environment of volatility and uncertainty.

Ultragaz maintained its growth, and Ipiranga recorded strong expansion, mainly driven by the recovery of the market following measures to combat irregularities in the sector during the second half of the year. Ultracargo was also affected by this environment of irregularities in the first half and had a year of record expansions and higher pre-operational costs, which resulted in a temporary contraction in results.

We took over the control of Hidrovias in 2025, intensifying integration and accelerating the implementation of the Ultra Management Model based on disciplined capital allocation, agile and robust governance, and operational efficiency. We have also completed the sale of the coastal navigation operation, strengthening Hidrovias’ financial structure and focusing on businesses with greater synergy and value creation potential. Hidrovias delivered record results in 2025, in volume, recurring EBITDA and operating cash flow.

Operational cash flow generation reached R$ 5.5 billion, a record level for Ultrapar. This performance allowed the Company to maintain comfortable financial leverage, even after record organic investments, acquisition of Hidrovias’ control, and the distribution of R$ 1.1 billion in extraordinary dividends in December. We ended the year with net revenues of R$ 142.5 billion, record recurring EBITDA of R$ 6.2 billion and net income of R$ 2.5 billion, demonstrating the resilience of the portfolio and the Company’s financial and strategic discipline.

We completed the planned leadership transition for the positions of Chief Executive Officer and Chief Financial and Investor Relations Officer, and implemented Boards of Directors in the businesses, strengthening agility, autonomy and accountability. These actions reaffirm and consolidate Ultrapar’s strategy as a shareholder and capital allocator focused on long‑term value creation, supported by robust governance. As a result, Ultrapar’s Board now concentrates its efforts on capital allocation, portfolio management and development of talent aligned with our culture.

As part of Ultrapar’s strategic review as a holding company focused on long term value creation, we also reviewed the material topics and updated the 2030 Sustainability Plan, aligning it with the most relevant issues for the growth and longevity of our businesses.

We announced our investment plan for 2026, totaling up to R$ 2.6 billion. Of this amount, R$ 1.1 billion will be allocated to expansion projects across all businesses, while the remaining amount will be directed to maintenance and modernization of assets, focusing on efficiency and safety, in addition to investments in technology platforms at Ipiranga, Ultragaz and Hidrovias.

We entered 2026 facing a challenging global environment, marked by geopolitical tensions and economic volatility. We are prepared to navigate this context and seize opportunities, with an engaged team, strengthened businesses, and a constant focus on operational efficiency, financial discipline, innovation and sustainable growth. We will continue our journey of growth and value creation.

We thank our customers, suppliers, shareholders and partners for their trust. We especially thank all employees for their dedication and commitment throughout the year.

Marcos Marinho Lutz	Rodrigo de Almeida Pizzinatto
Chairman of the Board of Directors	Chief Executive Officer

128

4Q25

R$ million

ULTRAPAR	Quarter					Year
	4Q25	4Q24	3Q25	4Q25 x 4Q24	4Q25 x 3Q25	2025	2024	2025 x 2024
Net revenue	37,973	35,401	37,088	7%	2%	142,478	133,499	7%
Cost of products sold	(35,372)	(32,166)	(34,588)	10%	2%	(133,080)	(123,812)	7%
Gross profit	2,600	3,236	2,501	-20%	4%	9,398	9,687	-3%
Selling, general and administrative	(1,286)	(1,113)	(1,175)	16%	9%	(4,770)	(4,372)	9%
Results from disposal of assets	(100)	66	(16)	n/a	n/a	(138)	172	n/a
Other operating income (expenses), net	(131)	(77)	127	70%	n/a	363	(414)	n/a
Adjusted EBITDA	1,562	2,379	1,946	-34%	-20%	6,767	6,610	2%
Recurring Adjusted EBITDA¹	1,745	1,284	1,783	36%	-2%	6,179	5,377	15%
Depreciation and amortization²	(563)	(452)	(570)	25%	-1%	(2,041)	(1,731)	18%
Financial Results	(556)	(335)	(401)	66%	38%	(1,168)	(932)	25%
Net income	256	881	772	-71%	-67%	2,542	2,526	1%
Investments	826	776	756	6%	9%	2,542	2,213	15%
Cash flow from operating activities	2,382	2,231	2,129	7%	12%	5,453	3,736	46%

¹ Non-recurring items described in the EBITDA calculation table – page 2

² Includes amortization of contractual assets with customers – exclusive rights and amortization of fair value adjustments on associates acquisition

Net revenues – Total of R$ 37,973 million (+7% vs 4Q24), mainly reflecting higher revenues of Ipiranga and the consolidation of Hidrovias. Compared to 3Q25, there was a 2% increase, due to Ipiranga’s growth, partially offset by the seasonality effect on Hidrovias’ operations. In 2025, net revenues totaled R$ 142,478 million. (+7% vs 2024).

Recurring adjusted EBITDA – Total of R$ 1,745 million (+36% vs 4Q24), highlighting Ipiranga’s and Ultragaz’s better results and the consolidation of Hidrovias’ result. Compared to 3Q25, there was a 2% decrease, reflecting the seasonality of Hidrovias’ operations, partially offset by Ipiranga’s growth. In 2025, recurring Adjusted EBITDA totaled R$ 6,179 million (+15% vs 2024).

Results from the Holding and other companies – Negative result of R$ 100 million, comprising: (i) R$ 58 million in Holding expenses, and (ii) R$ 42 million from the other companies, mainly due to the negative result of R$ 42 million at Refinaria Riograndense, impacted by a one-off write-down of deferred tax credits and assets totaling R$ 31 million. For the full year, there was a negative result of R$ 267 million, consisting of: (i) R$ 219 million from the Holding (vs. R$ 195 million in 2024), (ii) R$ 80 million from the other companies, of which R$ 78 million from Refinaria Riograndense (vs. R$ 31 million and R$ 28 million from Refinaria Riograndense in 2024), and (iii) positive one-off provisions of R$ 32 million related to the sales of Oxiteno and Extrafarma.

Depreciation and amortization – Total of R$ 563 million (+25% vs 4Q24), mainly reflecting the effects of the consolidation of Hidrovias. Depreciation and amortization remained practically stable compared to 3Q25. In 2025, depreciation and amortization expenses totaled R$ 2,041 million (+18% vs 2024).

Financial result – Expenses of R$ 556 million (-R$ 221 million vs 4Q24) mainly resulting from i) the higher net debt due to the consolidation of Hidrovias, ii) increase in CDI and iii) negative one-off mark-to-market effect of -R$ 164 million in 4Q25 (vs -R$ 131 million in 4Q24). Compared to 3Q25, there was a worsening of R$ 155 million, mainly due to the positive effect from the monetary adjustment of extraordinary tax credits recognized in 3Q25 and the higher negative mark-to-market effect (-R$61 million in 3Q25). In 2025, financial expenses totaled R$ 1,168 million (-R$ 236 million vs 2024).

Net income – Total of R$ 256 million (which includes the negative effect of R$ 183 million, mainly related to the write-off of coastal navigation assets, whose sale was completed in November), compared to R$ 881 million in 4Q24 (which includes the positive effect of R$ 711 million of extraordinary tax credits and the one-off negative effect of R$ 124 million from KMV’s deferred income tax). Excluding these extraordinary effects, net income would have been R$ 439 million, an increase of 49%, reflecting the period’s record operating result, despite higher depreciation and amortization and a weaker financial result. Compared to 3Q25, net income decreased by R$ 516 million, mainly reflecting the positive effect from the recognition of extraordinary tax credits in 3Q25, as well as Hidrovias’ seasonally weaker results and the negative effects from the sale of coastal navigation, which were partially offset by higher EBITDA. In 2025, net income totaled R$ 2,542 million (+1% vs 2024).

129

4Q25

Cash flow from operating activities – Operating cash flow of R$ 5,453 million in 2025, the highest in Ultrapar’s history, demonstrating the strong conversion of EBITDA into cash, surpassing the R$ 3,736 million generated in 2024. The performance reflects better operating results, the consolidation of Hidrovias, and lower working capital needs — supported by more efficient inventory management and a more favorable supplier mix at Ipiranga - partially offset by the settlement of R$ 1.0 billion in draft discount for suppliers. In addition, income tax disbursements were lower in 2025, totaling R$ 124 million compared to R$ 309 million in 2024.

R$ million

IPIRANGA	Quarter					Year
	4Q25	4Q24	3Q25	4Q25 x 4Q24	4Q25 x 3Q25	2025	2024	2025 x 2024
Total volume (‘000 m³)	6,443	6,013	6,170	7%	4%	23,923	23,570	1%
Diesel	3,162	2,974	3,284	6%	-4%	12,146	12,023	1%
Otto cycle	3,171	2,941	2,770	8%	14%	11,340	11,148	2%
Others¹	109	99	116	11%	-6%	436	399	9%
Net revenues	34,128	32,097	32,975	6%	3%	127,633	121,336	5%
Cost of products sold and service provided	(32,489)	(29,789)	(31,595)	9%	3%	(121,937)	(114,730)	6%
Gross profit	1,639	2,308	1,380	-29%	19%	5,696	6,606	-14%
Gross margin (R$/m³)	254	384	224	-34%	14%	238	280	-15%
Selling, general and administrative	(799)	(729)	(691)	10%	16%	(3,025)	(3,019)	0%
Results from disposal of assets	95	63	7	50%	n/a	142	168	-15%
Other operating income (expenses), net	(65)	(114)	115	-43%	-156%	341	(513)	-166%
Adjusted EBITDA	1,161	1,841	1,085	-37%	7%	4,277	4,445	-4%
Adjusted EBITDA margin (R$/m³)	180	306	176	-41%	3%	179	189	-5%
Non-recurring²	(95)	(997)	(193)	-90%	-51%	(814)	(1,101)	-26%
Recurring Adjusted EBITDA	1,066	844	892	26%	20%	3,462	3,343	4%
Recurring Adjusted EBITDA margin (R$/m³)	165	140	145	18%	15%	145	142	2%
Depreciation and amortization³	287	316	283	-9%	1%	1,135	1,212	-6%
Recurring Adjusted LTM EBITDA	3,462	3,343	3,240	4%	7%	3,462	3,343	4%
Recurring Adjusted LTM EBITDA margin (R$/m³)	145	142	138	2%	5%	145	142	2%

¹ Fuel oils, arla 32, kerosene, lubricants and greases ² Non-recurring items described in the EBITDA calculation table – page 3

³ Includes amortization with contractual assets with customers – exclusive rights

Operational performance – Volume sold increased by 7% compared to 4Q24, with a 8% increase in the Otto cycle and 6% in diesel (higher volume in spot), reflecting the market recovery amid the advance in combating irregularities, essential for a fairer competitive environment. Compared to 3Q25, volume increased by 4%, driven by a 14% growth in the Otto cycle, partially offset by a 4% reduction in diesel fuel, reflecting seasonality. In 2025, the sales volume totaled 23,923 thousand m³ (+1% vs 2024).

Net revenues – Total of R$ 34,128 million (+6% vs 4Q24 and +3% vs 3Q25), reflecting higher sales volume in the period. In 2025, net revenues were R$ 127,633 million (+5% vs 2024).

Cost of goods sold – Total of R$ 32,489 million (+9% vs 4Q24), growth due to the higher sales volume and the extraordinary tax credits of R$ 934 million recognized in 4Q24. Compared to 3Q25, there was a 3% increase, consistent with the growth in net revenues. For the year, cost of goods sold totaled R$ 121,937 million (+6% vs 2024).

Selling, general and administrative expenses – Total of R$ 799 million (+10% vs 4Q24), mainly due to higher freight expenses, resulting from the increased sales volume, and the higher provision for variable compensation, in line with the progression of results. Compared to 3Q25, there was a 16% increase, mainly explained due to higher marketing expenses, as well as lower level of contingencies presented in 3Q25. In 2025, expenses totaled R$ 3,025 million (stable vs 2024).

Result from disposal of assets – Total of R$ 95 million (+R$ 32 million vs 4Q24 and +R$ 88 million vs 3Q25), mainly due to higher sale of real estate assets and trucks in the period. In 2025, the result from the disposal of assets totaled R$ 142 million (-R$ 26 million vs 2024).

130

4Q25

Other operating results – Negative result of R$ 65 million (improvement of R$ 49 million vs 4Q24) due to lower expenses with decarbonization credits given the lower price level. Compared to 3Q25, there was a worsening of R$ 180 million, due to the positive effect of R$ 185 million from extraordinary tax credits in the previous quarter. In 2025, other operating results totaled R$ 341 million (+R$ 854 million vs 2024).

Recurring Adjusted EBITDA – Total of R$ 1,066 million (+26% vs 4Q24 and +20% vs 3Q25), due to: (i) higher volumes, (ii) better margins, driven by the recovery of the market amid progress in addressing irregularities, which is essential for a fairer competitive environment, partially offset by higher expenses. In 2025, recurring Adjusted EBITDA totaled R$ 3,462 million (+4% vs. 2024).

R$ million

ULTRAGAZ	Quarter					Year
	4Q25	4Q24	3Q25	4Q25 x 4Q24	4Q25 x 3Q25	2025	2024	2025 x 2024
Total volume (‘000 ton)	426	435	446	-2%	-4%	1,711	1,747	-2%
Bottled	280	282	289	0%	-3%	1,103	1,113	-1%
Bulk	146	154	157	-5%	-7%	608	633	-4%
Net revenues	3,115	3,068	3,209	2%	-3%	12,314	11,288	9%
Cost of products sold	(2,432)	(2,321)	(2,531)	5%	-4%	(9,838)	(8,895)	11%
Gross profit	683	747	678	-9%	1%	2,475	2,393	3%
Selling, general and administrative	(274)	(271)	(270)	1%	1%	(1,054)	(951)	11%
Results from disposal of assets	(46)	3	0	n/a	n/a	(63)	4	n/a
Other operating income (expenses), net	(6)	45	4	-113%	n/a	15	83	-81%
Operating income	357	524	413	-32%	-14%	1,374	1,529	-10%
MTM of energy futures contracts	(46)	(64)	(58)	-28%	-20%	(71)	(64)	n/a
Adjusted EBITDA¹	423	554	463	-24%	-9%	1,721	1,817	-5%
Adjusted EBITDA margin (R$/ton)	992	1,272	1,039	-22%	-5%	1,006	1,040	-3%
Non-recurring²	51	(113)	-	-145%	n/a	51	(130)	-139%
Recurring Adjusted EBITDA	474	441	463	7%	2%	1,772	1,687	5%
Recurring Adjusted EBITDA margin (R$/ton)	1,112	1,014	1.039	10%	7%	1,036	966	7%
Depreciation and amortization²	113	94	108	21%	5%	418	351	19%
Recurring Adjusted LTM EBITDA	1,772	1,687	1,740	5%	2%	1,772	1,687	5%
Recurring Adjusted LTM EBITDA margin (R$/ton)	1,036	966	1,011	7%	2%	1,036	966	7%

1 Includes contribution from the result of new energies

2 Non-recurring items described in the EBITDA calculation table – page 2

Operational performance – The volume of LPG sold totaled 426 thousand tons in 4Q25 (-2% vs 4Q24), with a 5% decrease in the bulk segment (mainly in the industry segment) and the stability in the bottled segment. Compared to 3Q25, the volume was 4% lower, reflecting seasonality between the periods. In 2025, sales volume reached 1,711 thousand tons (-2% vs 2024).

Net revenues – Total of R$ 3,115 million (+2% vs 4Q24), mainly due to pass-through of inflation and the increased costs of LPG, in addition to higher contribution of the new energy segment, partially offset by the lower volume in the bulk segment. Compared to 3Q25, there was a 3% decrease, reflecting seasonality, partially offset by the improvement in the new energy segment. In 2025, net revenues were R$ 12,314 million (+9% vs 2024).

Cost of goods sold – Total of R$ 2,432 million (+5% vs 4Q24), mainly due to higher LPG costs (impacted by the extraordinary credit of R$ 76 million in 4Q24) and higher costs related to the new energies segment. Compared to 3Q25, COGS decreased by 4%, driven by lower sales volume. Compared to 3Q25, COGS decreased by 4%, due to lower sales volume. In 2025, the cost of goods sold totaled R$ 9,838 million (+11% vs 2024).

131

4Q25

Selling, general and administrative expenses – Total of R$ 274 million (+1% vs 4Q24 and +1% vs 3Q25), reflecting higher expenses with new energy-related services, partially offset by reductions in personnel. In 2025, SG&A totaled R$ 1,054 million (+11% vs 2024).

Result from disposal of assets – Negative result of R$ 46 million (-R$ 49 million vs 4Q24 and -R$ 46 million vs 3Q25), due to the write-off of the investment goodwill (impairment) of Stella, reflecting the expected results. In 2025, the result from disposal of assets was negative by R$ 63 million, a worsening of R$ 67 million compared to 2024.

Other operating results – Negative result of R$ 6 million (-R$ 51 million vs 4Q24, as result of the reversal of the earn-out from the acquisition of Stella). Compared to 3Q25, there was a decrease of R$ 10 million due to contractual adjustments.

Recurring Adjusted EBITDA – Total of R$ 474 million (+7% vs 4Q24 and +2% vs 3Q25), mainly due to the pass-through of inflation and more favorable sales mix, which offset the lower volume pf LPG. For the year, recurring Adjusted EBITDA totaled R$ 1,772 million (+5% vs 2024).

R$ million

ULTRACARGO	Quarter					Year
	4Q25	4Q24	3Q25	4Q25 x 4Q24	4Q25 x 3Q25	2025	2024	2025 x 2024
Installed capacity[1] (‘000 m³)	1,131	1,067	1,097	6%	3%	1,090	1,067	2%
m³ sold (‘000 m³)	4,074	4,283	3,845	-5%	6%	15,647	17,143	-9%
Net revenues	261	283	243	-8%	8%	1,021	1,076	-5%
Cost of service provided	(120)	(102)	(115)	18%	4%	(443)	(387)	15%
Gross profit	141	181	127	-22%	11%	578	689	-16%
Gross margin (%)	54%	64%	52%	-10.0p.p.	1.6p.p.	57%	64%	-7.5p.p.
Selling, general and administrative	(38)	(52)	(41)	-26%	-8%	(167)	(187)	-11%
Results from disposal of assets	(1)	0	(0)	n/a	n/a	(0)	(0)	n/a
Other operating income (expenses), net	(3)	2	3	n/a	n/a	7	14	-49%
Adjusted EBITDA	144	169	134	-15%	7%	585	668	-12%
Adjusted EBITDA margin (%)	55%	60%	55%	-4.8p.p.	-0.2p.p.	57%	62%	-4.8p.p.
Adjusted EBITDA margin (R$/m³ capacity)	42	53	41	-20%	4%	45	52	-14%
Depreciation and amortization[2]	45	37	46	22%	-2%	166	151	10%
Adjusted LTM EBITDA	585	668	611	-12%	-4%	585	668	-12%
Adjusted LTM EBITDA margin (%)	57%	62%	59%	-4.8p.p.	-1.3p.p.	57%	62%	-4.8p.p.

1 Monthly average

2 Includes amortization of fair value adjustments on associates’ acquisition

132

4Q25

Operational performance – The average installed capacity increased by 6% compared to 4Q24, with the addition of (i) 23 thousand m³ in Palmeirante in 3Q25, (ii) 7 thousand m³ in Rondonópolis in 3Q25 and (iii) 34 thousand m³ in Santos in 4Q25, expansions in ramp-up phase. The m3 sold was 5% lower than in 4Q24, reflecting lower demand for storage in fuel imports by our customers, mainly in Itaqui and Santos, partially offset by higher handling in Opla. Compared to 3Q25, the billed volume increased by 6%, highlighting the gradual handling recovery in Santos. In 2025, the total billed volume was 15,647 thousand m³ (-9% vs 2024).

Net revenues – Total of R$ 261 million (-8% vs 4Q24), mainly reflecting the lower volume and less favorable sales mix in 2025. Compared to 3Q25, revenues increased by 8%, mainly due to higher sales volume. In 2025, net revenues were R$ 1,021 million (-5% vs 2024).

Cost of services provided – Total of R$ 120 million (+18% vs 4Q24), with pre-operational and initial costs of new operations, higher personnel expenses due to the period of adjustments of collective bargaining agreements, and higher depreciation expenses due to the completion of expansions. Compared to 3Q25, there was a 4% increase, reflecting higher personnel costs and variable costs due to higher handling. In 2025, cost of services provided totaled R$ 443 million (+15% vs 2024).

Selling, general and administrative expenses – Total of R$ 38 million (-26% vs 4Q24 and -8% vs 3Q25), result of lower personnel expenses (mainly due to lower variable compensation provision, reflecting lower operating result), as well as lower expenses related to expansion projects. In 2025, SG&A totaled R$ 167 million (-11% vs 2024).

Adjusted EBITDA – Total of R$ 144 million (-15% vs 4Q24), mainly reflecting the lower billed volume and higher costs, partially offset by lower expenses. Compared to 3Q25, there was a more positive trend, with a 7% increase, explained by the gradual recovery in demand for storage in fuel imports by our customers.  In 2025, Adjusted EBITDA was R$ 585 million (-12% vs 2024).

R$ million

HIDROVIAS DO BRASIL	Quarter					Year
	4Q25	4Q24	3Q25	4Q25 x 4Q24	4Q25 x 3Q25	2025	2024	2025 x 2024
Total volume (thousand ton)	3,593	2,174	5,182	65%	-31%	17,860	14,663	22%
Net Revenue	507	235	705	115%	-28%	2,438	1,656	47%
Net operating revenue	509	265	711	92%	-28%	2,465	1,749	41%
Hedge accounting	(2)	(30)	(6)	-94%	-68%	(27)	(93)	-71%
Operating costs	(278)	(208)	(300)	34%	-7%	(1,128)	(973)	16%
Depreciation and amortization (costs)	(85)	(130)	(83)	-34%	3%	(341)	(371)	-8%
Gross profit	144	(102)	322	n/a%	-55%	968	312	n/a
Gross margin (%)	28%	-43%	46%	72 p.p.	-17 p.p.	40%	19%	21 p.p.
General and administrative	(89)	(57)	(76)	56%	17%	(275)	(256)	7%
Depreciation and amortization (expenses)	(7)	17	(7)	n/a	0%	(31)	(48)	-35%
Results from disposal of assets	(148)	(110)	(23)	35%	n/a%	(253)	(111)	128%
Other operating income (expenses), net	(58)	11	3	n/a	n/a%	(43)	32	n/a
Adjusted EBITDA	(66)	(107)	332	38%	-120%	790	449	76%
Adjusted EBITDA margin (%)	-13%	-40%	47%	27 p.p.	-60 p.p.	32%	26%	6 p.p.
Non-recurring[1]	226	99	29	n/a	n/a%	335	129	159%
Recurring Adjusted EBITDA	160	(8)	361	n/a	-56%	1,125	578	95%
Recurring adjusted EBITDA margin (%)	31%	-3%	51%	-10 p.p.	-19 p.p.	46%	33%	13 p.p.
Depreciation and amortization	92	114	90	-19%	2%	373	419	-11%

1 Non-recurring items for 4Q25 are described in the EBITDA calculation table – page 2. Regarding the comparative periods, non-recurring items can be consulted directly in the Earnings Release, on the company’s website. Results Center - Hidrovias IR

The table above presents Hidrovias’ full results since January 2024, as disclosed by the company on its Investor Relations website. The figures were maintained as originally published, reflecting the complete quarterly results.

133

4Q25

Operational performance – Total volume handled was 3,593 thousand tons (+65% vs 4Q24), highlighting the normalization of navigation and the resulting recovery of volumes, in addition to operational improvements. Compared to 3Q25, there was a 31% decrease in volume, explained by the seasonality of the period. For the year, the volume handled reached 17,860 thousand tons (+22% vs 2024).

Net revenue (ex-hedge accounting) – Total of R$ 509 million (+92% vs 4Q24), mainly reflecting the higher volume handled and improved tariffs. Compared to 3Q25, there was a 28% decrease, in line with the historical seasonality. In 2025, net revenues totaled R$ 2,465 million (+41% vs 2024).

Cost of services provided – Total of R$ 363 million (+8% vs 4Q24 and -5% vs 3Q25). Excluding depreciation and amortization expenses, they totaled R$ 278 million in 4Q25 (+34% vs 4Q24 and -7% vs 3Q25), mainly reflecting the activity level of the periods compared and the sale of the coastal navigation operation in November 2025. In 2025, costs totaled R$ 1.128 million (+16% vs 2024).

General and administrative expenses – Total of R$ 96 million (+140% vs 4Q24 and +15% vs 3Q25). Excluding depreciation and amortization expenses, they totaled R$ 89 million in 4Q25 (+56% vs 4Q24 and +17% vs 3Q25), mainly due to higher variable compensation provision in line with the progression of results, in addition to one-off expenses with consulting services. In 2025, they totaled R$ 275 million (+7% vs 2024).

Recurring Adjusted EBITDA – Total of R$ 160 million, reverting the negative result of 4Q24, reflecting the larger volume handled, as a result of normal navigation conditions and operational improvements. Compared to 3Q25, there was a 56% reduction, reflecting operational seasonality and the sale of the coastal navigation operation in November 2025. For the year, recurring Adjusted EBITDA reached R$ 1,125 million (+95% vs 2024).

R$ million

ULTRAPAR – Indebtedness	Quarter
	4Q25	4Q24	3Q25
Cash and cash equivalents[1]	9,408	8,032	6,668
Gross debt[1]	(20,093)	(14,302)	(17,188)
Leases payable	(1,740)	(1,485)	(1,708)
Derivative financial instruments[1]	276	-	185
Net debt	(12,148)	(7,756)	(12,043)
Adjusted LTM EBITDA[2]	7,267	5,539	7,058
Net debt/Adjusted LTM EBITDA[2]	1.7x	1.4x	1.7x
Trade payables – draft discount for suppliers	(4)	(1,015)	-
Financial liabilities of customers (vendor)	(74)	(180)	(97)
Net debt + draft discount + vendor	(12,227)	(8,950)	(12,140)
Average gross debt duration (years)	3.2	3.2	3.6
Average cost of gross debt	107% DI	110% DI	102% DI
	DI +0.9%	DI +1.1%	DI +0.3%
Average cash yield (% DI)[3]	97%	98%	96%

1 In 2Q25, the “Cash and cash equivalents” and “Gross debt” lines no longer present the balance of “Derivative financial instruments”. For further information, please see note 26 of Ultrapar’s financial statements.

2 Adjusted LTM EBITDA does not include extraordinary tax credits. With the consolidation of Hidrovias, Adjusted LTM EBITDA for 4Q25 includes the effect of Hidrovias’ Adjusted EBITDA for the last 12 months (excluding the effects of impairment and result of coastal navigation) and excludes the effects of share of profit (loss) of subsidiaries, joint ventures and associates recorded at Ultrapar.

3 Disregards funds invested abroad for debt protection.

Ultrapar ended 4Q25 with a net debt of R$ 12,148 million (1.7x Adjusted LTM EBITDA), practically stable compared to the R$ 12,043 million recorded in 3Q25 (1.7x Adjusted LTM EBITDA). The leverage and net debt levels remained unchanged even after the decision to antecipate R$ 1,087 billion in dividends in December. Excluding this effect, leverage would have decreased to 1.5x.

134

4Q25

Cash and maturity profile and breakdown of the gross debt (R$ million):

135

4Q25

ULTRAPAR - Investments	2025 (Plan)[1]	2025 (Real)[2]	2026 (Plan)
Expansion	1,512	1,279	1,110
Ipiranga	688	496	470
Ultragaz	267	240	255
Ultracargo	557	453	306
Hidrovias	-	90	79
Others	-	-	-
Maintenance and others	1,030	1,264	1,507
Ipiranga	678	776	811
Ultragaz	213	200	345
Ultracargo	116	70	128
Hidrovias	-	146	191
Others	23	72	32
Total	2,542	2,542	2,617
Ipiranga	1,366	1,272	1,281
Ultragaz	480	440	600
Ultracargo	673	523	434
Hidrovias	-	235	270
Others	23	72	32

1 The plan announced in February 2025 did not consider Hidrovias.

2 Considers Hidrovias’ CAPEX as of the consolidation in May 2025.

In 2025, Ultrapar invested R$ 2.5 billion, with 50% allocated to business expansion and 50% to maintenance and other investments.

The total investments made in 2025 remained in line with the previously announced plan, even after including the investments of Hidrovias, which was not included in the initial projection and added R$ 235 million to the total investments in 2025.

Disregarding this effect, total investments in 2025 would have amounted to R$ 2,307 million (vs. R$ 2,542 million in the plan), as a result of ongoing prioritization and optimization efforts, as well as the phasing of certain projects, mainly related to Ultracargo’s terminals and technology at Ipiranga.

Ipiranga invested R$ 1.272 million in 2025, focusing on expanding and maintaining its network of service stations and franchises, strengthening its logistics infrastructure, and investments related to replacing the company’s ERP system. Of the total investments, R$ 584 million refers to additions to fixed and intangible assets, R$ 647 million to contractual assets with clients (exclusivity rights), and R$ 41 million to installments of financing granted to customers and rent advances, net of receipts.

Ultragaz invested R$ 440 million in 2025, mainly focused on capturing new customers, mainly in the bulk segment, expansion of new energy sectors (with a more gradual pace of biomethane expansion, in line with product availability), acquisition and replacement of bottles, and maintenance and safety of existing operations.

Ultracargo invested R$ 523 million in 2025, focusing on the expansion projects at the terminals in Itaqui, Suape, Opla, Santos, and Rondonópolis, as well as investments in operational maintenance and safety.

Hidrovias’ investments focused on modular expansion in the Northern corridor, including the floating crane that will be used at TUP, in addition to investments in asset maintenance and docking of HB Tucunaré in the coastal navigation business.

For 2026, the investment plan totals R$ 2.617 million, in accordance with the market announcement released on March 04.

136

4Q25

Updates on ESG themes

The Ultra Group and its companies reinforced their commitment to transparency, integrity and climate agenda by joining the Carbon Disclosure Project (CDP), one of the world’s leading references in environmental information reporting. In 2025, Ultra Group improved its rating from C to B, reflecting progress in climate governance, risk management, and the quality of reported information.

The subsidiaries also delivered consistent performance: Hidrovias do Brasil maintained a B rating, while Ipiranga, Ultragaz and Ultracargo achieved a B rating in their first participation, demonstrating continuous evolution in reporting processes and the strengthening of climate management across all Group companies.

Ipiranga was recognized by Childhood Brasil for its initiatives to prevent the abuse and sexual exploitation of children and adolescents on Brazilian highways. Through the “Mover” Excellence Program, the company has intensified awareness efforts with partner transporters, suppliers and employees, expanding the reach and effectiveness of child protection measures.

The company also reaffirmed its position as a benchmark in human capital: for the second consecutive year, it ranked first place in the Energy sector of the Merco Talento award and was ranked 15th overall among the country’s top100 companies.

Ultracargo received the Diamond Seal of the Sustainability Pact in November, awarded by the Ministry of Ports and Airports—recognition granted to organizations that demonstrate excellence in measuring, monitoring, and continuously improving their ESG impacts.

For the fourth consecutive year, the company also received the Ocean-Friendly Terminal Seal, at the Port of Suape, highlighting initiatives focused on marine conservation and alignment with the Oceans Decade and Agenda 2030, particulary on SDG 14 – Life on Water.

Hidrovias was recognized, for the second consecutive cycle, with the Integrity Seal 2025–2027, granted in Paraguay, a certification that reaffirms the adoption of ethical, transparent and responsible practices.

R$ million

ULTRAPAR – Capital markets	Quarter			Year
	4Q25	4Q24	3Q25	2025	2024
Final number of shares (‘000 shares)	1,115,850	1,115,440	1,115,850	1,115,850	1,115,440
Market cap¹ (R$ million)	23,321	17,713	24,515	23,321	17,713
B3
Average daily trading volume (‘000 shares)	7,412	5,898	5,302	6,303	5,234
Average daily financial volume (R$ thousand)	159,386	111,271	97,953	116,711	123,249
Average share price (R$/share)	21.50	18.86	18.47	18.52	23.55
NYSE
Quantity of ADRs² (‘000 ADRs)	70,253	65,758	70,253	70,253	65,758
Average daily trading volume (‘000 ADRs)	1,989	2,159	1,898	1,888	1,539
Average daily financial volume (US$ thousand)	7,885	6,953	6,464	6,328	6,664
Average share (US$/ADRs)	3.97	3.22	3.41	3.35	4.33
Total
Average daily trading volume (‘000 shares)	9,401	8,057	7,200	8,190	6,773
Average daily financial volume (R$ thousand)	201,847	151,999	133,139	151,796	158,992

1 Calculated on the closing share price for the period

2 1 ADR = 1 commom share

137

4Q25

The average daily trading volume of Ultrapar’s shares, considering B3 and NYSE, was R$ 152 million/day in 2025 (-5% vs 2024). Ultrapar’s shares closed 2025 at R$ 20.90 on B3, up 32% in the year, while Ibovespa index appreciated by 34%. On the NYSE, Ultrapar’s shares rose 43%, while the Dow Jones index appreciated by 14% in the year. Ultrapar ended 2025 with a market cap of R$ 23 billion.

UGPA3 x Ibovespa performance

(Base 100)

Source: Broadcast

4Q25 Conference call

Ultrapar will host a conference call with analysts and investors on March 5, 2026 to comment on the Company’s performance in the fourth quarter of 2025. The presentation will be available for download on the Company’s website 30 minutes prior to the start.

The conference call will be broadcast via zoom and conducted in Portuguese with simultaneous translation into English. Please connect 10 minutes in advance.

Conference call in Portuguese with simultaneous translation into English

Time: 11:00 (BRT) / 9:00 (EDT)

Access link via Zoom

Participants in Brazil and international: Click here

138

4Q25

R$ million

ULTRAPAR – Balance sheet	Dec 25	Dec 24	Sep 25	Sep 25 Continued	Sep 25 Discontinued

ASSETS
Cash and cash equivalents	3,175	2,072	2,550	2,534	16
Financial investments	3,852	2,553	1,491	1,490	1
Derivative instruments¹	127	-	181	181	-
Trade receivables and reseller financing	4,277	4,052	4,270	4,212	57
Trade receivables - sale of subsidiaries	-	-	-	-	-
Inventories	4,244	3,917	3,843	3,824	19
Recoverable taxes	2,003	2,192	2,024	1,992	31
Energy trading futures contracts	371	141	236	236	-
Prepaid expenses	165	164	166	166	-
Contractual assets with customers – exclusive rights	666	659	663	663	-
Others	295	298	317	289	28
Assets held for sale	-	-	-	709	-
Total current assets	19,176	16,048	15,741	16,297	153
Financial Investments and other financial assets	2,382	3,407	2,628	2,609	19
Derivative instruments¹	773	-	655	655	-
Trade receivables and reseller financing	834	793	797	797	-
Deferred income and social contribution taxes	1,007	937	925	849	77
Recoverable taxes	4,064	2,996	3,924	3,924	0
Energy trading futures contracts	724	263	424	424	-
Escrow deposits	472	446	503	481	22
Prepaid expenses	81	41	57	57	-
Contractual assets with customers - exclusive rights	1,519	1,473	1,473	1,473	-
Related parties	105	48	91	91	-
Other receivables	278	241	415	406	9
Investments in subsidiaries, joint ventures and associates	521	2,149	397	506	(109)
Right-of-use assets	1,929	1,671	1,927	1,927	-
Property, plant and equipment	12,167	7,136	12,205	11,829	376
Intangible assets	3,316	1,908	3,402	3,239	163
Total non-current assets	30,173	23,510	29,824	29,268	556
Total assets	49,349	39,558	45,565	45,565	709
Liabilities
Trade payables	4,643	3,518	3,429	3,413	16
Trade payables - draft discount for suppliers	4	1,015	-	-	-
Loans, financing and debentures	4,251	3,553	2,705	2,642	63
Derivative instruments¹	246	-	206	206	-
Salaries and related charges	577	480	549	544	5
Taxes payable	596	473	543	524	19
Leases payable	344	316	336	336	-
Energy trading futures contracts	303	67	175	175	-
Financial liabilities of customers (vendor)	63	117	76	76	-
Dividends payable	23	327	17	17	-
Others	797	626	535	535	-
Liabilities held for sale	-	-	-	442	-
Total current liabilities	11,847	10,493	8,570	8,910	102
Loans, financing and debentures	15,842	10,749	14,483	14,143	340
Derivative instruments¹	335	-	376	376	-
Energy trading futures contracts	431	48	170	170	-
Provision for tax, civil and labor risks	485	611	628	628	-
Post-employment benefits	197	199	213	213	-
Leases payable	1,396	1,169	1,371	1,371	-
Financial liabilities of customers (vendor)	11	63	21	21	-
Others	1,074	403	1,065	1,065	-
Total non-current liabilities	19,771	13,241	18,328	17,988	340
Total liabilities	31,618	23,734	26,898	26,898	442
EQUITY
Share capital	7,987	6,622	7,987	7,987	-
Reserves	8,283	8,603	7,243	7,243	-
Treasury shares	(823)	(596)	(827)	(827)	-
Others	219	531	1,985	1,985	-
Non-controlling interests in subsidiaries	2,064	665	2,279	2,279	-
Total equity	17,731	15,823	18,667	18,667	-
Total liabilities and Equity	49,349	39,558	45,565	45,565	442

Cash and cash equivalents¹	9,408	8,032	6,668
Gross debt¹	(20,093)	(14,302)	(17,188)
Derivative financial instruments¹	276	-	185
Leases Payable	(1,740)	(1,485)	(1,708)
Net Debt	(12,148)	(7,756)	(12,043)

¹ In 2Q25, the “cash and cash equivalent” and “gross debt” lines no longer included the balance of derivate instruments.

139

4Q25

R$ million

ULTRAPAR – Income statement	4Q25	Continued op.	Discontinued op	4Q24	3Q25	Continued op.	Discontinued op.	2025	2024

Net revenues from sales and services	37,973	37,951	21	35,401	37,088	37,034	54	142,478	133,499
Cost of products sold and services provided	(35,372)	(35,359)	(13)	(32,166)	(34.588)	(34.556)	(31)	(133,080)	(123,812)
Gross Profit	2,600	2,592	8	3,236	2.501	2.478	23	9,398	9,687
Operating revenues (expenses)
Selling and marketing	(664)	(664)	-	(615)	(604)	(604)	-	(2,518)	(2,500)
General and administrative	(622)	(622)	1	(497)	(571)	(569)	(2)	(2,252)	(1,872)
Results from disposal of assets	(100)	66	(165)	66	(16)	13	(29)	(138)	172
Other operating income (expenses), net	(131)	(132)	2	(77)	127	124	3	363	(414)
Operating income	1,084	1,239	(154)	2,113	1.437	1.441	(5)	4,852	5,073
Financial Results
Financial income	387	386	1	219	375	373	2	1,586	881
Financial expenses	(943)	(941)	(1)	(555)	(777)	(774)	(2)	(2,754)	(1,813)
Total share of profit (loss) of subsidiaries, joint ventures and associates
Share of profit (loss) of subsidiaries, joint ventures and associates	(40)	(40)	-	(120)	(8)	(8)	-	(156)	(127)
Amortization of fair value adjustments on associates acquisition	(0)	(0)	-	(0)	(0)	(0)	-	(2)	(2)
Gain (loss) on obtaining control of an affiliate	-	-	-	-	-	-	-	91	-
Income before taxes and social contribution taxes	488	643	(155)	1,657	1,027	1,032	(5)	3,618	4,012
Income and social contribution taxes
Current	(329)	(331)	2	(364)	(252)	(253)	1	(1,049)	(1,125)
Deferred	96	127	(30)	(412)	(3)	(5)	2	(27)	(361)
Net income	256	439	(183)	881	772	775	(2)	2,542	2,526
Net income attributable to:
Shareholders of Ultrapar	323	323	-	842	709	709	-	2,454	2,363
Non-controlling interests in subsidiaries	(68)	(68)	-	39	63	63	-	88	163
Adjusted EBITDA	1,562	1,715	(152)	2,379	1,946	1,945	1	6,767	6,610
Non-recurring¹	182	(44)	226	(1,096)	(164)	(193)	29	(588)	(1,233)
Recurring Adjusted EBITDA	1,745	1,671	74	1,284	1,783	1,753	30	6,179	5,377
Depreciation and amortization²	563	563	-	452	570	570	-	2.041	1.731
Total invesments³	826	826	-	776	756	740	16	2.542	2.213
MTM of energy futures contracts	(46)	(46)	-	(64)	(58)	(58)	-	(71)	(64)
Cash flow hedge	2	-	2	-	6	-	6	12	-
Ratios
Earnings per share (R$)	0.30			0.76	0.65			1.6	1.38
Net debt / Adjusted LTM EBITDA[4]	1.7x			1.4x	1.7x			1.7x	1.4x
Gross margin (%)	6.8%			9.1%	6.7%			6.6%	7.3%
Operating margin (%)	2.9%			6.0%	3.9%			3.4%	3.8%
Adjusted EBITDA margin (%)	4.1%			6.7%	5.2%			4.7%	5.0%
Recurring Adjusted EBITDA margin (%)	4.6%			3.6%	4.8%			4.3%	4.0%
Number of employees	11,302			9,558	10,947			11,302	9,558

¹ Non-recurring items described in the EBITDA calculation table – page 2.

² Includes amortization of contractual assets with customers – exclusive rights and amortization of fair value adjustments on associates acquisition.

³ Includes property, plant and equipment and additions to intangible assets (net of divestitures), contractual assets with customers (exclusive rights), initial direct costs of assets with right of use, contributions made to SPEs (Specific Purpose Companies), payment of grants, financing of clients, rental advances (net of receipts), acquisition of shareholdings and payments of leases.

4 Adjusted LTM EBITDA does not include closing adjustments from the sale of Extrafarma and extraordinary tax credits.

140

4Q25

R$ million

ULTRAPAR – Cash flows	Quarter	Year
	4Q25	2025	2024
Cash flows from operating activities
Net income	439	2,748	2,526
Adjustments to reconcile net income to cash provided (consumed) by operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates and amortization of fair value adjustments on associates acquisition	41	158	130
Amortization of contractual assets with customers - exclusive rights	130	470	555
Amortization of right-of-use assets	100	367	312
Depreciation and amortization	335	1,219	901
Interest and foreign exchange rate variations	798	1,473	1,558
Current and deferred income and social contribution taxes	204	1,064	1,486
Gain (loss) on disposal or write-off of property, plant and equipment, intangible assets and other assets	(66)	(110)	(207)
Equity instrument granted	19	41	57
Fair Value Result of Energy Contracts	(46)	(71)	(64)
Provision for decarbonization - CBios	64	371	584
Reavaliation of investment in associates	-	(91)	-
Provisões para riscos tributários, cíveis e trabalhistas	(46)	(104)	(5)
Other provisions and adjustments	(35)	(18)	(11)
Cash flow from operating acrivities before changes in working capital	1,937	7,515	7,821
(Increase) decrease in assets
Trade receivables and reseller financing	(69)	(186)	180
Inventories	(419)	(151)	371
Recoverable taxes	(87)	(171)	(585)
Dividends received from subsidiaries, associates and joint ventures	(0)	11	2
Other assets	129	168	(115)
Increase (decrease) in liabilities
Trade payables and trade payables - draft discount for suppliers	1,223	(32)	(1,210)
Salaries and related charges	30	48	(17)
Taxes payable	6	9	(24)
Income and social contribution taxes payable	(217)	(949)	(1,057)
Other liabilities	178	190	(160)
Acquisition of CBios and carbon credits	(47)	(371)	(713)
Payments of contractual assets with customers - exclusive rights	(171)	(456)	(418)
Payment of contingencies	(58)	(79)	(31)
Income and social contribution taxes paid	(55)	(124)	(309)
Net cash provided (consumed) by operating activities	2,378	5,422	3,736
Net cash generated (consumed) by discontinued operating activities	3	30	-
Net cash generated (consumed) by operating activities	2,382	5,453	3,736
Cash flows from investing activities
Financial investments, net of redemptions	(2,159)	(1,511)	(4,202)
Acquisition of property, plant and equipment and intangible assets	(670)	(2.005)	(1,787)
Cash provided by disposal of investments and property, plant and equipment	318	429	1,386
Capital decrease in subsidiaries, associates and joint ventures	-
Net cash consumed in the purchase of investments and other assets	(320)	(937)	(1,786)
Net cash consumed in the purchase of investments and other assets	41	1.214	1
Net cash provided (consumed) by investing continued activities	(2,790)	(2,811)	(6,388)
Net cash provided (consumed) by investing discontinued activities	(13)	(35)	-
Net cash provided (consumed) by investing activities	(2,803)	(2,846)	(6,388)
Cash flows from financing activities
Loans, financing and debentures
Proceeds	3,709	8,669	4,180
Repayments	(612)	(5,134)	(2,719)
Interest and derivatives (paid) or received	(637)	(1,899)	(1,118)
Payments of leases	(114)	(481)	(433)
Dividends paid	(1,274)	(2,172)	(834)
Payments of financial liabilities of customers	(25)	(123)	(160)
Capital increase made by non-controlling shareholders and redemption of shares	-	(12)	14
Share buyback for treasury	(0)	(267)	(149)
Related parties	(11)	(44)	(15)
Net cash provided (consumed) by financing continued activities	1,036	(1,463)	(1,234)
Net cash provided (consumed) by financing discontinued activities	(6)	(7)	-
Net cash provided (consumed) by financing activities	1,030	(1,470)	(1,234)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	17	(45)	32
Increase (decrease) in cash and cash equivalents continued activities	641	1,104	(3,854)
Increase (decrease) in cash and cash equivalents discontinued activities	(16)	(11)	-
Cash and cash equivalents continued activities at the beginning of the period	2,534	2,072	5,926
Cash and cash equivalents discontinued activities at the beginning of the period	16	11	-
Cash and cash equivalents continued activities at the end of the period	3,175	3,175	2,072
Cash and cash equivalents discontinued activities at the end of the period	-	-	-
Non-cash transactions
Addition on right-to-use assets and leases payable	121	401	342
Addition on contractual assets with customers - exclusive rights	8	67	6
Reclassification between financial assets and investment in associates	-	-	645
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	-	-	6
Acquisition of property, plant and equipment and intangible assets without cash effect	(1)	23	42

141

4Q25

Starting from 1Q25, the concept of operating capital has been adjusted to reflect all balances of operational assets and liabilities from management's perspective, including primarily the balances of current and deferred income tax, with the comparative balances for 2024 being restated (previously, due to the centralized management of these items, these balances were only included in Ultrapar’s consolidated view).

R$ million

IPIRANGA – Employed capital	Dec 25	Dec 24	Sep 25
Operating assets
Trade receivables and reseller financing	4,290	4,187	4,200
Inventories	3,883	3,702	3,421
Taxes	5,261	4,468	5,159
Recoverable income and social contribution taxes	379	392	335
Judicial deposits	327	322	336
Deferred income and social contribution taxes	591	639	549
Others	441	541	500
Contractual assets with customers - exclusive rights	2,185	2,132	2,136
Right-of-use assets (leases)	827	912	838
Investments	103	146	125
Property, plant and equipment	3,429	3,282	3,324
Intangible	1,278	1,017	1,113
Total operating assets	22,993	21,740	22,037
Operating liabilities
Trade payables and draft discount for suppliers	4,069	4,101	2,896
Salaries and related charges	286	265	233
Post-employment benefits	211	217	230
Taxes	135	112	128
Income and social contribution taxes payable	212	273	158
Deferred income and social contribution taxes	4	1	3
Provisions for tax, civil, and labor risks	341	417	438
Leases payable	692	741	688
Financial liabilities of customers (vendor)	74	180	97
Provision for decarbonization credit	(0)	-	(0)
Others	682	591	520
Total operating liabilities	6,706	6,897	5,390

Number of service stations	5,805	5,860	5,812
Number of employees	4,499	4,512	4,059

142

4Q25

Starting from 1Q25, the concept of operating capital has been adjusted to reflect all balances of operational assets and liabilities from management's perspective, including primarily the balances of current and deferred income tax, with the comparative balances for 2024 being restated (previously, due to the centralized management of these items, these balances were only included in Ultrapar’s consolidated view).

R$ million

ULTRAGAZ – Employed capital	Dec 25	Dec 24	Sep 25
Operating Assets
Trade receivables	673	633	658
Inventories	204	202	239
Taxes	126	219	152
Recoverable income and social contribution taxes	27	34	25
Judicial deposits	47	101	49
Deferred income and social contribution taxes	128	104	89
Others	91	121	122
Right-of-use assets (leases)	187	152	179
Investments	4	1	5
Property, plant and equipment, net	1,667	1,566	1,601
Intangible assets, net	275	334	325
Total Operating Assets	3,428	3,467	3,443
Operating Liabilities
Trade payables	280	282	270
Salaries and related charges	126	121	150
Taxes	21	17	23
Income and social contribution taxes payable	95	17	88
Deferred income and social contribution taxes	119	-	121
Provisions for tax, civil, and labor risks	16	14	16
Leases payable	223	189	215
Others	130	324	136
Total Operating Liabilities	1,011	965	1,021

Number of employees	3,694	3,711	3,682

143

4Q25

R$ million

ULTRACARGO – Employed capital	Dec 25	Dec 24	Sep 25
Operating Assets
Trade receivables	49	47	41
Inventories	13	13	13
Taxes	2	2	0
Recoverable income and social contribution taxes	34	47	31
Judicial deposits	9	9	9
Deferred income and social contribution taxes	34	34	25
Others	25	29	22
Right-of-use assets (leases)	621	600	618
Investments	239	216	238
Property, plant and equipment, net	2,596	2,210	2,503
Intangible assets, net	286	284	286
Total Operating Assets	3,907	3,491	3,787
Operating Liabilities
Trade payables	104	134	81
Salaries and related charges	42	49	41
Taxes	16	19	17
Income and social contribution taxes payable	14	31	14
Deferred income and social contribution taxes	(0)	-	0
Provisions for tax, civil, and labor risks	12	28	12
Leases payable	571	546	560
Others	24	29	24
Total Operating Liabilities	782	837	749

Number of employees	859	843	853

144

4Q25

The balances of Hidrovias consider the effects of the business combination, including the fair value adjustments and capital loss of assets and liabilities, and thus differ from the information disclosed by Hidrovias to the market.

R$ million

HIDROVIAS – Employed capital	Dec 25	Sep 25
Operating Assets
Trade receivables	101	170
Inventories	144	170
Taxes	10	21
Recoverable income and social contribution taxes	187	204
Judicial deposits	73	94
Deferred income and social contribution taxes	74	107
Others	217	263
Right-of-use assets (leases)	289	286
Investments	136	25
Property, plant and equipment, net	4,341	4,646
Intangible assets, net	1,201	1,406
Total Operating Assets	6,772	7,391
Operating Liabilities
Trade payables	140	121
Salaries and related charges	75	82
Taxes	64	77
Income and social contribution taxes payable	31	35
Deferred income and social contribution taxes	515	508
Provisions for tax, civil, and labor risks	33	93
Leases payable	247	237
Others¹	243	149
Total Operating Liabilities	1,347	1,303

Number of employees	1,732	1,842

145

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

March 4th, 2026, at 10:00 a.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

Members in attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Ms. Denize Sampaio Bicudo; (iii) Chief Executive Officer, Mr. Rodrigo de Almeida Pizzinatto; (iv) Chief Financial and Investor Relations Officer, Mr. Alexandre Mendes Palhares; and (v) in relation to item 1, other executive officers of the Company, namely, Mrs. Décio de Sampaio Amaral, Fulvius Tomelin, Leonardo Remião Linden and Tabajara Bertelli Costa.

Matters discussed and resolutions:

  After being examined and discussed, the members of the Board of Directors approved the financial statements of the Company, including the balance sheet and the management report for the fiscal year ended on December 31, 2025, as well as the allocation of the net income for the year and the distribution of dividends, supported by the independent auditors’ report, and recommended their approval by the Annual General Shareholders’ Meeting.
  The Board of Directors approved, ad referendum to the Annual General Shareholders’ Meeting, the following destination of the net income for the year ended on December 31, 2025, in the amount of R$ 2,453,854,009.26 (two billion, four hundred fifty-three million, eight hundred fifty-four, thousand nine Reais and twenty-six cents of Real), as described below:

(i)R$ 122,692,700.46 (one hundred twenty‑two million, six hundred ninety‑two thousand, seven hundred Reais and forty‑six cents of Real) will be allocated to the legal reserve;

(ii)R$ 917,848,348.20 (nine hundred seventeen million, eight hundred forty‑eight thousand, three hundred forty‑eight Reais and twenty cents of Real) will be allocated to the statutory reserve for investments; and

(iii)R$ 1,413,312,960.60 (one billion, four hundred thirteen million, three hundred twelve thousand, nine hundred sixty Reais and sixty cents of Real) were allocated for the payment of dividends to the holders of common shares, it being certain that the shareholders received R$ 1.26658 per share, of which (i) R$ 326,005,092.60 (three hundred twenty‑six million, five thousand, ninety‑two Reais and sixty cents of Real) were paid as interim dividends pursuant to a resolution of this Board of Directors dated August 13, 2025; and (ii) R$ 1,087,307,868.00 (one billion, eighty‑seven million, three hundred seven thousand, eight hundred sixty‑eight Reais) were paid as interim dividends pursuant to a resolution of this Board of Directors dated December 1st, 2025.

146

3. The members of the Board of Directors were updated on the proposals that will be submitted for shareholders’ approval upon the calling of the Annual General and Extraordinary Shareholders’ Meeting and manifested positively to these proposals.

4. The members of the Board of Directors approved the calling of the Annual General and Extraordinary Shareholders’ Meeting, that shall be held on April 15, 2026.

5. The members of the Board of Directors were updated on the annual report of the Audit and Risks Committee, as well as its recommendations to the Board of Directors.

Notes: The resolutions were approved, with no amendments or qualifications, by all Board Members.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

MARCOS MARINHO LUTZ – Chairman

JORGE MARQUES DE TOLEDO CAMARGO – Vice-Chairman

FABIO VENTURELLI

FRANCISCO DE SÁ NETO

FLÁVIA BUARQUE DE ALMEIDA

JOSÉ MAURICIO PEREIRA COELHO

MARCELO FARIA DE LIMA

PETER PAUL LORENÇO ESTERMANN

VÂNIA MARIA LIMA NEVES

DENIZE SAMPAIO BICUDO – Secretary of the Board of Directors

147

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2026

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer